As filed with the Securities and Exchange Commission on August 8, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HALLMARK FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada	6331	87-0447375
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
777 Main Street
Suite 1000
Fort Worth, Texas 76102
(817) 348-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MARK J. MORRISON
President and Chief Executive Officer
HALLMARK FINANCIAL SERVICES, INC.
777 Main Street
Suite 1000
Fort Worth, Texas 76102
(817) 348-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

STEVEN D. DAVIDSON MCGUIRE, CRADDOCK & STROTHER, P.C. 3550 LINCOLN PLAZA 500 N. AKARD DALLAS, TEXAS 75201 (214) 954-6800	BRIAN J. FAHRNEY ANTHONY J. RIBAUDO SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, ILLINOIS 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Shares to be Registered	Price(1)(2)	Registration Fee

Common stock, par value $0.18 per share	$80,500,000	$8,614

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares attributable to the underwriters’ over-allotment option.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                   , 2006
                                 Shares
Common Stock
$              per share

•	Hallmark Financial Services, Inc. is offering shares and the selling stockholder is offering shares. We will not receive any proceeds from the sale of our shares by the selling stockholder.

•	The last reported sale price of our common stock on August 4, 2006 was $11.00 per share.

•	Current trading symbol: American Stock Exchange — HAF.

•	We are applying to have our stock listed on the Nasdaq Global Market under the symbol — HALL.

This investment involves risk. See “Risk Factors” beginning on page 14.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Hallmark Financial Services, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters have a 30-day option to purchase up to                     additional shares of common stock from the selling stockholder to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state insurance or securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Piper Jaffray

William Blair & Company

Keefe, Bruyette & Woods

Raymond James
The date of this prospectus is                     , 2006.

Page

Special Note Regarding Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	14
Use of Proceeds	24
Price Range of Our Common Stock	25
Dividend Policy	26
Capitalization	27
Selected Financial Data	28
Unaudited Pro Forma Financial Information	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	49
Management	75
Executive Compensation	80
Certain Relationships and Related Transactions	86
Principal and Selling Stockholders	88
Description of Capital Stock	90
Shares Eligible for Future Sale	93
Underwriting	94
Legal Matters	96
Experts	96
Where You Can Find More Information	96
Index to Financial Statements	F-1
Restated By-Laws of the Registrant
Lease Agreement
Amendment No. 1 to Lease Agreement
Amendment No. 2 to Lease Agreement
Amendment No. 3 to Lease Agreement
Amended and Restated Lease Agreement
Employment Agreement - Curtis R. Donnell
Employment Agreement - Donald E. Meyer
Quota Share Reinsurance Treaty
Amendment 1 to Quota Share Reinsurance Treaty
Amendment 2 to Quota Share Reinsurance Treaty
List of Subsidiaries of the Registrant
Consent of KPMG LLP
Consent of KPMG LLP

You should rely only on the information contained in this prospectus. We have not, and the underwriters and the selling stockholder have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholder is not and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of our business activities and availability of funds. Statements regarding the following subjects are forward-looking by their nature:

•	our business and growth strategies;

•	our performance goals;

•	our projected financial condition and operating results;

•	our understanding of our competition;

•	industry and market trends;

•	the impact of technology on our products, operations and business;

•	use of the proceeds of this offering; and

•	any other statements or assumptions that are not historical facts.
The forward-looking statements included in this prospectus are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework, weather-related events and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

ii

PROSPECTUS SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors,” as well as the financial statements and related notes included in this prospectus. Unless the context requires otherwise, in this prospectus, the term “Hallmark” refers solely to Hallmark Financial Services, Inc. and the terms “we,” “our,” and “us” refer to Hallmark and its subsidiaries. Our four operating units described in this prospectus are referred to as our “HGA Operating Unit,” our “TGA Operating Unit,” our “Phoenix Operating Unit” and our “Aerospace Operating Unit,” while the subsidiaries comprising these operating units and our insurance company subsidiaries are referred to in the manner identified in the operational structure chart on page 8.
Who We Are
We are a diversified property/casualty insurance group that serves businesses and individuals in specialty and niche markets. We primarily offer commercial insurance, general aviation insurance and non-standard personal automobile insurance in selected market subcategories. We structure our products with the intent to retain low-severity and short-tailed risks. We focus on marketing, distributing, underwriting and servicing commercial and personal property/casualty insurance products that require specialized underwriting expertise or market knowledge. We believe this approach provides us the best opportunity to achieve favorable policy terms and pricing.
We market, distribute, underwrite and service our commercial and personal property/casualty insurance products through four operating units, each of which has a specific focus. Our HGA Operating Unit primarily handles standard commercial insurance, our TGA Operating Unit concentrates on excess and surplus lines commercial insurance, our Phoenix Operating Unit focuses on non-standard personal automobile insurance and our Aerospace Operating Unit specializes in general aviation insurance. The subsidiaries comprising our TGA Operating Unit and our Aerospace Operating Unit were acquired effective January 1, 2006. The insurance policies produced by our four operating units are written by our three insurance company subsidiaries as well as unaffiliated insurers.
Each operating unit has its own management team with significant experience in distributing products to its target markets and proven success in achieving underwriting profitability and providing efficient claims management. Each operating unit is responsible for marketing, distribution, underwriting and claims management while we provide capital management, reinsurance, actuarial, investment, financial reporting, technology services, legal services and back office support at the parent level. We believe this approach optimizes our operating results by allowing us to effectively penetrate our selected specialty and niche markets while maintaining operational controls, managing risks, controlling overhead and efficiently allocating our capital across operating units.
We expect future growth to be derived from increased retention of the premiums we write, organic growth in premium produced by our existing operating units and selected, opportunistic acquisitions that meet our criteria. In 2005, we increased the capital of our insurance company subsidiaries, enabling them to retain significantly more of the business produced by our operating units. For the quarter ended March 31, 2006, 62.7% of the total premium produced by our operating units was retained by our insurance company subsidiaries, while the remaining 37.3% was written for or ceded to unaffiliated insurers. We expect to continue to increase our retention of the total premium produced by our operating units. We believe increasing our overall retention will drive greater near-term profitability than focusing solely on growth in premium production and market share.

What We Do
We market commercial and personal property/casualty insurance products which are tailored to the risks and coverages required by the insured. We believe that most of our target markets are underserved by larger property/casualty insurers because of the specialized nature of the underwriting required. We are able to offer these products profitably as a result of the expertise of our experienced underwriters. We also believe our long-standing relationships with independent general agencies and retail agents and the service we provide differentiate us from larger property/casualty insurers.
Our HGA Operating Unit primarily underwrites low-severity, short-tailed commercial property/casualty insurance products in the standard market. These products have historically produced stable loss results and include general liability, commercial automobile, commercial property and umbrella coverages. Our HGA Operating Unit markets its products through a network of approximately 165 independent agents primarily serving businesses in the non-urban areas of Texas, New Mexico, Oregon, Idaho, Montana and Washington as of June 30, 2006.
Our TGA Operating Unit primarily offers commercial property/casualty insurance products in the excess and surplus lines, or non-admitted, market. Excess and surplus lines insurance provides coverage for difficult to place risks that do not fit the underwriting criteria of insurers operating in the standard market. Our TGA Operating Unit focuses on small- to medium-sized commercial businesses that do not meet the underwriting requirements of standard insurers due to factors such as loss history, number of years in business, minimum premium size and types of business operation. Our TGA Operating Unit primarily writes general liability and commercial automobile policies, but also offers commercial property, dwelling fire, homeowners and non-standard personal automobile coverages. Our TGA Operating Unit markets its products through 36 independent general agencies with offices in Texas, Louisiana and Oklahoma, as well as approximately 825 independent retail agents in Texas, as of June 30, 2006.
Our Phoenix Operating Unit offers non-standard personal automobile policies which generally provide the minimum limits of liability coverage mandated by state law to drivers who find it difficult to obtain insurance from standard carriers due to various factors including age, driving record, claims history or limited financial resources. Our Phoenix Operating Unit markets this non-standard personal automobile insurance through approximately 920 independent retail agents in Texas, New Mexico, Arizona, Oklahoma and Idaho as of June 30, 2006.
Our Aerospace Operating Unit offers general aviation property/casualty insurance primarily for private and small commercial aircraft and airports. The aircraft liability and hull insurance products underwritten by our Aerospace Operating Unit are targeted to transitional or non-standard pilots who may have difficulty obtaining insurance from a standard carrier. Airport liability insurance is marketed to smaller, regional airports. Our Aerospace Operating Unit markets these general aviation insurance products through approximately 215 independent specialty brokers in 48 states as of June 30, 2006.
Our insurance company subsidiaries are American Hallmark Insurance Company of Texas (“AHIC”), Phoenix Indemnity Insurance Company (“PIIC”) and Gulf States Insurance Company (“GSIC”). Effective January 1, 2006, our insurance company subsidiaries entered into a pooling arrangement pursuant to which AHIC would retain 59.9% of the net premiums written, PIIC would retain 34.1% of the net premiums written and GSIC would retain 6.0% of the net premiums written. As of June 5, 2006, A.M. Best Company, Inc. (“A.M. Best”), a nationally recognized insurance industry rating service and publisher, pooled its ratings of our three insurance company subsidiaries and assigned a financial strength rating of “A-” (Excellent) and an issuer credit rating of “a-” to each of our individual insurance company subsidiaries and to the pool formed by our insurance company subsidiaries.
The following table displays the gross premiums produced by our four operating units for affiliated and unaffiliated insurers for the years ended December 31, 2003 through 2005 and the three months ended March 31, 2005 and 2006, as well as the gross premiums written and net premiums written by our insurance subsidiaries for our four operating units for the same periods:

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(dollars in thousands)
	(unaudited)
Gross Premiums Produced:
HGA Operating Unit	$23,664	$20,646	$81,721	$75,808	$68,519
TGA Operating Unit(1)	30,711	—	—	—	—
Phoenix Operating Unit	11,098	10,521	36,345	43,497	55,745
Aerospace Operating Unit(1)	7,417	—	—	—	—

Total	$72,890	$31,167	$118,066	$119,305	$124,264

Gross Premiums Written:
HGA Operating Unit(2)	$23,464	$—	$52,952	$—	$—
TGA Operating Unit(1)	13,049	—	—	—	—
Phoenix Operating Unit	11,098	10,634	36,515	33,389	43,338
Aerospace Operating Unit(1)	124	—	—	—	—

Total	$47,735	$10,634	$89,467	$33,389	$43,338

Net Premiums Written:
HGA Operating Unit(2)	$21,679	$—	$51,249	$—	$—
TGA Operating Unit(1)	12,890	—	—	—	—
Phoenix Operating Unit	11,098	10,040	37,003	33,067	36,569
Aerospace Operating Unit(1)	112	—	—	—	—

Total	$45,779	$10,040	$88,252	$33,067	$36,569

(1)	The subsidiaries comprising these operating units were acquired effective January 1, 2006 and, therefore, are not included in the three months ended March 31, 2005 or the years ended December 31, 2005, 2004 and 2003.
(2)	We commenced retaining the business produced by our HGA Operating Unit during the third quarter of 2005.
Our Competitive Strengths
We believe that we enjoy the following competitive strengths:

•	Specialized Market Knowledge and Underwriting Expertise. All of our operating units possess extensive knowledge of the specialty and niche markets in which they operate, which we believe allows them to effectively structure and market their property/casualty insurance products. Our Phoenix Operating Unit has a thorough understanding of the unique characteristics of the non-standard personal automobile market. Our HGA Operating Unit has significant underwriting experience in its target markets for standard commercial property/casualty insurance products. In addition, our TGA Operating Unit and Aerospace Operating Unit have developed specialized underwriting expertise which enhances their ability to profitably underwrite non-standard property/casualty insurance coverages.

•	Tailored Market Strategies. Each of our operating units has developed its own customized strategy for penetrating the specialty or niche markets in which it operates. These strategies include distinctive product structuring, marketing, distribution, underwriting and servicing approaches by each operating unit. As a result, we are able to structure our property/casualty insurance products to serve the unique risk and coverage needs of our insureds. We believe that these market-specific strategies enable us to provide policies tailored to the target customer which are appropriately priced and fit our risk profile.

•	Superior Agent and Customer Service. We believe that performing the underwriting, billing, customer service and claims management functions at the operating unit level allows us to provide superior service to both our independent agents and insured customers. The easy-to-use interfaces and responsiveness of our operating units enhance their relationships with the independent agents who sell our policies. We also believe that our consistency in offering our insurance products through hard and soft markets helps to build and maintain the loyalty of our independent agents. Our customized products, flexible payment plans and prompt claims processing are similarly beneficial to our insureds.

•	Market Diversification. We believe that operating in various specialty and niche segments of the property/casualty insurance market diversifies both our revenues and our risks. We also believe our operating units generally operate on different market cycles, producing more earnings stability than if we focused entirely on one product. As a result of the pooling arrangement among our insurance company subsidiaries, we are able to allocate our capital among these various specialty and niche markets in response to market conditions and expansion opportunities. We believe that this market diversification reduces our risk profile and enhances our profitability.

•	Experienced Management Team. Hallmark’s senior management has an average of over 20 years of insurance experience. In addition, our operating units have strong management teams, with an average of more than 25 years of insurance experience for the heads of our operating units and an average of more than 15 years of underwriting experience for our underwriters. Our management has significant experience in all aspects of property/casualty insurance, including underwriting, claims management, actuarial analysis, reinsurance and regulatory compliance. In addition, Hallmark’s senior management has a strong track record of acquiring businesses that expand our product offerings and improve our profitability profile.
Our Strategy
We are striving to become a leading diversified property/casualty insurance group offering products in specialty and niche markets through the following strategies:

•	Focusing on Underwriting Discipline and Operational Efficiency. We seek to consistently generate an underwriting profit on the business we write in hard and soft markets. Our operating units have a strong track record of underwriting discipline and operational efficiency which we seek to continue. We believe that in soft markets our competitors often offer policies at a low or negative underwriting profit in order to maintain or increase their premium volume and market share. In contrast, we seek to write business based on its profitability rather than focusing solely on premium production. To that end, we provide financial incentives to many of our underwriters and independent agents based on underwriting profitability.

•	Increasing the Retention of Business Written by Our Operating Units. Our operating units have a strong track record of writing profitable business in their target markets. Historically, the majority of those premiums were retained by unaffiliated insurers. During 2005, we increased the capital of our insurance company subsidiaries which has enabled us to retain significantly more of the premiums our operating units produce. We expect to continue to increase the portion of our premium production retained by our insurance company subsidiaries. We believe that the underwriting profit earned from this newly retained business will drive our profitability growth in the near-term.

•	Achieving Organic Growth in Our Existing Business Lines. We believe that we can achieve organic growth in our existing business lines by consistently providing our insurance products through market cycles, expanding geographically, expanding our agency relationships and further penetrating our existing customer base. We believe that our extensive market knowledge and strong agency relationships position us to compete effectively in our various specialty and niche markets. We also believe there is a significant opportunity to expand some of our existing business lines into new geographical areas and through new agency relationships while maintaining our underwriting discipline and operational efficiency. In addition, we believe there is an opportunity for some of our operating units to further penetrate their existing customer bases with additional products offered by our other operating units.

•	Pursuing Selected, Opportunistic Acquisitions. We seek to opportunistically acquire insurance organizations that operate in specialty or niche property/casualty insurance markets that are complementary to our existing operations. We seek to acquire companies with experienced management teams, stable loss results and strong track records of underwriting profitability and operational efficiency. Where appropriate, we intend to ultimately retain profitable business produced by the acquired companies that would otherwise be retained by unaffiliated insurers. Our management has significant experience in evaluating potential acquisition targets, structuring transactions to ensure continued success and integrating acquired companies into our operational structure.
Our Challenges
As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, including the following:

•	Structuring and Pricing Our Products in Response to Industry Cycles. Properly structuring and pricing our property/casualty insurance products is critical to continuing premium production while maintaining underwriting profitability. If our products are overpriced, our premium production will decline. Conversely, if our products are underpriced, our underwriting results will suffer. The structure and price of our products must be continually evaluated due to the cyclical nature of the property/casualty insurance industry, which has historically been characterized by soft markets followed by hard markets. If we misprice our products in response to changing market conditions, our results of operations will be adversely affected.

•	Estimating Our Loss Reserves. We maintain loss reserves to cover our estimated ultimate liability for unpaid losses and loss adjustment expenses for reported and unreported claims incurred as of the end of each accounting period. These reserves represent management’s estimates of what the ultimate settlement and administration of claims will cost and are not reviewed by an independent actuary. Setting reserves is inherently uncertain and there can be no assurance that current or future reserves will prove adequate. If our loss reserves are inadequate, it will have an unfavorable impact on our results.

•	Maintaining Our Favorable Financial Strength Ratings. In June 2006, A.M. Best assigned a financial strength rating of “A-” (Excellent) to our individual and pooled insurance company subsidiaries. To maintain these ratings, our insurance company subsidiaries must maintain their capitalization and operating performance at a level consistent with projections provided to A.M. Best, as well as satisfy various other rating requirements. If A.M. Best downgrades our ratings, it is likely that we will not be able to compete as effectively and our ability to sell insurance policies could decline. As a result, our financial results would be adversely affected.

•	Attracting, Developing and Retaining Experienced Personnel. To sustain our growth as a diverse property/casualty insurance group operating in specialty and niche markets, we must continue to attract, develop and retain management, marketing, distribution, underwriting, customer service and claims personnel with expertise in the products we offer. We do not have employment agreements with most of our executive officers, including our Chief Executive Officer. The loss of key personnel, or our inability to recruit, develop and retain additional qualified personnel, could materially and adversely affect our business, growth and profitability.
For further discussion of these and other challenges, see “Risk Factors.”
The TGA and Aerospace Transactions
As part of our strategy to pursue selective, opportunistic acquisitions, we acquired the subsidiaries comprising the TGA Operating Unit and the Aerospace Operating Unit in separate transactions effective January 1, 2006. Our TGA Operating Unit is involved in the marketing, distribution, underwriting and servicing of property/casualty insurance products, primarily excess and surplus lines commercial automobile and general liability risks. Our Aerospace Operating Unit is involved in the marketing, distribution, underwriting and servicing of general aviation property/casualty insurance products with a particular emphasis on private and small commercial aircraft. We expect these acquisitions to significantly expand the scope of our insurance marketing and distribution operations and provide opportunities for increased underwriting. Both of these operating units fit our acquisition profile by having seasoned management teams, operating in specialized segments of the property/casualty insurance market and possessing strong track records of underwriting profitability.
Company History
Hallmark was formed in 1987 and initially operated a small chain of retail outlets specializing in the sale and financing of optical products and services. These activities were discontinued as of December 31, 1990. Our insurance operations began in 1990 when Hallmark acquired, through several transactions, a managing general agency, a small group of retail insurance agencies, a premium finance company and AHIC. Until 2002, our insurance operations consisted of marketing, distributing, underwriting, financing and servicing non-standard personal automobile insurance in Texas, as well as claims adjusting and other related services.
During 2000 and 2001, Newcastle Partners, L.P. (“Newcastle Partners”) accumulated approximately 48% of our outstanding common stock. Mark E. Schwarz, who solely controls Newcastle Partners, became chairman of our board of directors in October 2001. Mr. Schwarz was named our Chief

Executive Officer in January 2003 and served in such capacity until August 2006, at which time he became our Executive Chairman.
In December 2002, we acquired the standard commercial property/casualty insurance operations we now refer to as our HGA Operating Unit. We also acquired PIIC in January 2003, and consolidated its operations into AHIC’s existing non-standard personal automobile operations. Both of these acquisitions were funded with a $9.0 million loan from Newcastle Partners which was repaid with the proceeds of a $10.0 million stockholder rights offering completed in September 2003. As a result of this rights offering, Mr. Schwarz and Newcastle Partners increased their beneficial ownership to approximately 63% of our outstanding common stock.
During 2005, we completed a capital plan which raised $45.0 million through another stockholder rights offering and $30.0 million through a private placement of trust preferred securities. The successful completion of this capital plan enabled us to retain additional non-standard personal automobile business marketed by our Phoenix Operating Unit, to directly write the standard commercial lines business previously marketed by our HGA Operating Unit as a general agent for a third-party insurer and to achieve more favorable financial strength ratings from A.M. Best for AHIC and PIIC. As a result of the 2005 stockholder rights offering, the beneficial ownership of Newcastle Partners and Mr. Schwarz increased to approximately 78% of our outstanding common stock.
Effective January 1, 2006, we acquired the various entities now comprising our TGA Operating Unit and our Aerospace Operating Unit. We funded these acquisitions by borrowing $15.0 million under our existing revolving credit facility, borrowing $12.5 million from Newcastle Partners and issuing an aggregate of $25.0 million in subordinated convertible promissory notes to two partnerships affiliated with Mr. Schwarz and Newcastle Partners. The subordinated convertible promissory notes were subsequently converted to shares of our common stock, resulting in an increase in the beneficial ownership of Mr. Schwarz, Newcastle Partners and the affiliated partnerships to approximately 82% of our outstanding common stock.
Effective July 31, 2006, we implemented a one-for-six reverse split of all issued and unissued shares of our authorized common stock. Unless otherwise indicated, all historical share and per share information contained in this prospectus has been adjusted to reflect this reverse stock split. On                     , 2006, we filed an application to transfer the listing of our common stock from the American Stock Exchange to the Nasdaq Global Market effective upon the consummation of this offering.

Operational Structure
Our three insurance company subsidiaries retain a portion of the premiums produced by our four operating units. The following chart reflects the operational structure of our organization and the subsidiaries comprising our operating units as of the date of this prospectus:
Contact Information
Our principal executive offices are located at 777 Main Street, Suite 1000, Fort Worth, Texas 76102 and our telephone number at such address is (817) 348-1600. Our Web site address is http://www.hallmarkgrp.com. The information found on our Web site is not, however, a part of this prospectus and any reference to our Web site is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Common stock offered:

By Hallmark Financial Services, Inc.	shares

By the selling stockholder	shares

Total	shares

Common stock outstanding after the offering	shares

Offering price	$ per share

Use of proceeds	We intend to use the net proceeds from this offering, estimated as approximately $ , substantially as follows:

• $15.0 million to reduce the outstanding principal balance on our revolving credit facility, which currently bears interest at 7.49% per annum and matures on January 27, 2008;

• $12.5 million to repay the principal on a loan from Newcastle Partners evidenced by a promissory note dated January 3, 2006, in the original principal amount of $12.5 million which bears interest at 10% per annum and became payable on demand as of June 30, 2006; and

• The balance for working capital and general corporate purposes, some or all of which may be contributed to the capital of our insurance company subsidiaries.

We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

Current American Stock Exchange symbol	HAF

Proposed post-offering Nasdaq Global Market symbol	HALL

Dividend policy	Our board of directors does not intend to declare cash dividends on our common stock for the foreseeable future.

Common stock outstanding as of August 1, 2006	17,759,770 shares

The number of shares of common stock outstanding at August 1, 2006, excludes the following	341,083 shares issuable upon exercise of outstanding options, as well as 635,833 shares reserved for future grants under our 2005 Long Term Incentive Plan.
Unless otherwise indicated, all information contained in this prospectus:

•	Assumes that the underwriters will not elect to exercise their over-allotment option to purchase an additional shares from the selling stockholder; and

•	Has been adjusted as necessary to reflect a one-for-six reverse split of all issued and unissued shares of our authorized common stock effected July 31, 2006, and a corresponding increase in the par value of our authorized common stock from $0.03 per share to $0.18 per share.

Summary Historical Consolidated Financial Information
The following tables provide a summary of our historical consolidated financial and operating data as of the dates and for the periods indicated. We derived the summary historical consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2005, 2004 and 2003 from our audited consolidated financial statements included in this prospectus. We derived the summary historical consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 from our audited consolidated financial statements not included in this prospectus. We derived the summary historical financial data as of March 31, 2006 and 2005 and for the three months ended March 31, 2006 and 2005 from our unaudited consolidated financial statements included in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. In conjunction with this summary and in order to more fully understand this summary financial information, you should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included in this prospectus.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006(1)	2005	2005	2004	2003	2002	2001

	(in thousands, except per share data)
	(unaudited)
Statement of Operations Data:
Gross premiums written	$47,735	$10,634	$89,467	$33,389	$43,338	$51,643	$49,614
Ceded premiums written	(1,956)	—	(1,215)	(322)	(6,769)	(29,611)	(33,822)

Net premiums written	45,779	10,634	88,252	33,067	36,569	22,032	15,792
Change in unearned premiums	(17,345)	(594)	(29,068)	(622)	5,406	(1,819)	584

Net premiums earned	28,434	10,040	59,184	32,445	41,975	20,213	16,376
Investment income, net of expenses	2,357	411	3,836	1,386	1,198	773	1,043
Realized gains (losses)	(83)	—	58	(27)	(88)	(5)	—
Finance charges	687	540	2,044	2,183	3,544	2,503	3,095
Commission and fees	12,264	4,812	16,703	21,100	17,544	1,108	—
Processing and service fees	857	1,634	5,183	6,003	4,900	921	1,120
Other income	4	8	27	31	486	284	368

Total revenues	44,520	17,445	87,035	63,121	69,559	25,797	22,002
Loss and loss adjustment expenses	16,690	6,026	33,784	19,137	30,188	15,302	15,878
Other operating costs and expenses	21,026	8,705	38,492	35,290	37,386	9,474	6,620
Interest expense	1,585	3	1,264	64	1,271	983	1,021
Interest expense from amortization of discount on convertible notes(2)	1,117	—	—	—	—	—	—
Amortization of intangible assets	573	7	27	28	28	2	157

Total expenses	40,991	14,741	73,567	54,519	68,873	25,761	23,676

Income (loss) before income tax, cumulative effect of change in accounting principle and extraordinary gain	3,529	2,704	13,468	8,602	686	36	(1,674)
Income tax expense (benefit)	1,103	889	4,282	2,753	25	13	(544)

footnotes on page 13

Three Months Ended
March 31,	Year Ended December 31,

2006(1)	2005	2005	2004	2003	2002	2001

(in thousands, except per share data)
(unaudited)
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	2,426	1,815	9,186	5,849	661	23	(1,130)
Cumulative effect of change in accounting principle, net of tax(3)	—	—	—	—	—	(1,694)	—
Extraordinary gain(4)	—	—	—	—	8,084	—	—

Net income (loss)	$2,426	$1,815	$9,186	$5,849	$8,745	$(1,671)	$(1,130)

Common stockholders basic earnings (loss) per share(5):
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	$0.14	$0.26	$0.76	$0.83	$0.14	$0.01	$(0.33)
Cumulative effect of change in accounting principle(3)	—	—	—	—	—	(0.50)	—
Extraordinary gain(4)	—	—	—	—	1.66	—	—

Net income (loss)	$0.14	$0.26	$0.76	$0.83	$1.80	$(0.49)	$(0.33)

Common stockholders diluted earnings (loss) per share(5):
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	$0.14	$0.25	$0.76	$0.82	$0.13	$0.01	$(0.33)
Cumulative effect of change in accounting principle(3)	—	—	—	—	—	(0.50)	—
Extraordinary gain(4)	—	—	—	—	1.64	—	—

Net income (loss)	$0.14	$0.25	$0.76	$0.82	$1.77	$(0.49)	$(0.33)

Convertible noteholders basic earnings per share(5)	$0.14	—	—	—	—	—	—
Convertible noteholders diluted earnings per share(5)	0.14	—	—	—	—	—	—
Key Measures:
Total premium production(6)	$72,890	$31,167	$118,066	$119,305	$124,264	$56,458	$49,614
Net loss ratio(7)	61.1%	62.7%	60.3%	60.5%	72.5%	76.8%	98.6%
Net expense ratio(7)	32.3	29.8	34.6	27.8	26.5	18.2	15.5

Net combined ratio(7)	93.4%	92.5%	94.9%	88.3%	99.0%	95.0%	114.1%

Statutory surplus(8)	$105,682	$26,005	$99,873	$25,312	$20,278	$8,394	$6,018
Book value per share(9)	6.41	5.59	5.89	5.37	4.52	4.63	5.63
Net underwriting leverage ratio(10)	1.2	x	1.3	x	0.9	x	1.3	x	1.8	x	2.6	x	2.6	x
footnotes on following page

	As of March 31, 2006

		As
	Actual	Adjusted(11)

	(in thousands)
	(unaudited)
Balance Sheet Data:
Total cash and investments(12)	$208,854
Total assets	369,143
Unpaid loss and loss adjustment expenses	43,672
Unearned premiums	57,853
Total liabilities	276,279
Total stockholders’ equity	92,864

(1)	Includes the results of our TGA Operating Unit and our Aerospace Operating Unit, each of which was acquired effective January 1, 2006.
(2)	In accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” at the time of issuance we booked a $9.6 million deemed discount to convertible notes attributable to their conversion feature. Prior to conversion, this deemed discount was amortized as interest expense over the term of the notes, resulting in a $1.1 million non-cash interest expense during the first quarter of 2006. As a result of the subsequent conversion of the convertible notes, the $8.5 million balance of the deemed discount will be written off as a non-cash interest expense during the second quarter of 2006. Neither the deemed discount on the convertible notes nor the resulting interest expense have any ultimate impact on cash flow or book value.
(3)	In 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which prohibits amortization of goodwill and requires annual testing of goodwill for impairment. In the year of adoption, we recognized a charge to earnings of $1.7 million to reflect an impairment loss that was reported as a cumulative effect of change in accounting principle.
(4)	In January 2003, we acquired PIIC in satisfaction of $7.0 million of a $14.85 million balance on a note receivable due from Millers American Group, Inc. This resulted in us recognizing an $8.1 million extraordinary gain in 2003.
(5)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” we have restated the basic and diluted weighted average shares outstanding for the years 2004 and prior for the effect of a bonus element from our stockholder rights offerings that were successfully completed in 2005 and 2003. According to SFAS 128, there is an assumed bonus element in a rights issue whose exercise price is less than market value of the stock at the close of the rights offering period. This bonus element is treated as a stock dividend for reporting earnings per share. All per share amounts have also been adjusted to reflect a one-for-six reverse stock split effected July 31, 2006.
(6)	Total premium production represents all premium produced by our operating units regardless of whether such premium is retained by our insurance company subsidiaries or third parties.
(7)	Net loss ratio is calculated as total net losses and loss adjustment expenses of our insurance company subsidiaries divided by net premiums earned, each determined in accordance with U.S. generally accepted accounting principles. Net expense ratio is calculated as total underwriting expenses, including allocated overhead expenses, of our insurance company subsidiaries divided by net premiums earned, each determined in accordance with U.S. generally accepted accounting principles. Net combined ratio is calculated as the sum of the net loss ratio and the net expense ratio.
(8)	Statutory surplus is calculated as total statutory assets less total statutory liabilities of our insurance company subsidiaries.
(9)	Book value per share is calculated as consolidated stockholders’ equity on the basis of U.S. generally accepted accounting principles divided by the number of outstanding common shares as of the end of the period. Book value per share has been adjusted to reflect a one-for-six reverse stock split effected July 31, 2006.

(10)	Net underwriting leverage ratio is calculated as total net premiums written by our insurance company subsidiaries for the previous four quarters divided by statutory surplus as of the end of the most recent quarter.
(11)	The historical consolidated balance sheet as of March 31, 2006, as adjusted, gives effect to our sale of shares of common stock in this offering at an assumed offering price of $ per share. Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed offering price per share would increase (decrease) total cash and investments, total assets and total stockholders’ equity by $ million.
(12)	Includes $41.8 million of restricted cash and investments.

RISK FACTORS
An investment in our common stock involves a number of risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before you decide to buy shares of our common stock.
Risks Relating to Our Business
Our success depends on our ability to price accurately the risks we underwrite.
Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss settlement expenses and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate pricing techniques; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate pricing techniques; and

•	changes in applicable legal liability standards and in the civil litigation system generally.
Consequently, we could underprice risks, which would adversely affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either case, our profitability could be materially and adversely affected.
Our results may fluctuate as a result of cyclical changes in the property/casualty insurance industry.
All of our revenue is attributable to property/casualty insurance, which as an industry is cyclical in nature and has historically been characterized by soft markets followed by hard markets. A soft market is a period of relatively high levels of price competition, less restrictive underwriting standards and generally low premium rates. A hard market is a period of capital shortages resulting in lack of insurance availability, relatively low levels of competition, more selective underwriting of risks and relatively high premium rates. If we find it necessary to reduce premiums or limit premium increases due to competitive pressures on pricing in a softening market, we may experience a reduction in our premiums written and in our profit margins and revenues, which could adversely affect our financial results.
Estimating reserves is inherently uncertain. If our loss reserves are not adequate, it will have an unfavorable impact on our results.
We maintain loss reserves to cover our estimated ultimate liability for unpaid losses and loss adjustment expenses for reported and unreported claims incurred as of the end of each accounting period. Reserves represent management’s estimates of what the ultimate settlement and administration of claims will cost and are not reviewed by an independent actuary. These estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances then known, as well as estimates of future trends in claim severity and frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these factors are not quantifiable.

Additionally, there may be a significant reporting lag between the occurrence of an event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. For example, a 1% change in March 31, 2006 unpaid losses and loss adjustment expenses would have produced a $0.4 million change to pretax earnings. Our gross loss and loss adjustment expense reserves totaled $43.7 million at March 31, 2006. Our loss and loss adjustment expense reserves, net of reinsurance recoverables, were $42.1 million at that date. Because setting reserves is inherently uncertain, there can be no assurance that the current reserves will prove adequate.
Our failure to maintain favorable financial strength ratings could negatively impact our ability to compete successfully.
Third-party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. During 2005, A.M. Best, a nationally recognized insurance industry rating service and publisher, upgraded the financial strength rating of PIIC, from “B” (Fair) to “B+” (Very Good), and upgraded the financial strength rating of AHIC, from “B” (Fair) to “A-” (Excellent). Our insurance company subsidiaries have historically been rated on an individual basis. However, effective January 1, 2006, our insurance company subsidiaries entered into a pooling arrangement whereby AHIC would retain 59.9% of the net premiums written, PIIC would retain 34.1% of the net premiums written and GSIC would retain 6.0% of the net premiums written. As a result, in June 2006, A.M. Best notified us that our insurance company subsidiaries would be rated on a pooled basis and assigned a rating of “A-” (Excellent) to our each of our individual insurance company subsidiaries and to the pool formed by our insurance company subsidiaries.
These financial strength ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock. Our ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agencies. We believe that the ratings assigned by A.M. Best are an important factor in marketing our products. Our ability to retain our existing business and to attract new business in our insurance operations depends largely on these ratings. Our failure to maintain our ratings, or any other adverse development with respect to our ratings, could cause our current and future independent agents and insureds to choose to transact their business with more highly rated competitors. If A.M. Best downgrades our ratings or publicly indicates that our ratings are under review, it is likely that we would not be able to compete as effectively with our competitors, and our ability to sell insurance policies could decline. If that happens, our sales and earnings would decrease. For example, many of our agencies and insureds have guidelines that require us to have an A.M. Best financial strength rating of “A-” or higher. A reduction of our A.M. Best rating below “A-” would prevent us from issuing policies to insureds or potential insureds with such ratings requirements. Because lenders and reinsurers will use our A.M. Best ratings as a factor in deciding whether to transact business with us, the failure of our insurance company subsidiaries to maintain their current ratings could dissuade a lender or reinsurance company from conducting business with us or might increase our interest or reinsurance costs. In addition, a ratings downgrade by A.M. Best below “A-” would require us to post collateral in support of our obligations under certain of our reinsurance agreements pursuant to which we assume business.

The loss of key executives could disrupt our business.
Our success will depend in part upon the continued service of certain key executives. Our success will also depend on our ability to attract and retain additional executives and personnel. We do not have employment agreements with our Chief Executive Officer or any other of our executive officers other than employment agreements entered into in connection with the acquisitions of the subsidiaries now comprising our TGA Operating Unit and our Aerospace Operating Unit. The loss of key personnel, or our inability to recruit and retain additional qualified personnel, could cause disruption in our business and could prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability.
Our industry is very competitive, which may unfavorably impact our results of operations.
The property/casualty insurance market, our primary source of revenue, is highly competitive and, except for regulatory considerations, has very few barriers to entry. According to A.M. Best, there were 3,120 property/casualty insurance companies and 2,019 property/casualty insurance groups operating in North America as of July 22, 2005. Our HGA Operating Unit and TGA Operating Unit compete with a variety of large national commercial lines carriers such as Hartford, Zurich, St. Paul Travelers and Safeco, as well as numerous smaller regional companies. Although our Phoenix Operating Unit competes with large national insurers such as Allstate, State Farm and Progressive, as a participant in the non-standard personal automobile marketplace, its primary competition consists of numerous regional companies and managing general agencies. Our Aerospace Operating Unit competes primarily with several other companies specializing in general aviation insurance, including Houston Casualty Corp., Phoenix Aviation, W. Brown & Company and London Aviation Underwriters. Our competitors include entities which have, or are affiliated with entities which have, greater financial and other resources than we have. In addition, competitors may attempt to increase market share by lowering rates. In that case, we could experience reductions in our underwriting margins, or sales of our insurance policies could decline as customers purchase lower-priced products from our competitors. Losing business to competitors offering similar products at lower prices, or having other competitive advantages, could adversely affect our results of operations.
Our results may be unfavorably impacted if we are unable to obtain adequate reinsurance.
As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk, especially catastrophe risks that we and our insurance company subsidiaries underwrite. Our catastrophe and non-catastrophe reinsurance facilities are subject to annual renewal. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance facilities in adequate amounts and at favorable rates. The amount, availability and cost of reinsurance are subject to prevailing market conditions beyond our control and may affect our ability to write additional premiums as well as our profitability. If we are unable to obtain adequate reinsurance protection for the risks we have underwritten, we will either be exposed to greater losses from these risks or we will reduce the level of business that we underwrite, which will reduce our revenue.
If the companies that provide our reinsurance do not pay our claims in a timely manner, we could incur severe losses.
We purchase reinsurance by transferring, or ceding, part of the risk we have assumed to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us of our liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure that our reinsurers will pay all of our reinsurance claims, or that they will pay our claims on a timely basis. At March 31, 2006, we had a total of $2.9 million due us from reinsurers, including $1.6 million of recoverables from losses and $1.3 million in prepaid reinsurance premiums. The largest amount due us from a single reinsurer as of March 31, 2006 was

$1.0 million reinsurance and premium recoverable from GE Reinsurance Corp. If any of our reinsurers are unable or unwilling to pay amounts they owe us in a timely fashion, we could suffer a significant loss or a shortage of liquidity, which would have a material adverse effect on our business and results of operations.
Catastrophic losses are unpredictable and may adversely affect our results of operations, liquidity and financial condition.
Property/casualty insurance companies are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hail storms, explosions, severe winter weather and fires, and may include man-made events, such as the September 11, 2001 terrorist attacks on the World Trade Center. The incidence, frequency, and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Claims from catastrophic events could reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition, liquidity or results of operations. Catastrophes may also negatively affect our ability to write new business. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.
Catastrophe models may not accurately predict future losses.
Along with other insurers in the industry, we use models developed by third-party vendors in assessing our exposure to catastrophe losses that assume various conditions and probability scenarios. However, these models do not necessarily accurately predict future losses or accurately measure losses currently incurred. Catastrophe models, which have been evolving since the early 1990s, use historical information about various catastrophes and detailed information about our in-force business. While we use this information in connection with our pricing and risk management activities, there are limitations with respect to their usefulness in predicting losses in any reporting period. Examples of these limitations are significant variations in estimates between models and modelers and material increases and decreases in model results due to changes and refinements of the underlying data elements and assumptions. Such limitations lead to questionable predictive capability and post-event measurements that have not been well understood or proven to be sufficiently reliable. In addition, the models are not necessarily reflective of company or state-specific policy language, demand surge for labor and materials or loss settlement expenses, all of which are subject to wide variation by catastrophe. Because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year, historical results of operations may not be indicative of future results of operations.
We are subject to comprehensive regulation, and our results may be unfavorably impacted by these regulations.
We are subject to comprehensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than of the stockholders and other investors of the insurance companies. These regulations, generally administered by the department of insurance in each state in which we do business, relate to, among other things:

•	approval of policy forms and rates;

•	standards of solvency, including risk-based capital measurements, which are a measure developed by the National Association of Insurance Commissioners and used by the state insurance regulators to identify insurance companies that potentially are inadequately capitalized;

•	licensing of insurers and their agents;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of insurance company subsidiaries to pay dividends;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	requiring certain methods of accounting;

•	periodic examinations of operations and finances;

•	the use of non-public consumer information and related privacy issues;

•	the use of credit history in underwriting and rating;

•	limitations on the ability to charge policy fees;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	restrictions on the cancellation or non-renewal of policies and, in certain jurisdictions, withdrawal from writing certain lines of business;

•	prescribing the form and content of records of financial condition to be filed;

•	requiring reserves for unearned premium, losses and other purposes; and

•	with respect to premium finance business, the federal Truth-in-Lending Act and similar state statutes. In states where specific statutes have not been enacted, premium finance is generally subject to state usury laws that are applicable to consumer loans.
State insurance departments also conduct periodic examinations of the affairs of insurance companies and require filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. Regulatory authorities may deny or revoke licenses for various reasons, including violations of regulations. Changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could have a material adverse affect on our operations. In addition, we could face individual, group and class-action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks could have an adverse effect on our profitability.
State statutes limit the aggregate amount of dividends that our subsidiaries may pay Hallmark, thereby limiting its funds to pay expenses and dividends.
Hallmark is a holding company and a legal entity separate and distinct from its subsidiaries. As a holding company without significant operations of its own, Hallmark’s principal sources of funds are dividends and other sources of funds from its subsidiaries. State insurance laws limit the ability of Hallmark’s insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. The aggregate maximum amount of dividends permitted by law to be paid by an insurance company does not necessarily define an insurance company’s actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, by our competitive position and by the amount of premiums that we can write. Without regulatory approval, the aggregate maximum amount of dividends that could be paid to Hallmark in 2006 by our insurance company subsidiaries is $8.1 million. State insurance regulators have broad discretion to limit the payment of dividends by insurance companies and Hallmark’s right to participate in any distribution of assets of one of our insurance company subsidiaries is subject to prior claims of policyholders and creditors except to the extent that its rights, if any, as a creditor are recognized. Consequently, Hallmark’s ability to pay debts, expenses and cash dividends to our stockholders may be limited.
Our insurance company subsidiaries are subject to minimum capital and surplus requirements. Failure to meet these requirements could subject us to regulatory action.
Our insurance company subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of Texas, Arizona and Oklahoma. Any failure by one of our insurance company subsidiaries to meet minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, which may include requiring adoption of a comprehensive financial plan, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our insurance company subsidiaries, which we may not be able to do.
We are subject to assessments and other surcharges from state guaranty funds, mandatory reinsurance arrangements and state insurance facilities, which may reduce our profitability.
Virtually all states require insurers licensed to do business therein to bear a portion of the unfunded obligations of impaired or insolvent insurance companies. These obligations are funded by assessments, which are levied by guaranty associations within the state, up to prescribed limits, on all member insurers in the state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer was engaged. Accordingly, the assessments levied on us by the states in which we are licensed to write insurance may increase as we increase our premiums written. In addition, as a condition to the ability to conduct business in certain states, insurance companies are required to participate in mandatory reinsurance funds such as the Texas Property and Casualty Insurance Guaranty Association. The effect of these assessments and mandatory reinsurance arrangements, or changes in them, could reduce our profitability in any given period or limit our ability to grow our business.
We are currently monitoring developments with respect to various state facilities, such as the Texas FAIR Plan and the Texas Windstorm Insurance Association, and the various guaranty funds in which we participate. The ultimate impact of recent catastrophe experience on these facilities is currently uncertain but could result in the facilities recognizing a financial deficit or a financial deficit greater than the level currently estimated. They may, in turn, have the ability to assess participating insurers when financial deficits occur, adversely affecting our results of operations. While these facilities are generally designed so that the ultimate cost is borne by policyholders, the exposure to assessments and the availability of recoupments or premium rate increases from these facilities may not offset each other in our financial statements. Moreover, even if they do offset each other, they may not offset each other in financial statements for the same fiscal period due to the ultimate timing of the assessments and recoupments or premium rate increases, as well as the possibility of policies not being renewed in subsequent years.

Adverse securities market conditions can have a significant and negative impact on our investment portfolio.
Our results of operations depend in part on the performance of our invested assets. As of March 31, 2006, 96.4% of our investment portfolio was invested in fixed-income securities. Certain risks are inherent in connection with fixed-income securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. In general, the fair market value of a portfolio of fixed-income securities increases or decreases inversely with changes in the market interest rates, while net investment income realized from future investments in fixed-income securities increases or decreases along with interest rates. In addition, 9.6% of our fixed-income securities have call or prepayment options. This subjects us to reinvestment risk should interest rates fall and issuers call their securities. Furthermore, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. An investment has prepayment risk when there is a risk that cash flows from the repayment of principal might occur earlier than anticipated because of declining interest rates or later than anticipated because of rising interest rates. The fair value of our fixed-income securities as of March 31, 2006 was $129.8 million. If market interest rates were to change 1%, for example from 5% to 6%, the fair value of our fixed-income securities would change approximately $4.4 million as of March 31, 2006. The calculated change in fair value was determined using duration modeling assuming no prepayments.
In addition to the general risks described above, although we maintain an investment-grade portfolio, our fixed-income securities are also subject to credit risk. If any of the issuers of our fixed-income securities suffer financial setbacks, the ratings on the fixed-income securities could fall (with a concurrent fall in market value) and, in a worst case scenario, the issuer could default on its obligations. Future changes in the fair market value of our available-for-sale securities will be reflected in other comprehensive income. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our stockholders’ equity, total comprehensive income and/or our cash flows.
We rely on independent agents and specialty brokers to market our products and their failure to do so would have a material adverse effect on our results of operations.
We market and distribute our insurance programs exclusively through independent insurance agents and specialty insurance brokers. As a result, our business depends in large part on the marketing efforts of these agents and brokers and on our ability to offer insurance products and services that meet the requirements of the agents, the brokers and their customers. However, these agents and brokers are not obligated to sell or promote our products and many sell or promote competitors’ insurance products in addition to our products. Some of our competitors have higher financial strength ratings, offer a larger variety of products, set lower prices for insurance coverage and/or offer higher commissions than we do. Therefore, we may not be able to continue to attract and retain independent agents and brokers to sell our insurance products. The failure or inability of independent agents and brokers to market our insurance products successfully could have a material adverse impact on our business, financial condition and results of operations.
We may experience difficulty in integrating recent or future acquisitions into our operations.
We completed the acquisitions of the subsidiaries now comprising both our TGA Operating Unit and our Aerospace Operating Unit during January 2006. We may pursue additional acquisitions in the future. The successful integration of newly acquired businesses into our operations will require, among other things, the retention and assimilation of their key management, sales and other personnel; the coordination of their lines of insurance products and services; the adaptation of their technology, information systems and other processes; and the retention and transition of their customers. Unexpected difficulties in integrating any acquisition could result in increased expenses and the diversion of management time and resources. If we do not successfully integrate any acquired business into our operations, we may not realize the anticipated benefits of the acquisition, which could have a material adverse impact on our financial condition and results of operations. Further, any potential acquisitions may require significant capital outlays and, if we issue equity or convertible debt securities to pay for an acquisition, the issuance may be dilutive to our existing stockholders.
Our geographic concentration ties our performance to the business, weather, economic and regulatory conditions of certain states.
The following five states account for 95.1% of our gross written premiums for the three months ended March 31, 2006: Texas (49.8%), Oregon (18.0%), New Mexico (13.1%), Idaho (8.1%) and Arizona (6.1%). Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies that are more geographically diversified. In addition, our exposure to severe losses from localized natural perils, such as windstorms or hailstorms, is increased in those areas where we have written significant numbers of property/casualty insurance policies.
The exclusions and limitations in our policies may not be enforceable.
Many of the policies we issue include exclusions or other conditions that define and limit coverage, which exclusions and conditions are designed to manage our exposure to certain types of risks and expanding theories of legal liability. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought by our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations. This could result in higher than anticipated losses and loss adjustment expenses by extending coverage beyond our underwriting intent or increasing the number or size of claims, which could have a material adverse effect on our operating results. In some instances, these changes may not become apparent until some time after we have issued the insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.
We rely on our information technology and telecommunications systems and the failure or disruption of these systems could disrupt our operations and adversely affect our results of operations.
Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. Our systems could fail of their own accord or might be disrupted by factors such as natural disasters, power disruptions or surges, computer hackers or terrorist attacks. Failure or disruption of these systems for any reason could interrupt our business and adversely affect our results of operations.

Risks Relating to this Offering and Our Common Stock
The price of our common stock may be volatile.
The market price for our common stock has historically been highly volatile. The market for our common stock is subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include, but are not limited to:

•	current expectations of our future revenue and earnings growth rates;

•	changes in market valuations of similar companies;

•	industry conditions or trends;

•	general market and economic conditions; and

•	other events or factors that are unforeseen.
Our common stock has traded on the American Stock Exchange under the symbol “HAF” since August 2005, and previously traded on the American Stock Exchange’s Emerging Company Marketplace under the symbol “HAF.EC” beginning in January 1994. Since January 1, 2004, the price per share of our common stock has ranged from a low of $2.70 to a high of $14.40.
We do not intend to pay dividends on shares of our common stock in the foreseeable future.
We currently expect to retain our future earnings, if any, for use in the operation of our business. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. Therefore, an investor will only see a return on his investment if the value of our common stock appreciates.
Future sales of shares by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our common stock.
After giving effect to this offering, our existing stockholders will beneficially own                     % of the outstanding shares of our common stock. In addition, we have entered into agreements with Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P. (the “Opportunity Funds”) pursuant to which we are obligated to register the shares of common stock beneficially owned by them for sale into the public market. The Opportunity Funds, Newcastle Partners and all of our executive officers and directors are subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 180 days from the date of this prospectus, subject to certain exceptions. However, the underwriters may waive the restrictions and allow these stockholders to sell their shares at any time. We cannot predict what effect, if any, future sales of shares by our existing stockholders or the availability of shares for future sale may have on the prevailing market price of our common stock from time to time. However, sales of substantial amounts of our common stock in the public market, or the possibility or perception that such sales could occur, could adversely affect the prevailing market price for our common stock.
Our Executive Chairman, Mark E. Schwarz, through his affiliation with Newcastle Partners and the Opportunity Funds, has the ability to exert significant influence over our operations and may have interests that differ from those of our other stockholders.
Mark E. Schwarz has sole investment and voting control over the shares of our common stock beneficially owned by Newcastle Partners and the Opportunity Funds. As a result, prior to this offering Mr. Schwarz controlled 82.1% of our common stock and after this offering will continue to control

                    % of our common stock. Mr. Schwarz thus has the ability to exert significant influence over our operations. Following this offering, Mr. Schwarz may continue to have the power to significantly affect the election of our board of directors and the approval of any action requiring a stockholder vote. The interests of Mr. Schwarz, Newcastle Partners and the Opportunity Funds may differ from the interests of our other stockholders in some respects.
Although publicly traded, the trading market in our common stock has been substantially less liquid than the average trading market for a stock quoted on the Nasdaq Global Market and this low trading volume may adversely affect the price of our common stock.
Although our common stock is listed for trading on the American Stock Exchange and we have applied for listing on the Nasdaq Global Market, the trading market in our common stock has been substantially less liquid than the average trading market for companies quoted on the American Stock Exchange or the Nasdaq Global Market. As of August 1, 2006, we had 17,759,770 shares of common stock outstanding. As of such date, Mr. Schwarz, Newcastle Partners and the Opportunity Funds owned, in the aggregate, 82.1% of our common stock. Reported average daily trading volume in our common stock for the three month period ended June 30, 2006, was approximately 625 shares. Although we believe that this offering, which involves both the sale of shares by Newcastle Partners and the issuance of new shares of common stock by us, will improve the liquidity for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock. Limited trading volume subjects our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.
Certain provisions of Nevada law, or applicable insurance laws, could impede an attempt to replace or remove our management, prevent the sale of our company or prevent or frustrate any attempt by stockholders to change the direction of our company, each of which could diminish the value of our common stock.
Certain provisions of Nevada corporate law, as well as applicable insurance laws, could impede an attempt to replace or remove our management, prevent the sale of us or prevent or frustrate any attempt by stockholders to change the direction of our company, each of which could diminish the value of our common stock. Under certain circumstances not presently applicable, a person that acquired 20% or more of our common stock in the secondary public or private market could be denied voting rights with respect to the acquired shares unless a majority of our disinterested stockholders elected to restore such voting rights in whole or in part. Nevada corporate law also contains provisions governing combinations with interested stockholders which may also have an effect of delaying or making it more difficult to effect a change in control of our company. In addition, before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurance company is domiciled.
These state laws governing corporations and insurance companies may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or management may be unsuccessful, and the existence of such provisions may adversely affect market prices for our common stock if they are viewed as discouraging takeover attempts.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering, after deducting the underwriting discount and our expenses of the offering, of approximately $           million from the sale of the                      shares offered by us in this offering at an assumed offering price of $                    per share. A $1.00 increase (decrease) in the assumed offering price of $                    per share would increase (decrease) the net proceeds to us from this offering by $                     million (assuming the number of shares set forth on the cover of this preliminary prospectus remains the same). We intend to use the net proceeds we receive from the offering substantially as follows:

•	$15.0 million to reduce the outstanding principal balance on our revolving credit facility which currently bears interest at 7.49% per annum and matures on January 27, 2008;

•	$12.5 million to repay the principal on a loan from Newcastle Partners evidenced by a promissory note dated January 3, 2006, in the original principal amount of $12.5 million which bears interest at 10% per annum and became payable on demand as of June 30, 2006; and

•	The balance for working capital and general corporate purposes, some or all of which may be contributed to the capital of our insurance company subsidiaries.
The proceeds from borrowings under our revolving credit facility were used in connection with the acquisition of the subsidiaries now comprising our TGA Operating Unit. The proceeds of the loan from Newcastle Partners were used in connection with the acquisition of the subsidiaries now comprising our Aerospace Operating Unit. Our Executive Chairman, Mark E. Schwarz, is an affiliate of Newcastle Partners.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all of the net proceeds from the sales of common stock offered by it under this prospectus.

PRICE RANGE OF OUR COMMON STOCK
Our common stock is currently traded on the American Stock Exchange under the symbol “HAF” and previously traded on the American Stock Exchange’s Emerging Company Marketplace under the symbol “HAF.EC.” On August 4, 2006, the closing sale price for a share of our common stock on the American Stock Exchange was $11.00. Upon completion of this offering, we expect our common stock to trade on the Nasdaq Global Market under the proposed symbol “HALL.”
The following table shows the high and low sale prices of our common stock on the American Stock Exchange or the American Stock Exchange’s Emerging Company Marketplace for each quarter since January 1, 2004, as adjusted to reflect a one-for-six reverse split of our common stock effected July 31, 2006:

Period	High Sale	Low Sale

Year Ended December 31, 2004:
First quarter	$4.74	$2.70
Second quarter	5.40	3.60
Third quarter	7.20	4.50
Fourth quarter	8.40	4.50

Year Ended December 31, 2005:
First quarter	$9.60	$6.66
Second quarter	9.00	5.70
Third quarter	8.34	6.54
Fourth quarter	8.22	6.30

Year Ended December 31, 2006:
First quarter	$12.30	$8.16
Second quarter	12.00	8.52
Third quarter (through August 4, 2006)	14.40	10.95
As of February 28, 2006 there were approximately 156 stockholders of record of our common stock.

DIVIDEND POLICY
Hallmark has never paid dividends on its common stock. Our board of directors intends to continue this policy for the foreseeable future in order to retain earnings for development of our business.
Hallmark is a holding company and a legal entity separate and distinct from its subsidiaries. As a holding company, Hallmark is dependent on dividend payments and management fees from its subsidiaries to pay dividends and make other payments. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends to Hallmark. As a property/casualty insurance company domiciled in the State of Texas, AHIC is limited in the payment of dividends to Hallmark in any 12-month period, without the prior written consent of the Texas Department of Insurance, to the greater of statutory net income for the prior calendar year or 10% of statutory policyholders surplus as of the prior year end. Dividends may only be paid from unassigned surplus funds. PIIC, domiciled in Arizona, is limited in the payment of dividends to the lesser of 10% of prior year policyholders surplus or prior year’s net investment income, without prior written approval from the Arizona Department of Insurance. GSIC, domiciled in Oklahoma, is limited in the payment of dividends to the greater of 10% of prior year policyholders surplus or prior year’s statutory net income, without prior written approval from the Oklahoma Insurance Department.

CAPITALIZATION
The following table sets forth a summary of our capitalization on an historical basis as of March 31, 2006, and should be read in conjunction with our interim consolidated financial statements and notes included in this prospectus. The table also summarizes our capitalization on an as adjusted basis assuming: (i) the completion of this offering at an offering price of $          per share, the last reported sale price for our common stock reported on the American Stock Exchange on      , 2006; (ii) net proceeds to us from this offering of $          after payment of estimated underwriting discounts and commissions and estimated expenses totaling $          ; and (iii) the intended application of the net proceeds of this offering.

	As of March 31, 2006

	Actual	As Adjusted

	(in thousands)
	(unaudited)
Debt:
Short-term debt	$30,066	$
Long-term debt	71,753

Total debt	101,819
Stockholders’ equity:
Common stock, $0.18 par value, authorized 33,333,333 shares, issued 14,492,768 shares actual and shares as adjusted(1)	2,609
Additional paid in capital	69,034
Retained earnings	24,715
Accumulated other comprehensive (loss)	(3,417)
Treasury stock, 7,828 shares, at cost(1)	(77)

Total stockholders’ equity	92,864

Total capitalization	$194,683	$

(1)	Share amounts have been adjusted to reflect an increase in the number of shares of our authorized common stock effected May 30, 2006 and a one-for-six reverse split of all issued and unissued shares of our authorized common stock and corresponding increase in the par value of our authorized common stock effected July 31, 2006.

SELECTED FINANCIAL DATA
The following table provides selected historical consolidated financial data of our company as of the dates and for the periods indicated. In order to more fully understand this selected historical consolidated financial data, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included in this prospectus.
We derived the selected historical consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2005, 2004 and 2003 from our audited consolidated financial statements included in this prospectus. We derived the selected historical consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 from our audited consolidated financial statements not included in this prospectus. We derived our selected historical consolidated financial data as of March 31, 2006 and 2005 and for the three months ended March 31, 2006 and 2005 from our unaudited consolidated financial statements included in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months
	Ended March 31,		Year Ended December 31,

	2006(1)	2005	2005	2004	2003	2002	2001

	(in thousands, except per share data)
	(unaudited)
Statement of Operations Data:
Gross premiums written	$47,735	$10,634	$89,467	$33,389	$43,338	$51,643	$49,614
Ceded premiums written	(1,956)	—	(1,215)	(322)	(6,769)	(29,611)	(33,822)

Net premiums written	45,779	10,634	88,252	33,067	36,569	22,032	15,792
Change in unearned premiums	(17,345)	(594)	(29,068)	(622)	5,406	(1,819)	584

Net premiums earned	28,434	10,040	59,184	32,445	41,975	20,213	16,376
Investment income, net of expenses	2,357	411	3,836	1,386	1,198	773	1,043
Realized gains (losses)	(83)	—	58	(27)	(88)	(5)	—
Finance charges	687	540	2,044	2,183	3,544	2,503	3,095
Commission and fees	12,264	4,812	16,703	21,100	17,544	1,108	—
Processing and service fees	857	1,634	5,183	6,003	4,900	921	1,120
Other income	4	8	27	31	486	284	368

Total revenues	44,520	17,445	87,035	63,121	69,559	25,797	22,002
Loss and loss adjustment expenses	16,690	6,026	33,784	19,137	30,188	15,302	15,878
Other operating costs and expenses	21,026	8,705	38,492	35,290	37,386	9,474	6,620
Interest expense	1,585	3	1,264	64	1,271	983	1,021
Interest expense from amortization of discount on convertible notes(2)	1,117	—	—	—	—	—	—
Amortization of intangible assets	573	7	27	28	28	2	157

Total expenses	40,991	14,741	73,567	54,519	68,873	25,761	23,676

Income (loss) before income tax, cumulative effect of change in accounting principle and extraordinary gain	3,529	2,704	13,468	8,602	686	36	(1,674)
Income tax expense (benefit)	1,103	889	4,282	2,753	25	13	(544)

Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	2,426	1,815	9,186	5,849	661	23	(1,130)
footnotes on following page

	Three Months
	Ended March 31,		Year Ended December 31,

	2006(1)	2005	2005	2004	2003	2002	2001

	(in thousands, except per share data)
	(unaudited)
Cumulative effect of change in accounting principle, net of tax(3)	—	—	—	—	—	(1,694)	—
Extraordinary gain(4)	—	—	—	—	8,084	—	—

Net income (loss)	$2,426	$1,815	$9,186	$5,849	$8,745	$(1,671)	$(1,130)

Common stockholders basic earnings (loss) per share (5):
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	$0.14	$0.26	$0.76	$0.83	$0.14	$0.01	$(0.33)
Cumulative effect of change in accounting principle (3)	—	—	—	—	—	(0.50)	—
Extraordinary gain(4)	—	—	—	—	1.66	—	—

Net income (loss)	$0.14	$0.26	$0.76	$0.83	$1.80	$(0.49)	$(0.33)

Common stockholders diluted earnings (loss) per share(5):
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain	$0.14	$0.25	$0.76	$0.82	$0.13	$0.01	$(0.33)
Cumulative effect of change in accounting principle (3)	—	—	—	—	—	(0.50)	—
Extraordinary gain(4)	—	—	—	—	1.64	—	—

Net income (loss)	$0.14	$0.25	$0.76	$0.82	$1.77	$(0.49)	$(0.33)

Convertible noteholders basic earnings per share (5)	$0.14	—	—	—	—	—	—
Convertible noteholders diluted earnings per share (5)	0.14	—	—	—	—	—	—

Balance Sheet Data:
Total investments	$102,058	$37,726	$95,044	$32,121	$29,855	$16,728	$16,223
Total assets	369,143	79,985	208,906	82,511	83,853	83,761	73,605
Unpaid loss and loss adjustment expenses	43,672	19,205	26,321	19,648	28,456	17,667	20,089
Unearned premiums	57,853	6,786	36,027	6,192	5,862	15,957	16,793
Total liabilities	276,279	45,973	123,718	49,855	56,456	75,226	63,297
Total stockholders’ equity	92,864	34,012	85,188	32,656	27,397	8,535	10,368
Book value per share(6)	6.41	5.59	5.89	5.37	4.52	4.63	5.63

(1)	Includes the results of our TGA Operating Unit and our Aerospace Operating Unit, each of which was acquired effective as of January 1, 2006.
(2)	In accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” at the time of issuance we booked a $9.6 million deemed discount to convertible notes attributable to their conversion feature. Prior to conversion, this deemed discount was amortized as interest expense over the term of the notes, resulting in a $1.1 million non-cash interest expense during the first quarter of 2006. As a result of the subsequent conversion of the convertible notes, the $8.5 million balance of the deemed discount will be written off as a non-cash interest expense during the quarter ending June 30, 2006. Neither the deemed discount on the convertible notes nor the resulting interest expense have any ultimate impact on cash flow or book value.
(3)	In 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which prohibits amortization of goodwill and requires annual testing of goodwill for impairment. In the year of adoption, we recognized a charge to earnings of $1.7 million to reflect an impairment loss that was reported as a cumulative effect of change in accounting principle.
(4)	In January 2003, we acquired PIIC in satisfaction of $7.0 million of a $14.85 million balance on a note receivable due from Millers American Group, Inc. This resulted in us recognizing an $8.1 million extraordinary gain in 2003.
(5)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” we have restated the basic and diluted weighted average shares outstanding for the years 2004 and prior for the effect of a bonus element from our stockholder rights offerings that were successfully completed in 2005 and 2003. According to SFAS 128, there is an assumed bonus element in a rights issue whose exercise price is less than market value of the stock at the close of the rights offering period. This bonus element is treated as a stock dividend for reporting earnings per share. All per share amounts have also been adjusted to reflect a one-for-six reverse stock split effected July 31, 2006.
footnotes continued on following page

(6)	Book value per share is calculated as consolidated stockholders’ equity on the basis of U.S. generally accepted accounting principles divided by the number of outstanding common shares as of the end of the period. Book value per share has been adjusted to reflect a one-for-six reverse stock split effected July 31, 2006.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma statement of operations is intended to illustrate how the acquisition of the entities now comprising the TGA Operating Unit effective January 1, 2006 may have affected our financial statements if the results of their operations had been combined with ours for the year ended December 31, 2005. We have made pro forma adjustments to our historical consolidated statement of operations for the year ended December 31, 2005 to include the operating results of the entities now comprising the TGA Operating Unit. We have also made pro forma adjustments to the combined statement of operations to give effect to events that are: (1) directly attributable to the acquisition, (2) factually supportable; and (3) expected to have a continuing impact on the combined results.
This unaudited pro forma combined statement of operations is presented for informational purposes only. The unaudited pro forma combined statement of operations is not intended to represent or be indicative of our combined results of operations that would have been reported had the acquisition been completed as of January 1, 2005, and should not be taken as representative of our future combined results of operations. The unaudited pro forma combined statement of operations does not give consideration to the impact of possible revenue changes, expense or operating efficiencies, reinsurance program changes, synergies or other changes in the business resulting from the transaction. The following unaudited pro forma combined statement of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS

	Year Ended December 31, 2005

	Hallmark	Texas General
	Financial	Agency and	Pro Forma		Combined
	Services, Inc.	Affiliates	Adjustments		Pro Forma

	(in thousands, except per share data)
	(unaudited)
Statement of Operations Data:
Gross premiums written	$89,467	$11,784	$—		$101,251
Ceded premiums written	(1,215)	(1,143)	—		(2,358)

Net premiums written	88,252	10,641	—		98,893
Change in unearned premiums	(29,068)	(682)	—		(29,750)

Net premiums earned	59,184	9,959	—		69,143
Investment income, net of expenses	3,836	547	—		4,383
Realized gain (loss)	58	—	—		58
Finance charges	2,044	1,303	—		3,347
Commission and fees	16,703	39,828	(1,962	) (1)	54,569
Processing and service fees	5,183	—	—		5,183
Other income	27	368	—		395

Total revenues	87,035	52,005	(1,962)		137,078
Losses and loss adjustment expenses	33,784	5,653	—		39,437
Other operating costs and expenses	38,492	41,358	(3,249	) (2)	76,601
Interest expense	1,264	218	3,083	(3)	4,565
Amortization of intangible asset	27	—	1,960	(4)	1,987

Total expenses	73,567	47,229	1,794		122,590

Income before tax	13,468	4,776	(3,756)		14,488
Income tax expense	4,282	1,492	(1,389	) (5)	4,385

Net income (loss)	$9,186	$3,284	$(2,367)		$10,103

Basic earnings per share	$0.76				$0.84
Diluted earnings per share	0.76				0.75
Basic weighted average shares outstanding	12,008				12,008
Diluted weighted average shares outstanding	12,104		3,255	(6)	15,359

(1)	Adjustment for contingent commission received by the entities now comprising the TGA Operating Unit in fiscal 2005. As part of the purchase agreement, this commission was retained by the sellers.
(2)	Adjustment for profits of the entities now comprising the TGA Operating Unit that were paid as bonuses to employees. We intend to retain these profits after the acquisition.
(3)	Includes 12 months of interest expense on borrowing under our revolving credit facility at 6.92%, 12 months of interest expense on the convertible debt at 4.00% and 12 months amortization of discount on the future guaranteed purchase price at 4.40%.
(4)	Includes 12 months amortization expense of $1.3 million for customer relationships; $122,000 for tradename; $400,000 for non-compete agreement and $89,000 for employment agreements.
(5)	Tax effect of pro forma adjustments.
(6)	Includes the issuance of 3.3 million common shares for the assumed conversion of the $25.0 million convertible debt per SFAS 128.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read together with our consolidated financial statements and the notes thereto. This discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.
Overview
Hallmark is an insurance holding company which, through its subsidiaries, engages in the sale of property/casualty insurance products to businesses and individuals. Our business involves marketing, distributing, underwriting and servicing commercial insurance in Texas, New Mexico, Idaho, Oregon, Montana, Louisiana, Oklahoma and Washington; marketing, distributing, underwriting and servicing non-standard personal automobile insurance in Texas, New Mexico, Arizona, Oklahoma and Idaho; marketing, distributing, underwriting and servicing general aviation insurance in 48 states; and providing other insurance related services. We pursue our business activities through subsidiaries whose operations are organized into producing units and are supported by our insurance company subsidiaries.
Our non-carrier insurance activities are organized by producing units into the following operational segments:

•	HGA Operating Unit. Our HGA Operating Unit includes the standard lines commercial property/casualty insurance products and services handled by our Hallmark General Agency, Inc. and Effective Claims Management, Inc. subsidiaries.

•	TGA Operating Unit. Our TGA Operating Unit includes the excess and surplus lines commercial property/casualty insurance products and services handled by our Texas General Agency, Inc., Pan American Acceptance Corporation and TGA Special Risk, Inc. subsidiaries. Our TGA Operating Unit also includes a relatively small amount of personal lines insurance handled by these subsidiaries. The subsidiaries comprising our TGA Operating Unit were acquired effective January 1, 2006.

•	Phoenix Operating Unit. Our Phoenix Operating Unit includes the non-standard personal automobile insurance products and services handled by American Hallmark General Agency, Inc. and Hallmark Claims Services, Inc., both of which do business as Phoenix General Agency.

•	Aerospace Operating Unit. Our Aerospace Operating Unit includes the general aviation insurance products and services handled by our Aerospace Insurance Managers, Inc., Aerospace Special Risk, Inc. and Aerospace Claims Management Group, Inc. subsidiaries. The subsidiaries comprising our Aerospace Operating Unit were acquired effective January 1, 2006.
The retained premium produced by these operating units is supported by the following insurance company subsidiaries:

•	American Hallmark Insurance Company of Texas. AHIC presently retains all of the risks on the commercial property/casualty policies marketed by our HGA Operating Unit and assumes a portion of the risks on the commercial property/casualty policies marketed by our TGA Operating Unit.

•	Gulf States Insurance Company. GSIC, which was acquired effective January 1, 2006, presently assumes a portion of the risks on the commercial property/casualty policies marketed by our TGA Operating Unit.

•	Phoenix Indemnity Insurance Company. PIIC presently assumes all of the risks on the non-standard personal automobile policies marketed by our Phoenix Operating Unit and assumes a portion of the risks on the aviation property/casualty products marketed by our Aerospace Operating Unit.
Effective January 1, 2006, our insurance company subsidiaries entered into a pooling arrangement pursuant to which AHIC retains 59.9% of the total net premiums written by all of our operating units, PIIC retains 34.1% of our total net premiums written and GSIC retains 6.0% of our total net premiums written.
Prior to January 1, 2006, our HGA Operating Unit was referred to as our Commercial Insurance Operation and our Phoenix Operating Unit was referred to as our Personal Insurance Operation. The retained premium produced by our operating units was supported by our AHIC and PIIC insurance subsidiaries. Discussions for periods prior to January 1, 2006 do not include the operations of our TGA Operating Unit, our Aerospace Operating Unit or GSIC, each of which was acquired effective January 1, 2006.
Critical Accounting Estimates and Judgments
The significant accounting policies requiring our estimates and judgments are discussed below. Such estimates and judgments are based on historical experience, changes in laws and regulations, observance of industry trends and information received from third parties. While the estimates and judgments associated with the application of these accounting policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported consolidated financial statement amounts are appropriate in the circumstances. For additional discussion of our accounting policies, see Note 1 to the audited consolidated financial statements included in this prospectus.
Valuation of Investments. We complete a detailed analysis each quarter to assess whether any decline in the fair value of any investment below cost is deemed other-than-temporary. All securities with an unrealized loss are reviewed. Unless other factors cause us to reach a contrary conclusion, investments with a fair market value significantly less than cost for more than 180 days are deemed to have a decline in value that is other-than-temporary. A decline in value that is considered to be other-than-temporary is charged to earnings based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.
Risks and uncertainties are inherent in our other-than-temporary decline in value assessment methodology. Risks and uncertainties include, but are not limited to, incorrect or overly optimistic assumptions about financial condition or liquidity, incorrect or overly optimistic assumptions about future prospects, unfavorable changes in economic or social conditions and unfavorable changes in interest rates or credit ratings.
Deferred Policy Acquisition Costs. Policy acquisition costs (mainly commission, underwriting and marketing expenses) that vary with and are primarily related to the production of new and renewal business are deferred and charged to operations over periods in which the related premiums are earned. Ceding commissions from reinsurers, which include expense allowances, are deferred and recognized over the period premiums are earned for the underlying policies reinsured.

The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. A premium deficiency exists if the sum of expected claims costs and claims adjustment expenses, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums and expected investment income on those unearned premiums, as computed on a product line basis. We routinely evaluate the realizability of deferred policy acquisition costs. At each of March 31, 2006 and December 31, 2005 and 2004, there was no premium deficiency related to deferred policy acquisition costs.
Goodwill. Our consolidated balance sheet as of March 31, 2006 includes goodwill of acquired businesses of approximately $31.8 million. This amount has been recorded as a result of prior business acquisitions accounted for under the purchase method of accounting. Under Statement of Financial Accounting Standards No. 142, which we adopted as of January 1, 2002, goodwill is tested for impairment annually. We completed our last annual test for impairment during the fourth quarter of 2005 and determined that there was no indication of impairment.
A significant amount of judgment is required in performing goodwill impairment tests. Such tests include estimating the fair value of our reporting units. As required by Statement of Financial Accounting Standards No. 142, we compare the estimated fair value of each reporting unit with its carrying amount, including goodwill. Under Statement of Financial Accounting Standards No. 142, fair value refers to the amount for which the entire reporting unit may be bought or sold. Methods for estimating reporting unit values include market quotations, asset and liability fair values and other valuation techniques, such as discounted cash flows and multiples of earnings or revenues. With the exception of market quotations, all of these methods involve significant estimates and assumptions.
Deferred Tax Assets. We file a consolidated federal income tax return. Deferred federal income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes. A valuation allowance is provided against our deferred tax asset to the extent that we do not believe it is more likely than not that future taxable income will be adequate to realize these future tax benefits.
Reserves for Unpaid Losses and Loss Adjustment Expenses. Reserves for unpaid losses and loss adjustment expenses are established for claims which have already been incurred by the policyholder but which we have not yet paid. Unpaid losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through each balance sheet date. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in loss severity and frequency. (See, “Business — Analysis of Losses and LAE” and “— Analysis of Loss and LAE Reserve Development.”)
Although considerable variability is inherent in such estimates, we believe that our reserves for unpaid losses and loss adjustment expenses are adequate. Due to the inherent uncertainty in estimating unpaid losses and loss adjustment expenses, the actual ultimate amounts may differ from the recorded amounts. A small percentage change could result in a material effect on reported earnings. For example, a 1% change in March 31, 2006 reserves for unpaid losses and loss adjustment expenses would have produced a $0.4 million change to pretax earnings. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Such adjustments are included in current operations.
An actuarial range of ultimate unpaid losses and loss adjustment expenses is developed independent of management’s best estimate and is only used to check the reasonableness of that estimate. There is no exclusive method for determining this range, and judgment enters into the process. The primary actuarial technique utilized is a loss development analysis in which ultimate losses are projected based upon historical development patterns. The primary assumption underlying this loss development analysis is that the historical development patterns will be a reasonable predictor of the future development of losses for accident years which are less mature. An alternate actuarial technique, known as the Bornhuetter-Ferguson method, combines an analysis of loss development patterns with an initial estimate of expected losses or loss ratios. This approach is most useful for recent accident years. In addition to assuming the stability of loss development patterns, this technique is heavily dependent on the accuracy of the initial estimate of expected losses or loss ratios. Consequently, the Bornhuetter-Ferguson method is primarily used to confirm the results derived from the loss development analysis.
The range of unpaid losses and loss adjustment expenses estimated by our actuary as of March 31, 2006 was $31.2 million to $53.5 million. Our best estimate of unpaid losses and loss adjustment expenses as of March 31, 2006 is $43.7 million. Our carried reserve for unpaid losses and loss adjustment expenses as of March 31, 2006 is comprised of $23.2 million in case reserves and $20.5 million in incurred but not reported reserves. In setting this estimate of unpaid losses and loss adjustment expenses, we have assumed, among other things, that current trends in loss frequency and severity will continue and that the actuarial analysis was empirically valid. In the absence of any specific factors indicating actual experience at either extreme of the actuarial range, we have established a best estimate of unpaid losses and loss adjustment expenses which is approximately $1.3 million higher than the midpoint of the actuarial range. It would be expected that management’s best estimate would move within the actuarial range from year to year due to changes in our operations and changes within the marketplace. Due to the inherent uncertainty in reserve estimates, there can be no assurance that the actual losses ultimately experienced will fall within the actuarial range. However, because of the breadth of the actuarial range, we believe that it is reasonably likely that actual losses will fall within such range.
Our reserve requirements are also interrelated with product pricing and profitability. We must price our products at a level sufficient to fund our policyholder benefits and still remain profitable. Because claim expenses represent the single largest category of our expenses, inaccuracies in the assumptions used to estimate the amount of such benefits can result in our failing to price our products appropriately and to generate sufficient premiums to fund our operations.
Recognition of Profit Sharing Commissions of HGA Operating Unit. Profit sharing commission of our HGA Operating Unit is calculated and recognized when the loss ratio, as determined by our internal actuary, deviates from contractual targets. We receive a provisional commission as policies are produced as an advance against the later determination of the profit sharing commission actually earned. The profit sharing commission is an estimate that varies with the estimated loss ratio and is sensitive to changes in that estimate. The following table details the profit sharing commission revenue sensitivity to the actual ultimate loss ratio for each effective quota share treaty at 0.5% above and below the estimate.

	Treaty Effective Dates

	7/1/01	7/1/02	7/1/03	7/1/04

	(unaudited)
Provisional loss ratio	60.0%	59.0%	59.0%	64.2%
Estimated ultimate loss ratio booked at 3/31/06	60.8	57.5	56.5	62.2
Effect of actual 0.5% above estimated loss ratio at 3/31/06	$(201,894)	$(202,248)	$(229,372)	$(375,478)
Effect of actual 0.5% below estimated loss ratio at 3/31/06	201,894	202,248	229,372	375,478

Recognition of Profit Sharing Commission of TGA Operating Unit. Our TGA Operating Unit receives a minimum commission as policies are produced. Additional profit sharing commission is calculated and recognized when the loss ratio, as determined by our internal actuary, is below a contractual ceiling. This additional profit sharing commission is an estimate that varies with the estimated loss ratio and is sensitive to changes in that estimate. As of March 31, 2006, we had not recognized any additional profit sharing commission in our TGA Operating Unit.
Recognition of Profit Sharing Commissions of Phoenix Operating Unit. Under reinsurance arrangements between our Phoenix Operating Unit and Dorinco Reinsurance Company (“Dorinco”) prior to October 1, 2004, we earn ceding commissions based on Dorinco’s ratio of ultimate losses and loss expenses incurred to earned premium on the portion of policies reinsured by Dorinco, within certain minimum and maximum ranges. We received a provisional commission as policies were produced as an advance against the later determination of the commission actually earned. The provisional commission is adjusted periodically on a sliding scale based on expected loss ratios. Ceding commission revenue is an estimate that varies with the estimated loss ratio and is sensitive to changes in that estimate. The following table details the ceding commission sensitivity to the actual ultimate loss ratio for each quota share treaty with Dorinco at 0.5% above and below the estimate.

	Treaty Effective Dates

	4/1/01-	7/1/01-	10/1/01-	10/1/02-	4/1/03-	10/1/03-
	6/30/01	9/30/01	9/30/02	3/31/03	9/30/03	9/30/04

	(unaudited)
Provisional loss ratio	65.0%	65.0%	65.5%	65.5%	61.0%	62.5%
Estimated ultimate loss ratio booked at 3/31/06	82.5	78.5	67.5	59.5	50.3	59.8
Effect of actual 0.5% above estimated loss ratio at 3/31/06(1)	$—	$—	$—	$(76,516)	$—	$(69,411)
Effect of actual 0.5% below estimated loss ratio at 3/31/06(1)	—	—	—	76,516	—	69,411

(1)	For any period in which the estimated ultimate loss ratio is more than 0.5% above the maximum or below the minimum of the contractual loss ratio range, a 0.5% change in the estimate would have no impact on future ceding commission revenue.
Results of Operations
Comparison of Three Months Ended March 31, 2006 and March 31, 2005
Management Overview. During the first quarter of fiscal 2006, our total revenues were $44.5 million, representing a 155.2% increase over the $17.4 million in total revenues for the comparable period of fiscal 2005. The acquisition of the subsidiaries now comprising the TGA Operating Unit and the Aerospace Operating Unit in the first quarter of 2006 contributed $16.0 million to the increase in total revenues for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005, consisting primarily of $10.8 million in third-party commission revenue, $4.4 million of earned premium on retained business and $0.7 million in investment income and finance charges. The retention of business produced by our HGA Operating Unit that was previously retained by third parties contributed $14.3 million to the increase in quarterly revenue, but was partially offset by lower ceding commission revenue of $3.3 million and lower processing and service fees of $0.7 million attributable to the shift from a third-party agency structure to an insurance underwriting structure. First quarter revenues from our Phoenix Operating Unit declined $0.4 million primarily as a result of the timing and pattern of written premiums. The investment of funds derived from the implementation of our 2005 capital plan contributed another $1.4 million to our increased investment income for the first quarter of 2006 as compared to the same period of 2005.
We reported net income of $2.4 million for the three months ended March 31, 2006, as compared to $1.8 million in the same period in the prior year. The increase in net income for the first three months of 2006 versus the same period in 2005 was primarily attributable to additional revenue from the retention of the HGA Operating Unit business, quarterly results from the newly acquired TGA Operating Unit and additional investment income, partially offset by additional loss and loss adjustment expense of the HGA Operating Unit, additional operating expenses attributable to the retention of business produced by our HGA Operating Unit, additional operating expenses attributable to our newly acquired operating units, interest expense on our trust preferred securities, interest expense on borrowings to finance the acquisitions of our TGA Operating Unit and our Aerospace Operating Unit and non-cash interest expense from the amortization of a deemed discount on convertible promissory notes.
During the first quarter of fiscal 2006, we recorded a $1.1 million interest expense from amortization attributable to the deemed discount on convertible promissory notes issued in January 2006. (See Note 10 to the unaudited quarterly financial statements included in this prospectus.) In the absence of this non-cash expense, our net income for the three months ended March 31, 2006 would have been $3.1 million, representing a 72.5% increase over the similar period of fiscal 2005.
The following is a reconciliation of our net income without such interest expense to our reported results. Management believes this reconciliation provides useful supplemental information in evaluating the operating results of our business. This disclosure should not be viewed as a substitute for net income determined in accordance with U.S. generally accepting accounting principles:

Three Months Ended
March 31, 2006

(in thousands)
(unaudited)
Income excluding interest expense from amortization of discount, net of tax	$3,130
Interest expense from amortization of discount	1,117
Less related tax effect	(413)

704

Net income	$2,426

On a common stockholder diluted per share basis, net income was $0.14 for the three months ended March 31, 2006 and $0.25 for the same period in 2005. The decrease in diluted earnings per share to common stockholders was due to the combined impact of issuing 8.3 million shares in a stockholder rights offering in the second quarter of 2005 and allocating a portion of net income to the holders of convertible notes in the first quarter of 2006. (See Note 14 to the unaudited quarterly financial statements included in this prospectus.)

Segment Information. The following is additional business segment information for the three months ended March 31, 2006 and 2005:

	Three Months Ended
	March 31,

	2006	2005

	(in thousands)
	(unaudited)
Revenues:
HGA Operating Unit	$17,540	$6,280
TGA Operating Unit	14,099	—
Phoenix Operating Unit	10,797	11,161
Aerospace Operating Unit	1,869	—
Corporate	215	4

Consolidated	$44,520	$17,445

Pretax income (loss):
HGA Operating Unit	$3,360	$1,068
TGA Operating Unit	1,728	—
Phoenix Operating Unit	2,051	2,442
Aerospace Operating Unit	(109)	—
Corporate	(3,501)	(806)

Consolidated	$3,529	$2,704

HGA Operating Unit. Beginning in the third quarter of 2005, our HGA Operating Unit began retaining written premium through AHIC that was previously retained by third parties. This resulted in net written premium for the HGA Operating Unit of $21.7 million for the quarter ended March 31, 2006.
Total revenue for the HGA Operating Unit of $17.5 million for the first quarter of 2006 was $11.2 million more than the $6.3 million reported in the first quarter of 2005. This 179.3% increase in total revenue was primarily due to net premiums earned of $14.3 million for the quarter from the issuance of AHIC policies produced by the HGA Operating Unit. Increased net investment income contributed an additional $0.9 million to the increase in revenue for the quarter. These increases in revenue were partially offset by lower ceding commission revenue of $3.3 million and lower processing and service fees of $0.7 million, in both cases due to the shift from a third-party agency structure to an insurance underwriting structure.
Pretax income for the HGA Operating Unit of $3.4 million for the first quarter of 2006 increased $2.3 million, or 214.6%, over the $1.1 million reported for the first quarter of 2005. Increased revenue, as discussed above, was the primary reason for the increase in pretax income, partially offset by increased loss and loss adjustment expenses of $7.8 million and additional production expenses of $0.9 million.
TGA Operating Unit. The subsidiaries comprising the TGA Operating Unit were all acquired effective January 1, 2006. The $14.1 million of revenues was derived mostly from third-party commission revenue of $9.2 million on the portion of business produced by the TGA Operating Unit that was retained by third parties and from $4.3 million of earned premium on produced business that was assumed by GSIC or AHIC. The remaining $0.6 million of revenue was derived from investment income and finance charges.
Pretax income for the TGA Operating Unit of $1.7 million was due to revenue as discussed above less (i) incurred loss and loss adjustment expenses of $2.6 million on the portion of the business assumed by

GSIC or AHIC; (ii) $9.7 million in operating expenses, comprised mostly of commission expense and salary-related expenses; and (iii) $0.5 million of amortization of intangible assets acquired in the acquisition of the subsidiaries comprising the TGA Operating Unit.
Phoenix Operating Unit. Net premium written for our Phoenix Operating Unit increased $0.5 million during the first quarter of 2006 to $11.1 million compared to $10.6 million in the first quarter of 2005.
Revenue for the Phoenix Operating Unit decreased 3.3% to $10.8 million for the first quarter of 2006 from $11.2 million for the same period in 2005. Lower earned premium of $0.3 million was primarily due to the timing and pattern of written premiums. Also contributing to the decrease in revenue was $0.1 million of third-party commission revenue recognized in the first quarter of 2005 that was discontinued due to the 100% assumption of the Texas non-standard personal automobile premium beginning late in 2004.
Pretax income for the Phoenix Operating Unit decreased $0.4 million, or 16.0%, for the first quarter of 2006 compared to the first quarter of 2005. Lower revenue as discussed above was the primary cause of the decrease in pretax income for the quarter. Our Phoenix Operating Unit had a loss ratio of 62.5% for the first quarter of 2006 as compared to a loss ratio of 60.2% for the same period in the prior year. However, with the reduction in earned premium for the quarter, loss and loss adjustment expenses were only slightly higher than the first quarter of 2005.
Aerospace Operating Unit. The subsidiaries comprising the Aerospace Operating Unit were all acquired effective January 1, 2006. The $1.9 million of revenues was derived mostly from third-party commission revenue of $1.7 million on the portion of business produced which is retained by third parties.
Pretax loss for the Aerospace Operating Unit of $0.1 million for the first quarter of 2006 was due to revenue discussed above less (i) operating expenses of $1.7 million, comprised mostly of commission expense and salary-related expenses; (ii) loss and loss adjustment expenses of $0.2 million; and (iii) $0.1 million of amortization of intangible assets acquired in the acquisition of the subsidiaries comprising the Aerospace Operating Unit.
Corporate. Corporate pretax loss was $3.5 million for the first quarter of 2006 as compared to $0.8 million for the same period in 2005. The increased loss was primarily due to interest expense of $1.5 million in the first quarter of 2006 comprised of (i) $0.6 million from the trust preferred securities issued in the second quarter of 2005; (ii) $0.3 million from the related party promissory note issued in January 2006; (iii) $0.2 million of amortization of the discount on the future guaranteed payments to the sellers of the subsidiaries now comprising the TGA Operating Unit (see Note 11 to the unaudited quarterly financial statements included in this prospectus); (iv) $0.2 million from borrowings under our revolving credit facility in January 2006; and (v) $0.2 million from the issuance of convertible notes in January 2006. Also contributing to the increase in pretax loss for the quarter was $1.1 million in interest expense from amortization attributable to the deemed discount on the convertible promissory notes issued in January 2006. (See Note 10 to the unaudited quarterly financial statements included in this prospectus.) This non-cash interest expense had no impact on our cash flow and ultimately had no effect on our book value.
Comparison of Years Ended December 31, 2005 and December 31, 2004
Management Overview. Total revenues for 2005 increased $23.9 million, or 37.9%, as compared to 2004, primarily as a result of a $19.5 million increase in revenues from our HGA Operating Unit due to the transition to AHIC, beginning in the third quarter of 2005, of commercial premium previously produced for Clarendon National Insurance Company (“Clarendon”). Income before tax for 2005 increased $4.9 million over 2004. The improvement in operating earnings reflected additional investment income on capital raised in 2005, the transition of the commercial business and improved underwriting results.
Segment Information. The following is additional business segment information for the year ended December 31, 2005 and 2004:

	Year Ended
	December 31,

	2005	2004

	(in thousands)
Revenues:
HGA Operating Unit	$43,067	$23,563
Phoenix Operating Unit	43,907	39,555
Corporate	61	3

Consolidated	$87,035	$63,121

Pretax income (loss):
HGA Operating Unit	$6,651	$3,028
Phoenix Operating Unit	11,647	8,109
Corporate	(4,830)	(2,535)

Consolidated	$13,468	$8,602

HGA Operating Unit. Beginning in the third quarter of 2005, our HGA Operating Unit began retaining written premium through AHIC. Retention of this written premium was accomplished through the assumption of in-force policies from Clarendon at July 1, 2005, the assumption of Clarendon policies issued subsequent to July 1, 2005, and the issuance of AHIC policies. This resulted in net written premium of $51.2 million for 2005.
Total revenue for our HGA Operating Unit of $43.1 million for 2005 was $19.5 million more than the $23.6 million reported in 2004. This 82.8% increase in total revenue was primarily due to net premiums earned of $21.8 million from the issuance of AHIC policies and the assumption of premium from Clarendon for business produced by our HGA Operating Unit. Increased net investment income contributed $1.5 million to the increase in revenue. These increases in revenue were partially offset by lower ceding commission revenue of $3.2 million and lower processing and service fees of $0.6 million, in both cases due to the shift from a third-party agency structure to an insurance underwriting structure. Total earned premium generated by our HGA Operating Unit for 2005, including premium retained by Clarendon, was $78.1 million as compared to $72.5 million for 2004.
Pretax income for our HGA Operating Unit of $6.6 million for 2005 increased $3.6 million, or 119.6%, over the $3.0 million reported for 2004. Increased revenue, as discussed above, was the primary reason for the increase in pretax income, partially offset by losses and loss adjustment expenses of $12.6 million and additional production expenses of $3.2 million caused by increased retail agent commissions from higher premium production, as well as additional ceding commission expense from the assumption of premium from Clarendon. Our HGA Operating Unit had a loss ratio of 58.0% for 2005. Our HGA Operating Unit had no loss ratio for 2004 because we did not retain any of the premium produced by our HGA Operating Unit during 2004.
Phoenix Operating Unit. Net premium written by our Phoenix Operating Unit increased $3.9 million during 2005 to $37.0 million compared to $33.1 million during 2004. The increase was due mainly to AHIC assuming 100% of the Texas non-standard personal automobile business produced by the Phoenix Operating Unit and underwritten by a third party, effective October 1, 2004. Prior to October 1, 2004,

AHIC assumed only 45% of this business. Total premium production for 2005 declined $6.6 million, or 15.4%, to $36.4 million from the $43.0 million produced in 2004. The decline in produced premium reflected increased rate competition.
Revenue for our Phoenix Operating Unit increased 11.0% to $43.9 million for 2005 from $39.6 million for 2004. Increased net premium earned of $5.0 million due to higher assumed premium volume was the primary cause of this increase. Also driving the increased revenue was a $0.9 million increase in investment income due to an increase in the investment portfolio from the completion of our capital plan. These increases were partially offset by a $1.2 million decrease in ceding commission income resulting from AHIC assuming 100% of the Texas non-standard personal automobile business effective October 1, 2004.
Pretax income for our Phoenix Operating Unit increased $3.5 million, or 43.6%, for 2005 compared to 2004. Net investment income and realized gains and losses contributed $1.0 million to the increase in pretax income for 2005 over 2004. Improved underwriting results, as evidenced by a loss ratio of 56.7% in 2005 as compared to 59.3% in 2004, contributed $1.0 million to the increase in pretax income in 2005. Taking into consideration the effect on ceding commissions, losses and loss adjustment expenses and premium production costs, the changes in premium volume produced and assumed contributed approximately $0.9 million to the increase in pretax income. Lower technical service costs from integrating PIIC’s back office systems that were previously outsourced contributed $0.4 million and lower salary and related expenses contributed $0.3 million to the increase in pretax income.
Corporate. Corporate pretax loss was $4.8 million for 2005 as compared to $2.5 million for 2004. The increase was due mostly to additional interest expense of $1.2 million from the issuance of trust preferred securities in June 2005, increased salary expense of $0.6 million from increased headcount, including the transfer of accounting positions from both segments to Corporate late in 2004, and additional audit and legal fees of $0.2 million due primarily to the implementation of our capital plan in 2005.
Comparison of Years Ended December 31, 2004 and December 31, 2003
Management Overview. Income before tax and extraordinary gain for 2004 increased $7.9 million as compared to 2003. However, total revenues for 2004 decreased $6.4 million, or 9.3%, as compared to 2003, primarily as a result of a $10.1 million decline in total revenues from our Phoenix Operating Unit partially offset by a $3.7 million increase in total revenues from our HGA Operating Unit. The improvement in operating earnings in 2004 reflected better underwriting results for our Phoenix Operating Unit, additional commission revenue in our HGA Operating Unit and an overall reduction in interest expense as a result of the repayment of a related party note in September 2003.

Segment Information. The following is additional business segment information for the year ended December 31, 2004 and 2003:

	Year Ended
	December 31,

	2004	2003

	(in thousands)
Revenues:
HGA Operating Unit	$23,563	$19,891
Phoenix Operating Unit	39,555	49,665
Corporate	3	3

Consolidated	$63,121	$69,559

Pretax income (loss):
HGA Operating Unit	$3,028	$1,311
Phoenix Operating Unit	8,109	1,950
Corporate	(2,535)	(2,575)

Consolidated	$8,602	$686

HGA Operating Unit. Total revenue for our HGA Operating Unit of $23.6 million for 2004 was $3.7 million, or 18.5%, more than the $19.9 million reported for 2003. The improvement was primarily due to a $2.9 million increase in commission revenue and a $0.7 million increase in claim servicing revenue. Commercial premium volume growth was the primary cause of the increased commission and claim fee revenue for 2004. Earned premium generated by our HGA Operating Unit for 2004 was $72.5 million compared to $62.9 million for 2003. We did not bear the primary underwriting risk for this business in 2004 or 2003 and, therefore, the resulting premiums and claims are not reflected in our reported results.
Pretax income for the HGA Operating Unit of $3.0 million in 2004 increased $1.7 million, or 131.0%, over the $1.3 million reported in 2003. Increased revenue, as discussed above, was the primary reason for the increase in pretax income, partially offset by additional compensation and production related costs of $2.1 million attributable to the increased premium volume. Our HGA Operating Unit had no loss ratio for 2004 or 2003 because we did not retain any of the premium produced by our HGA Operating Unit during those years.
Phoenix Operating Unit. Net premiums written by our Phoenix Operating Unit decreased $3.5 million, or 9.6% during 2004 to $33.1 million compared to $36.6 million in 2003. The decrease in net premiums written was primarily attributable to the cancellation of unprofitable agents and programs, a shift in marketing focus from annual term premium financed policies to six month term direct bill policies, a reduction in policy counts caused by targeted rate adjustments and increased competition from newly capitalized entities entering the marketplace. Net premiums earned decreased $9.6 million, or 22.7%, to $32.4 million in 2004 compared to $42.0 million in 2003. Primarily as a result of the decline in net premiums earned, total revenue for our Phoenix Operating Unit decreased $10.1 million, or 20.4%, to $39.6 million in 2004 compared to $49.7 million in 2003.
Although revenue for our Phoenix Operating Unit declined, pretax income increased $6.2 million, or 315.8%, to $8.1 million in 2004 as compared to $2.0 million in 2003. The increase in pretax income was primarily due to improved underwriting results, as evidenced by a loss and loss adjustment expense ratio of 59.3% for 2004 as compared to 72.5% for 2003. Also contributing to the improved pretax results were reduced salary and related expenses of $1.0 million due to the successful integration of the PIIC operations in late 2003 and the overall reduction in premium volume and increased net investment income of $0.2 million. These improvements were partially offset by the discontinuation of our premium finance program which caused finance charge revenue to decrease by $1.5 million, which was partially offset by reduced interest expense of $0.4 million.
Corporate. Corporate pretax loss was $2.5 million for 2004 as compared to $2.6 million for 2003. We saved $0.8 million in interest expense in 2004 due to the repayment of a related party note in September 2003. This was partially offset by a $0.7 million increase in salary and related expenses in 2004.
Liquidity and Capital Resources
Sources and Uses of Funds. Our sources of funds are from insurance-related operations, financing activities and investing activities. Major sources of funds from operations include premiums collected (net of policy cancellations and premiums ceded), commissions and processing and service fees. As a holding company, Hallmark is dependent on dividend payments and management fees from its subsidiaries to meet operating expenses and debt obligations. As of March 31, 2006, Hallmark had $1.5 million in cash and invested assets. Cash and invested assets of our non-insurance subsidiaries were $3.9 million as of March 31, 2006.
Property/casualty insurance companies domiciled in the State of Texas are limited in the payment of dividends to their stockholders in any 12-month period, without the prior written consent of the Texas Department of Insurance, to the greater of statutory net income for the prior calendar year or 10% of statutory policyholders surplus as of the prior year end. Dividends may only be paid from unassigned surplus funds. During 2006, AHIC’s ordinary dividend capacity is $6.4 million. PIIC, domiciled in Arizona, is limited in the payment of dividends to the lesser of 10% of prior year policyholders surplus or prior year’s net investment income, without prior written approval from the Arizona Department of Insurance. During 2006, PIIC’s ordinary dividend capacity is $1.6 million. GSIC, domiciled in Oklahoma, is limited in the payment of dividends to the greater of 10% of prior year policyholders surplus or prior year’s statutory net income, without prior written approval from the Oklahoma Insurance Department. During 2006, GSIC’s ordinary dividend capacity is $0.1 million. None of AHIC, PIIC or GSIC paid a dividend to Hallmark during the first three months of 2006. Neither AHIC nor PIIC paid a dividend to Hallmark during 2005.
The Texas Department of Insurance, the Arizona Department of Insurance and the Oklahoma Insurance Department each regulates financial transactions between our insurance subsidiaries and their affiliated companies. Applicable regulations require approval of management fees, expense sharing contracts and similar transactions. Phoenix General Agency did not pay any management fees to Hallmark during the first quarter of 2006, but paid $1.8 million and $0.6 million in management fees to Hallmark during 2005 and 2004, respectively. PIIC paid $0.3 million in management fees to Phoenix General Agency during the first quarter of 2006 and paid $1.2 million in management fees to Phoenix General Agency during each of 2005 and 2004. AHIC did not pay any management fees during the first quarter of 2006 or during 2005 or 2004. GSIC did not pay any management fees during the first quarter of 2006.
Statutory capital and surplus is calculated as statutory assets less statutory liabilities. The Texas Department of Insurance requires that AHIC maintain minimum statutory capital and surplus of $2.0 million, the Arizona Department of Insurance requires that PIIC maintain minimum statutory capital and surplus of $1.5 million and the Oklahoma Insurance Department requires that GSIC maintain minimum statutory capital and surplus of $1.5 million. At December 31, 2005, AHIC reported statutory capital and surplus of $63.7 million, which reflects an increase of $52.0 million from the $11.7 million reported at December 31, 2004. At December 31, 2005, PIIC reported statutory capital and surplus of $36.2 million, which is $22.6 million more than the $13.6 million reported at December 31, 2004. At December 31, 2005, GSIC reported statutory capital and surplus of $6.4 million.

AHIC reported a statutory net loss of $4.6 million during 2005 compared to statutory net income of $1.5 million in 2004. The net loss was primarily due to the statutory recognition of acquisition costs from the retention of business produced by our HGA Operating Unit. These costs are deferred over the life of the underlying policies under U.S. generally accepted accounting principles. PIIC reported statutory net income of $2.7 million during 2005 compared to $3.4 million in 2004. For the year ended December 31, 2005, AHIC’s statutory premium-to-surplus percentage was 94% as compared to 121% for the year ended December 31, 2004. PIIC’s statutory premium-to-surplus percentage was 79% for the year ended December 31, 2005 as compared to 139% for the year ended December 31, 2004.
Comparison of March 31, 2006 to December 31, 2005. On a consolidated basis, our cash and investments, excluding restricted cash and investments, at March 31, 2006 were $167.1 million compared to $139.6 million at December 31, 2005. Most of this increase was attributable to the acquisition of the subsidiaries comprising the TGA Operating Unit effective January 1, 2006, which contributed $20.0 million in cash and investments as of March 31, 2006.
Comparison of Three Months Ended March 31, 2006 and March 31, 2005. Net cash provided by our consolidated operating activities was $9.6 million for the first three months of 2006 compared to net cash used of $0.2 million for the first three months of 2005. The increase in operating cash flow primarily resulted from the retention of HGA Operating Unit and TGA Operating Unit business in the first quarter of 2006 that was not retained by us in the first quarter of 2005. The net effect on operating cash flows was an increase of $9.8 million resulting from an increase in collected premiums net of paid loss and loss adjustment expenses partially offset by lower collected commission and claim fee revenue.
Cash used by investing activities during the first three months of 2006 was $41.6 million as compared to $6.4 million for the same period in 2005. The increase in cash used by investing activities is mostly due to the acquisitions of the subsidiaries comprising the TGA Operating Unit and the Aerospace Operating Unit in the first quarter of 2006 which used $26.0 million, net of cash acquired. Also contributing to the increase in cash used by investing activities was the funding of $25.0 million to a trust account securing the future guaranteed payments to the sellers of the subsidiaries now comprising the TGA Operating Unit, as well as PAAC’s $1.7 million repayment of premium finance notes, net of premium finance notes originated. Partially offsetting these uses was a $13.2 million increase in net redemptions of short-term investments in the first quarter of 2006 versus the same period in 2005 and $3.9 million in maturities and redemptions of investment securities in 2006.
Cash provided by financing activities during the first three months of 2006 was $52.5 million as compared to $13,000 for the same period of 2005. The cash provided in 2006 was primarily from the issuance of three debt instruments in January. The first was a promissory note payable to Newcastle Partners in the amount of $12.5 million to fund the cash required to close the acquisition of the subsidiaries now comprising the Aerospace Operating Unit. This note bears interest at the rate of 10% per annum. The unpaid principal balance of the promissory note, together with all accrued and unpaid interest, became due and payable on demand as of June 30, 2006. The second debt instrument was $25.0 million in subordinated convertible promissory notes issued to the Opportunity Funds, investment partnerships managed by an entity controlled by our Executive Chairman, Mark E. Schwarz. The principal and accrued interest on the convertible notes was converted to approximately 3.3 million shares of our common stock during the second quarter of 2006. The $25.0 million raised with these notes was used to fund a trust account securing future guaranteed payments to the sellers of the subsidiaries now comprising the TGA Operating Unit. The third debt instrument was $15.0 million borrowed under our revolving credit facility to fund the cash required to close the acquisition of the subsidiaries now comprising the TGA Operating Unit.
Comparison of December 31, 2005 to December 31, 2004. On a consolidated basis, our cash and investments increased $94.6 million to $139.6 million as of December 31, 2005 as compared to

$45.0 million at December 31, 2004. This 210% increase was mostly attributable to net proceeds of $44.9 million from a stockholder rights offering and $29.1 million from the issuance of trust preferred securities during 2005. These amounts excluded restricted cash and investments of $13.8 million and $6.5 million at December 31, 2005 and 2004, respectively, which secured the credit exposure of third parties arising from our various quota share reinsurance treaties and agency agreements.
Comparison of Years Ended December 31, 2005 and December 31, 2004. Net cash provided by our consolidated operating activities was $29.5 million during 2005 compared to $7.3 million during 2004. The increase in operating cash flow primarily resulted from increased premiums collected of $32.9 million due largely to the assumption from Clarendon of business produced by the HGA Operating Unit and the issuance of AHIC policies for business produced by the HGA Operating Unit since July 1, 2005. Also contributing to the increase in collected premium was the 100% retention of the Texas non-standard personal automobile premiums produced by the Phoenix Operating Unit. Prior to October 1, 2004, we retained only 45% of this business. Partially offsetting the increased operating cash flow is a $4.6 million increase in paid operating expenses due mostly to additional ceding commissions paid to Clarendon for the assumed premium, paid incentive compensation and paid retail agent profit sharing commissions. Also partially offsetting the increased operating cash flow is a $4.0 million increase in paid loss and loss adjustment expenses due mostly to the AHIC direct and assumed business produced by the HGA Operating Unit during the last half of 2005, as well as the 100% retention of the Texas non-standard personal automobile premiums produced by the Phoenix Operating Unit. Additional paid interest of $1.1 million from the trust preferred securities and $1.1 million in additional tax deposits also partially offset the increase in collected premium.
Cash used in investing activities during 2005 was $73.1 million as compared to $4.0 million used during 2004. The increase in cash used in investing activities was mainly due to increased purchases of debt and equity securities of $51.9 million, increased net purchases of short-term investments of $12.2 million, a decrease in net maturities and redemptions of securities of $4.4 million and a $0.4 million increase in cash and investments transferred to restricted accounts.
Cash provided by financing activities during 2005 was $75.1 million as compared to cash used in financing activities of $0.9 million during 2004. The cash provided in 2005 was from net proceeds of $44.9 million from the stockholder rights offering, $30.0 million from the issuance of trust preferred securities net of debt issuance costs and $0.2 million from the exercise of stock options. The cash used in 2004 was from $1.0 million repaid on a note payable that was partially offset by $48,000 in proceeds from the exercise of stock options.
Credit Facilities. On June 29, 2005, we entered into a credit facility with The Frost National Bank. The credit facility was amended and restated on January 27, 2006 to a $20.0 million revolving credit facility, with a $5.0 million letter of credit sub-facility. We borrowed $15.0 million under the revolving credit facility to fund the cash required to close the acquisition of the subsidiaries now comprising the TGA Operating Unit. Principal outstanding under the revolving credit facility generally bears interest at the three-month Eurodollar rate plus 2.00%, payable quarterly in arrears. We pay letter of credit fees at the rate of 1.00% per annum. Our obligations under the revolving credit facility are secured by a security interest in the capital stock of all of our subsidiaries, guaranties of all of our subsidiaries and the pledge of substantially all of our assets. The revolving credit facility contains covenants which, among other things, require us to maintain certain financial and operating ratios and restrict certain distributions, transactions and organizational changes, including prohibiting us from entering into new lines of business. The amended and restated credit agreement terminates on January 27, 2008. As of March 31, 2006, there was $15.0 million outstanding under our revolving credit facility and we were in compliance with or had obtained waivers of all of our covenants. We have obtained a waiver through January 1, 2007 of a covenant requiring us to maintain a net underwriting profit calculated on the basis of statutory accounting principles. The waiver was necessary primarily as a result of the immediate expensing under statutory accounting principles of policy acquisition costs attributable to the increased retention of premiums produced by our HGA Operating Unit and our TGA Operating Unit, which costs are amortized over the life of the policy under U.S. generally accepted accounting principles. In the third quarter of 2005, we issued a $4.0 million letter of credit under this facility to collateralize certain obligations under the agency agreement between Hallmark General Agency and Clarendon effective July 1, 2004.
As of March 31, 2006, PAAC, the premium finance company included in the TGA Operating Unit which we acquired effective January 1, 2006, had various short-term notes payable to banks which bore variable interest rates ranging from 7.50% to 7.75%. These notes are secured by PAAC’s finance notes receivables. The credit available under PAAC’s current borrowing arrangements is $5.0 million, approximately $3.0 million of which was borrowed at March 31, 2006. PAAC’s borrowing arrangements contain various restrictive covenants which, among other things, require maintenance of minimum amounts of tangible net worth and working capital. At March 31, 2006, PAAC was in compliance with all of its covenants.
Trust Preferred Securities. On June 21, 2005, our newly formed trust subsidiary completed a private placement of $30.0 million of 30-year floating-rate trust preferred securities. Simultaneously, we borrowed $30.9 million from the trust subsidiary and contributed $30.0 million to AHIC in order to increase policyholders surplus. The note bears an initial interest rate of 7.725% until June 15, 2015, at which time interest will adjust quarterly to the three-month LIBOR rate plus 3.25%. As of March 31, 2006, the note balance was $30.9 million.
Other Debt Obligations. On January 3, 2006, we executed a promissory note payable to Newcastle Partners in the amount of $12.5 million in order to obtain funding to complete the acquisition of the subsidiaries now comprising the Aerospace Operating Unit. The promissory note bears interest at 10% per annum prior to maturity and at the maximum rate allowed under applicable law upon default. Interest is payable on the first business day of each month. The principal of the promissory note, together with accrued but unpaid interest, became due on demand as of June 30, 2006.
On January 27, 2006, we issued an aggregate of $25.0 million in subordinated convertible promissory notes to the Opportunity Funds. Each convertible note bore interest at 4% per annum, which rate increased to 10% per annum in the event of default. Interest was payable quarterly in arrears commencing March 31, 2006. Principal and all accrued but unpaid interest was due at maturity on July 27, 2007. The principal and accrued interest on the convertible notes was converted to approximately 3.3 million shares of our common stock during the second quarter of 2006.
Structured Settlements. In connection with our acquisition of the subsidiaries now comprising our TGA Operating Unit, we issued to the sellers promissory notes in the aggregate principal amount of $23.7 million, with $14.2 million payable on or before January 1, 2007, and $9.5 million payable on or before January 1, 2008. We are also obligated to pay to the sellers an additional $0.8 million on or before January 1, 2007 and an additional $0.5 million on or before January 1, 2008 in consideration of the sellers’ compliance with certain restrictive covenants, including a covenant not to compete for a period of five years after closing. We secured payment of these future installments of purchase price and restrictive covenant consideration by depositing $25.0 million in a trust account for the benefit of the sellers. We recorded a payable for future guaranteed payments to the sellers of $25.0 million discounted at 4.4%, the rate of two-year U.S. Treasuries purchased as the only permitted investment of the trust account. The trust account is classified in restricted cash and investments on our balance sheet. As of March 31, 2006, the balance of the structured settlements was $23.8 million.
Long-Term Contractual Obligations. Set forth below is a summary of long-term contractual obligations as of March 31, 2006. Amounts represent estimates of gross undiscounted amounts payable over time. In addition, certain unpaid losses and loss adjustment expenses are ceded to others under reinsurance contracts and are, therefore, recoverable. Such potential recoverables are not reflected in the table.

	Estimated Payments by Period

	Total	2006	2007-2008	2009-2010	After 2010

	(in thousands)
	(unaudited)
Notes payable	$48,968	$3,040	$15,000	$—	$30,928
Interest on note payable	69,893	2,638	5,842	4,635	56,778
Notes payable to related party	12,500	12,500	—	—	—
Interest on note payable to related party	938	938	—	—	—
Structured settlements	25,000	—	25,000	—	—
Unpaid losses and loss adjustment expenses (1)	43,672	17,320	20,647	4,311	1,394
Operating leases	6,293	1,272	3,145	1,688	188

(1)	Unpaid losses and loss adjustment expenses do not have contractual maturity dates and the timing of payments is subject to significant uncertainty. The amount presented is management’s best estimate of expected timing of payments of losses and loss adjustment expenses based on historical payment patterns.
Investments. For a discussion of our investments, please see “Business—Investment Portfolio.”
Conclusion. Based on 2006 budgeted and year-to-date cash flow information, we believe that we have sufficient liquidity to meet our projected insurance obligations, operational expenses and capital expenditure requirements for the next 12 months. However, additional capital is required to satisfy our $12.5 million debt obligation to Newcastle Partners which became payable on demand as of June 30, 2006. No demand has been made, and a portion of the net proceeds to us from this offering are intended to be used to repay this indebtedness to Newcastle Partners. See “Use of Proceeds.”
Effects of Inflation
We do not believe that inflation has a material effect on our results of operations, except for the effect that inflation may have on interest rates and claim costs. The effects of inflation are considered in pricing and estimating reserves for unpaid losses and loss adjustment expenses. The actual effects of inflation on results of operations are not known until claims are ultimately settled. In addition to general price inflation, we are exposed to the upward trend in the cost of judicial awards for damages. We attempt to mitigate the effects of inflation in the pricing of policies and establishing loss and loss adjustment expense reserves.
Quantitative and Qualitative Disclosures About Market Risk
We believe that interest rate risk, credit risk and equity price risk are the types of market risk to which we are principally exposed.
Interest Rate Risk. Our investment portfolio consists principally of investment-grade, fixed-income securities, all of which are classified as available-for-sale. Accordingly, the primary market risk exposure to these securities is interest rate risk. In general, the fair market value of a portfolio of fixed-income securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in fixed-income securities increases or decreases along with interest rates. The fair value of our fixed-income securities as of March 31, 2006 was $129.8 million. The effective duration of our portfolio as of March 31, 2006 was 3.4 years. Should interest rates increase 1.0%, our fixed-income investment portfolio would be expected to decline in market value by 3.4%, or $4.4 million, representing the effective duration multiplied by the change in market interest rates. Conversely, a 1.0% decline in interest rates would be expected to result in a 3.4%, or $4.4 million, increase in the market value of our fixed-income investment portfolio.
Credit Risk. An additional exposure to our fixed-income securities portfolio is credit risk. We attempt to manage the credit risk by investing only in investment-grade securities and limiting our exposure to a single issuer. As of March 31, 2006, our fixed-income investments were in the following: corporate securities — 41.1%; municipal securities — 36.2%; and U.S. Treasury securities — 22.7%. As of March 31, 2006, all of our fixed-income securities were rated investment-grade by nationally recognized statistical rating organizations.
We are also subject to credit risk with respect to reinsurers to whom we have ceded underwriting risk. Although a reinsurer is liable for losses to the extent of the coverage it assumes, we remain obligated to our policyholders in the event that the reinsurers do not meet their obligations under the reinsurance agreements. In order to mitigate credit risk to reinsurance companies, we use financially strong reinsurers with an A.M. Best rating of “A-” or better.
Equity Price Risk. Investments in equity securities which are subject to equity price risk made up 3.4% of our portfolio as of March 31, 2006. The carrying values of equity securities are based on quoted market prices as of the balance sheet date. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the issuer, the relative price of alternative investments and general market conditions. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.
The fair value of our equity securities as of March 31, 2006 was $4.5 million. The fair value of our equity securities would increase or decrease by $1.4 million assuming a hypothetical 30% increase or decrease in market prices as of the balance sheet date. This would increase or decrease stockholders’ equity by 1.5%. The selected hypothetical change does not reflect what should be considered the best or worse case scenario.

BUSINESS
Who We Are
We are a diversified property/casualty insurance group that serves businesses and individuals in specialty and niche markets. We primarily offer commercial insurance, general aviation insurance and non-standard personal automobile insurance in selected market subcategories. We structure our products with the intent to retain low-severity and short-tailed risks. We focus on marketing, distributing, underwriting and servicing commercial and personal property/casualty insurance products that require specialized underwriting expertise or market knowledge. We believe this approach provides us the best opportunity to achieve favorable policy terms and pricing.
We market, distribute, underwrite and service our commercial and personal property/casualty insurance products through four operating units, each of which has a specific focus. Our HGA Operating Unit primarily handles standard commercial insurance, our TGA Operating Unit concentrates on excess and surplus lines commercial insurance, our Phoenix Operating Unit focuses on non-standard personal automobile insurance and our Aerospace Operating Unit specializes in general aviation insurance. The subsidiaries comprising our TGA Operating Unit and our Aerospace Operating Unit were acquired effective January 1, 2006. The insurance policies produced by our four operating units are written by our three insurance company subsidiaries as well as unaffiliated insurers.
Each operating unit has its own management team with significant experience in distributing products to its target markets and proven success in achieving underwriting profitability and providing efficient claims management. Each operating unit is responsible for marketing, distribution, underwriting and claims management while we provide capital management, reinsurance, actuarial, investment, financial reporting, technology services, legal services and back office support at the parent level. We believe this approach optimizes our operating results by allowing us to effectively penetrate our selected specialty and niche markets while maintaining operational controls, managing risks, controlling overhead and efficiently allocating our capital across operating units.
We expect future growth to be derived from increased retention of the premiums we write, organic growth in premium produced by our existing operating units and selected, opportunistic acquisitions that meet our criteria. In 2005, we increased the capital of our insurance company subsidiaries, enabling them to retain significantly more of the business produced by our operating units. For the quarter ended March 31, 2006, 62.7% of the total premium produced by our operating units was retained by our insurance company subsidiaries, while the remaining 37.3% was written for or ceded to unaffiliated insurers. We expect to continue to increase our retention of the total premium produced by our operating units. We believe increasing our overall retention will drive greater near-term profitability than focusing solely on growth in premium production and market share.
What We Do
We market commercial and personal property/casualty insurance products which are tailored to the risks and coverages required by the insured. We believe that most of our target markets are underserved by larger property/casualty insurers because of the specialized nature of the underwriting required. We are able to offer these products profitably as a result of the expertise of our experienced underwriters. We also believe our long-standing relationships with independent general agencies and retail agents and the service we provide differentiate us from larger property/casualty insurers.
Our HGA Operating Unit primarily underwrites low-severity, short-tailed commercial property/casualty insurance products in the standard market. These products have historically produced stable loss results and include general liability, commercial automobile, commercial property and umbrella coverages. Our HGA Operating Unit markets its products through a network of approximately 165 independent agents primarily serving businesses in the non-urban areas of Texas, New Mexico, Oregon, Idaho, Montana and Washington as of June 30, 2006.
Our TGA Operating Unit primarily offers commercial property/casualty insurance products in the excess and surplus lines, or non-admitted, market. Excess and surplus lines insurance provides coverage for difficult to place risks that do not fit the underwriting criteria of insurers operating in the standard market. Our TGA Operating Unit focuses on small- to medium-sized commercial businesses that do not meet the underwriting requirements of standard insurers due to factors such as loss history, number of years in business, minimum premium size and types of business operation. Our TGA Operating Unit primarily writes general liability and commercial automobile policies, but also offers commercial property, dwelling fire, homeowners and non-standard personal automobile coverages. Our TGA Operating Unit markets its products through 36 independent general agencies with offices in Texas, Louisiana and Oklahoma, as well as approximately 825 independent retail agents in Texas as of June 30, 2006.
Our Phoenix Operating Unit offers non-standard personal automobile policies which generally provide the minimum limits of liability coverage mandated by state law to drivers who find it difficult to obtain insurance from standard carriers due to various factors including age, driving record, claims history or limited financial resources. Our Phoenix Operating Unit markets this non-standard personal automobile insurance through approximately 920 independent retail agents in Texas, New Mexico, Arizona, Oklahoma and Idaho as of June 30, 2006.
Our Aerospace Operating Unit offers general aviation property/casualty insurance primarily for private and small commercial aircraft and airports. The aircraft liability and hull insurance products underwritten by our Aerospace Operating Unit are targeted to transitional or non-standard pilots who may have difficulty obtaining insurance from a standard carrier. Airport liability insurance is marketed to smaller, regional airports. Our Aerospace Operating Unit markets these general aviation insurance products through approximately 215 independent specialty brokers in 48 states as of June 30, 2006.
Effective January 1, 2006, our insurance company subsidiaries entered into a pooling arrangement pursuant to which AHIC would retain 59.9% of the net premiums written, PIIC would retain 34.1% of the net premiums written and GSIC would retain 6.0% of the net premiums written. As of June 5, 2006, A.M. Best pooled its ratings of our three insurance company subsidiaries and assigned a financial strength rating of “A-” (Excellent) and an issuer credit rating of “a-” to each of our individual insurance company subsidiaries and to the pool formed by our insurance company subsidiaries.

The following table displays the gross premiums produced by our four operating units for affiliated and unaffiliated insurers for the years ended December 31, 2003 through 2005 and the three months ended March 31, 2005 and 2006, as well as the gross premiums written and net premiums written by our insurance subsidiaries for our four operating units for the same periods:

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(dollars in thousands)
	(unaudited)
Gross Premiums Produced:
HGA Operating Unit	$23,664	$20,646	$81,721	$75,808	$68,519
TGA Operating Unit(1)	30,711	—	—	—	—
Phoenix Operating Unit	11,098	10,521	36,345	43,497	55,745
Aerospace Operating Unit(1)	7,417	—	—	—	—

Total	$72,890	$31,167	$118,066	$119,305	$124,264

Gross Premiums Written:
HGA Operating Unit(2)	$23,464	$—	$52,952	$—	$—
TGA Operating Unit(1)	13,049	—	—	—	—
Phoenix Operating Unit	11,098	10,634	36,515	33,389	43,338
Aerospace Operating Unit(1)	124	—	—	—	—

Total	$47,735	$10,634	$89,467	$33,389	$43,338

Net Premiums Written:
HGA Operating Unit(2)	$21,679	$—	$51,249	$—	$—
TGA Operating Unit(1)	12,890	—	—	—	—
Phoenix Operating Unit	11,098	10,040	37,003	33,067	36,569
Aerospace Operating Unit(1)	112	—	—	—	—

Total	$45,779	$10,040	$88,252	$33,067	$36,569

(1)	The subsidiaries comprising these operating units were acquired effective January 1, 2006 and, therefore, are not included in the three months ended March 31, 2005 or the years ended December 31, 2005, 2004 and 2003.
(2)	We commenced retaining the business produced by our HGA Operating Unit during the third quarter of 2005.

Operational Structure
Our three insurance company subsidiaries retain a portion of the premiums produced by our four operating units. The following chart reflects the operational structure of our organization and the subsidiaries comprising our operating units as of the date of this prospectus:
HGA Operating Unit
Our HGA Operating Unit markets, underwrites and services standard commercial lines insurance primarily in the non-urban areas of Texas, New Mexico, Idaho, Oregon, Montana and Washington. The subsidiaries comprising the HGA Operating Unit include Hallmark General Agency, a regional managing general agency, and ECM, a claims administration company. Hallmark General Agency targets customers that are in low-severity classifications in the standard commercial market, which as a group have relatively stable loss results. The typical HGA Operating Unit customer is a small- to medium-sized business with a policy that covers property, general liability and automobile exposures. Our HGA Operating Unit underwriting criteria exclude lines of business and classes of risks that are considered to be high-severity or volatile, or which involve significant latent injury potential or other long-tailed liability exposures. ECM administers the claims on the insurance policies produced by Hallmark General Agency. Products offered by our HGA Operating Unit include the following:

•	Commercial Automobile. Commercial automobile insurance provides third-party bodily injury and property damage coverage and first-party property damage coverage against losses resulting from the ownership, maintenance or use of automobiles and trucks in connection with an insured’s business.

•	General Liability. General liability insurance provides coverage for third-party bodily injury and property damage claims arising from accidents occurring on the insured’s premises or from their general business operations.

•	Umbrella. Umbrella insurance provides coverage for third-party liability claims where the loss amount exceeds coverage limits provided by the insured’s underlying general liability and commercial automobile policies.

•	Commercial Property. Commercial property insurance provides first-party coverage for the insured’s real property, business personal property, and business interruption losses caused by fire, wind, hail, water damage, theft, vandalism and other insured perils.

•	Commercial Multi-peril. Commercial multi-peril insurance provides a combination of property and liability coverage that can include commercial automobile coverage on a single policy.

•	Business Owners. Business owners insurance provides a package coverage designed for small- to medium-sized businesses with homogeneous risk profiles. Coverage includes general liability, commercial property and commercial automobile.
Our HGA Operating Unit markets its property/casualty insurance products through approximately 165 independent agencies operating in its target markets as of June 30, 2006. Our HGA Operating Unit applies a strict agent selection process and seeks to provide its independent agents some degree of non-contractual geographic exclusivity. Our HGA Operating Unit also strives to provide its independent agents with convenient access to product information and personalized service. As a result, our HGA Operating Unit has historically maintained excellent relationships with its producing agents, as evidenced by the 19-year average tenure of the 25 agency groups which each produced more than $1.0 million in premium during the year ended December 31, 2005. During 2005, the top ten agency groups produced 35%, and no individual agency group produced more than 8%, of the total premium volume of our HGA Operating Unit.
Our HGA Operating Unit writes most risks on a package basis using a commercial multi-peril policy or a business owner’s policy. Umbrella policies are written only when our HGA Operating Unit also writes the insured’s underlying general liability and commercial automobile coverage. Through December 31, 2005, our HGA Operating Unit marketed policies on behalf of Clarendon, a third-party insurer. On July 1, 2005, our HGA Operating Unit began marketing new policies for AHIC and presently markets all new and renewal policies exclusively for AHIC. Our HGA Operating Unit earns a commission based on a percentage of the earned premium it previously produced for Clarendon. The commission percentage is determined by the underwriting results of the policies produced. ECM receives a claim servicing fee based on a percentage of the earned premium produced, with a portion deferred for casualty claims.
All of the commercial policies written by our HGA Operating Unit are for a term of 12 months. If the insured is unable or unwilling to pay for the entire premium in advance, we provide an installment payment plan that allows the insured to pay 20% down and the remaining payments over eight months. We charge a flat $7.50 installment fee per payment for the installment payment plan.
TGA Operating Unit
Our TGA Operating Unit markets, underwrites, finances and services commercial lines insurance in Texas, Louisiana and Oklahoma with a particular emphasis on commercial automobile and general liability risks produced on an excess and surplus lines basis. Excess and surplus lines insurance provides coverage for difficult to place risks that do not fit the underwriting criteria of insurers operating in the standard market. Our TGA Operating Unit also markets, underwrites and services personal lines insurance in Texas. The subsidiaries comprising our TGA Operating Unit include Texas General Agency, which is a regional managing general agency, TGASRI, which brokers mobile home insurance, and PAAC, which provides premium financing for policies marketed by Texas General Agency.

Our TGA Operating Unit focuses on small- to medium-sized commercial businesses that do not meet the underwriting requirements of traditional standard insurers due to issues such as loss history, number of years in business, minimum premium size and types of business operation. During 2005, commercial automobile and general liability insurance accounted for approximately 90% of the premiums written by the subsidiaries now comprising the TGA Operating Unit. Target risks for commercial automobile insurance are small-to medium-sized businesses with ten or fewer vehicles, including artisan contractors, local light- to medium-service vehicles and retail delivery vehicles. Target risks for general liability are small business risk exposures including artisan contractors, sales and service organizations, and building and premiums exposures. During 2005, the remaining premiums produced by the subsidiaries now comprising the TGA Operating Unit were approximately evenly divided among commercial property, dwelling fire, homeowners and non-standard personal automobile coverages. The products offered by our TGA Operating Unit include the following:

•	Commercial Automobile. Commercial automobile insurance provides third-party bodily injury and property damage coverage and first-party property damage coverage against losses resulting from the ownership, maintenance or use of automobiles and trucks in connection with an insured’s business.

•	General Liability. General liability insurance provides coverage for third-party bodily injury and property damage claims arising from accidents occurring on the insured’s premises or from their general business operations.

•	Commercial Property. Commercial property insurance provides first-party coverage for the insured’s real property, business personal property, theft and business interruption losses caused by fire, wind, hail, water damage, theft, vandalism and other insured perils. Windstorm, hurricane and hail are excluded in coastal areas.

•	Dwelling Fire. Dwelling fire insurance provides first-party coverage for the insured’s real and personal property caused by fire, wind, hail, water damage, vandalism and other insured perils. Windstorm, hurricane and hail are excluded in coastal areas.

•	Homeowners. Homeowners insurance provides a combination of property and liability coverage including theft and loss of use on a single policy. Windstorm, hurricane and hail are excluded in coastal areas.

•	Non-standard Personal Automobile. Non-standard personal automobile insurance provides coverage primarily at the minimum limits required by law for automobile liability exposures, including bodily injury and property damage, arising from accidents involving the insured, as well as collision and comprehensive coverage for physical damage exposure to the insured vehicle as a result of an accident with another vehicle or object or as a result of causes other than collision such as vandalism, theft, wind, hail or water.
Our TGA Operating Unit produces business through a network of 36 general agents with 57 offices in three states, as well as through approximately 825 retail agents in Texas as of June 30, 2006. Our TGA Operating Unit strives to simplify the placement of its excess and surplus lines policies by providing prompt quotes and signature-ready applications to its independent agents. During 2005, general agents accounted for 76% of total premiums produced by the subsidiaries now comprising the TGA Operating Unit, with the remaining 24% being produced by retail agents. During 2005, the top ten general agents produced 47%, and no general agent produced more than 11%, of the total premium volume of the subsidiaries now comprising our TGA Operating Unit. During the same period, the top ten retail agents produced 4%, and no retail agent produced more than 1% of the total premium volume of the subsidiaries now comprising our TGA Operating Unit.

All business is currently produced under a fronting agreement with member companies of the Republic Insurance Group (“Republic”) which grants us the authority to develop underwriting programs, set rates, appoint retail and general agents, underwrite risks, issue policies and adjust and pay claims. AHIC presently assumes 50% of the premium written under this fronting agreement pursuant to a reinsurance agreement with Republic which expires on December 31, 2008. Under these arrangements, AHIC may assume a maximum of 50% of the written premium produced in 2006, a maximum of 60% of the written premium produced in 2007 and a maximum of 70% of the written premium produced in 2008. Commission revenue is also generated under the fronting agreement on the portion of premiums not assumed by AHIC. An additional commission may be earned if certain loss ratio targets are met. Additional revenue is generated from fully earned policy fees and installment billing fees charged on the non-standard personal automobile, dwelling fire and homeowners policies.
The majority of our commercial policies are written for a term of 12 months. Exceptions include a few commercial automobile policies that are written for a term that coincides with the annual harvest of crops and special event general liability policies that are written for the term of the event, which is generally one to two days. Non-standard personal automobile policies are written on a monthly or semiannual term. Homeowners and dwelling fire policies are written for a term of 12 months. Personal lines policies are all billed in monthly installments. Commercial lines policies are paid in full up front or financed with various premium finance companies, including PAAC.
Phoenix Operating Unit
Our Phoenix Operating Unit markets and services non-standard personal automobile policies in Texas, New Mexico, Arizona, Oklahoma and Idaho. We conduct this business under the name Phoenix General Agency. Phoenix General Agency provides management, policy and claims administration services to PIIC and includes the operations of American Hallmark General Agency, Inc. and Hallmark Claims Services, Inc. Our non-standard personal automobile insurance generally provides for the minimum limits of liability coverage mandated by state laws to drivers who find it difficult to purchase automobile insurance from standard carriers as a result of various factors, including driving record, vehicle, age, claims history, or limited financial resources. Products offered by our Phoenix Operating Unit include the following:

•	Personal Automobile Liability. Personal automobile liability insurance provides coverage primarily at the minimum limits required by law for automobile liability exposures, including bodily injury and property damage, arising from accidents involving the insured.

•	Personal Automobile Physical Damage. Personal automobile physical damage insurance provides collision and comprehensive coverage for physical damage exposure to the insured vehicle as a result of an accident with another vehicle or object or as a result of causes other than collision such as vandalism, theft, wind, hail or water.
Our Phoenix Operating Unit markets its non-standard personal automobile policies through approximately 920 independent agents operating in its target geographic markets as of June 30, 2006. Subject to certain criteria, our Phoenix Operating Unit seeks to maximize the number of agents appointed in each geographic area in order to more effectively penetrate its highly competitive markets. However, our Phoenix Operating Unit periodically evaluates its independent agents and discontinues the appointment of agents whose production history does not satisfy certain standards. During the year ended December 31, 2005, the top ten independent agency groups produced 26%, and no individual agency group produced more than 4%, of the total premium volume of the Phoenix Operating Unit.
During 2005, personal automobile liability coverage accounted for 81% and personal automobile physical damage coverage accounted for 19% of the total premiums produced by our Phoenix Operating Unit.

Phoenix General Agency currently offers one-, two-, three-, six- and 12-month policies. Our typical non-standard personal automobile customer is unable or unwilling to pay a full or half year’s premium in advance. Accordingly, we currently offer a direct bill program where the premiums are directly billed to the insured on a monthly basis. We charge an installment fee between $3.00 and $9.00 per payment under the direct bill program.
Our Phoenix Operating Unit markets non-standard personal automobile policies in Arizona, New Mexico, Oklahoma and Idaho directly for PIIC. In Texas, our Phoenix Operating Unit markets non-standard personal automobile policies both through reinsurance arrangements with unaffiliated companies and, since the fourth quarter of 2005, directly for PIIC. Since October 1, 2003, we have provided non-standard personal automobile coverage in Texas through a reinsurance arrangement with Old American County Mutual Fire Insurance Company (“OACM”). Prior to October 1, 2003, we provided non-standard personal automobile insurance in Texas through a reinsurance arrangement with State & County Mutual Fire Insurance Company (“State & County”). Phoenix General Agency holds a managing general agency appointment from OACM to manage the sale and servicing of OACM policies. Effective October 1, 2004, AHIC reinsures 100% of the OACM policies produced by Phoenix General Agency under these reinsurance arrangements. Prior to October 1, 2004, AHIC reinsured 45% of the OACM policies produced by Phoenix General Agency.
Aerospace Operating Unit
Our Aerospace Operating Unit markets, underwrites and services general aviation property/casualty insurance in 48 states. The subsidiaries comprising the Aerospace Operating Unit include Aerospace Insurance Managers, which markets standard aviation coverages, ASRI, which markets excess and surplus lines aviation coverages, and ACMG, which handles claims management. Aerospace Insurance Managers is one of only a few similar entities in the U.S. and has focused on developing a well-defined niche centering on transitional pilots, older aircraft and small airports and aviation-related businesses. Products offered by our Aerospace Operating Unit include the following:

•	Aircraft. Aircraft insurance provides third-party bodily injury and property damage coverage and first-party hull damage coverage against losses resulting from the ownership, maintenance or use of aircraft.

•	Airport Liability. Airport liability insurance provides coverage for third-party bodily injury and property damage claims arising from accidents occurring on airport premises or from their operations.
Our Aerospace Operating Unit generates its business through approximately 215 aviation specialty brokers as of June 30, 2006. These specialty brokers submit to Aerospace Insurance Managers requests for aviation insurance quotations received from the states in which we operate and our Aerospace Operating Unit selectively determines the risks fitting its target niche for which it will prepare a quote. During 2005, the top ten brokers produced 46% of the total premium volume of our Aerospace Operating Unit. During this period, the largest broker produced 15% and no other broker produced more than 6%, of the total premium volume of our Aerospace Operating Unit.
Our Aerospace Operating Unit independently develops, underwrites and prices each coverage written. We target pilots who may lack experience in the type of aircraft they have acquired or are transitioning between types of aircraft. We also target pilots who may be over the age limits of other insurers. We do not accept aircraft that are used for hazardous purposes such as crop dusting or aerial acrobatics. We do not write coverage for lighter-than-air craft. Liability limits are controlled, with over 95% of the business bearing per-occurrence limits of $1,000,000 and per-person limits of $100,000. As of March 31, 2006, the average insured aircraft hull value was $107,000.

Prior to July 1, 2006, our Aerospace Operating Unit produced policies for American National Property & Casualty Insurance Company under a reinsurance program which ceded 100% of the business to several European reinsurers. Under this arrangement, revenue is generated primarily from commissions based on written premiums net of cancellations and endorsement return premiums. An additional commission may be earned based upon the profitability of the business to the reinsurers. Beginning July 1, 2006, we began issuing policies written by PIIC in the 27 states in which PIIC was licensed for aviation insurance products. We intend to continue to migrate the business produced by the Aerospace Operating Unit into PIIC as it acquires additional licenses for aviation, and expect to complete this process by early 2008.
Our Competitive Strengths
We believe that we enjoy the following competitive strengths:

•	Specialized Market Knowledge and Underwriting Expertise. All of our operating units possess extensive knowledge of the specialty and niche markets in which they operate, which we believe allows them to effectively structure and market their property/casualty insurance products. Our Phoenix Operating Unit has a thorough understanding of the unique characteristics of the non-standard personal automobile market. Our HGA Operating Unit has significant underwriting experience in its target markets for standard commercial property/casualty insurance products. In addition, our TGA Operating Unit and Aerospace Operating Unit have developed specialized underwriting expertise which enhances their ability to profitably underwrite non-standard property/casualty insurance coverages.

•	Tailored Market Strategies. Each of our operating units has developed its own customized strategy for penetrating the specialty or niche markets in which it operates. These strategies include distinctive product structuring, marketing, distribution, underwriting and servicing approaches by each operating unit. As a result, we are able to structure our property/casualty insurance products to serve the unique risk and coverage needs of our insureds. We believe that these market-specific strategies enable us to provide policies tailored to the target customer which are appropriately priced and fit our risk profile.

•	Superior Agent and Customer Service. We believe that performing the underwriting, billing, customer service and claims management functions at the operating unit level allows us to provide superior service to both our independent agents and insured customers. The easy-to-use interfaces and responsiveness of our operating units enhance their relationships with the independent agents who sell our policies. We also believe that our consistency in offering our insurance products through hard and soft markets helps to build and maintain the loyalty of our independent agents. Our customized products, flexible payment plans and prompt claims processing are similarly beneficial to our insureds.

•	Market Diversification. We believe that operating in various specialty and niche segments of the property/casualty insurance market diversifies both our revenues and our risks. We also believe our operating units generally operate on different market cycles, producing more earnings stability than if we focused entirely on one product. As a result of the pooling arrangement among our insurance company subsidiaries, we are able to allocate our capital among these various specialty and niche markets in response to market conditions and expansion opportunities. We believe that this market diversification reduces our risk profile and enhances our profitability.

•	Experienced Management Team. Hallmark’s senior management has an average of over 20 years of insurance experience. In addition, our operating units have strong management teams, with an average of more than 25 years of insurance experience for the heads of our operating units and an average of more than 15 years of underwriting experience for our underwriters. Our management has significant experience in all aspects of property/casualty insurance, including underwriting, claims management, actuarial analysis, reinsurance and regulatory compliance. In addition, Hallmark’s senior management has a strong track record of acquiring businesses that expand our product offerings and improve our profitability profile.

Our Strategy
We are striving to become a leading diversified property/casualty insurance group offering products in specialty and niche markets through the following strategies:

•	Focusing on Underwriting Discipline and Operational Efficiency. We seek to consistently generate an underwriting profit on the business we write in hard and soft markets. Our operating units have a strong track record of underwriting discipline and operational efficiency which we seek to continue. We believe that in soft markets our competitors often offer policies at a low or negative underwriting profit in order to maintain or increase their premium volume and market share. In contrast, we seek to write business based on its profitability rather than focusing solely on premium production. To that end, we provide financial incentives to many of our underwriters and independent agents based on underwriting profitability.

•	Increasing the Retention of Business Written by Our Operating Units. Our operating units have a strong track record of writing profitable business in their target markets. Historically, the majority of those premiums were retained by unaffiliated insurers. During 2005, we increased the capital of our insurance company subsidiaries which has enabled us to retain significantly more of the premiums our operating units produce. We expect to continue to increase the portion of our premium production retained by our insurance company subsidiaries. We believe that the underwriting profit earned from this newly retained business will drive our profitability growth in the near-term.

•	Achieving Organic Growth in Our Existing Business Lines. We believe that we can achieve organic growth in our existing business lines by consistently providing our insurance products through market cycles, expanding geographically, expanding our agency relationships and further penetrating our existing customer base. We believe that our extensive market knowledge and strong agency relationships position us to compete effectively in our various specialty and niche markets. We also believe there is a significant opportunity to expand some of our existing business lines into new geographical areas and through new agency relationships while maintaining our underwriting discipline and operational efficiency. In addition, we believe there is an opportunity for some of our operating units to further penetrate their existing customer bases with additional products offered by other operating units.

•	Pursuing Selected, Opportunistic Acquisitions. We seek to opportunistically acquire insurance organizations that operate in specialty or niche property/casualty insurance markets that are complementary to our existing operations. We seek to acquire companies with experienced management teams, stable loss results and strong track records of underwriting profitability and operational efficiency. Where appropriate, we intend to ultimately retain profitable business produced by the acquired companies that would otherwise be retained by unaffiliated insurers. Our management has significant experience in evaluating potential acquisition targets, structuring transactions to ensure continued success and integrating acquired companies into our operational structure.

Distribution
We market our property/casualty insurance products solely through independent general agents, retail agents and specialty brokers. Therefore, our relationships with independent agents and brokers are critical to our ability to identify, attract and retain profitable business. Each of our operating units has developed its own tailored approach to establishing and maintaining its relationships with these independent distributors of our products. These strategies focus on providing excellent service to our agents and brokers, maintaining a consistent presence in our target niche and specialty markets through hard and soft market cycles and fairly compensating the agents and brokers who market our products. Our operating units also regularly evaluate independent general and retail agents based on the underwriting profitability of the business they produce and their performance in relation to our objectives.
Except for our Aerospace Operating Unit, the distribution of property/casualty insurance products by our operating units is geographically concentrated. For the three months ended March 31, 2006, five states accounted for 95.1% of the gross premiums retained by our insurance subsidiaries. The following table reflects the geographic distribution of our insured risks, as represented by direct and assumed premiums written by our operating units for the three months ended March 31, 2006:

	Direct and Assumed Premiums Written

	HGA	TGA	Phoenix	Aerospace
	Operating	Operating	Operating	Operating		Percent of
State	Unit	Unit	Unit	Unit	Total	Total

	(dollars in thousands)
	(unaudited)
Texas	$5,721	$12,075	$5,948	$16	$23,760	49.8%
Oregon	8,614	—	—	2	8,616	18.0
New Mexico	4,030	—	2,223	1	6,254	13.1
Idaho	3,845	—	44	1	3,890	8.1
Arizona	—	—	2,883	5	2,888	6.1
All other states	1,254	974	—	99	2,327	4.9

Total gross premiums written	$23,464	$13,049	$11,098	$124	$47,735

Percent of total	49.2%	27.3%	23.2%	0.3%	100.0%
Underwriting
The underwriting process employed by our operating units involves securing an adequate level of underwriting information, identifying and evaluating risk exposures and then pricing the risks we choose to accept. Each of our operating units offering commercial or aviation insurance products employs its own underwriters with in-depth knowledge of the specific niche and specialty markets targeted by that operating unit. We employ a disciplined underwriting approach that seeks to provide policies appropriately tailored to the specified risks and to adopt pricing structures that will be supported in the applicable market. Our experienced commercial and aviation underwriters have developed underwriting principles and processes appropriate to the coverages offered by their respective operating units.
We believe that managing the underwriting process through our operating units capitalizes on the knowledge and expertise of their personnel in specific markets and results in better underwriting decisions. All of our underwriters have established limits of underwriting authority based on their level of experience. We also provide financial incentives to many of our underwriters based on underwriting profitability.
To better diversify our revenue sources and manage our risk, we seek to maintain an appropriate business mix among our operating units. At the beginning of each year, we establish a target net loss ratio for each operating unit. We then monitor the actual net loss ratio on a monthly basis. If any line of business fails to meet its target net loss ratio, we seek input from our underwriting, actuarial and claims management personnel to develop a corrective action plan. Depending on the particular circumstances, that plan may involve tightening underwriting guidelines, increasing rates, modifying product structure, re-evaluating independent agency relationships or discontinuing unprofitable coverages or classes of risk.
An insurance company’s underwriting performance is traditionally measured by its statutory loss and loss adjustment expense ratio, its statutory expense ratio and its statutory combined ratio. The statutory loss and loss adjustment expense ratio, which is calculated as the ratio of net losses and loss adjustment expenses incurred to net premiums earned, helps to assess the adequacy of the insurer’s rates, the propriety of its underwriting guidelines and the performance of its claims department. The statutory expense ratio, which is calculated as the ratio of underwriting and operating expenses to net premiums written, assists in measuring the insurer’s cost of processing and managing the business. The statutory combined ratio, which is the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio, is indicative of the overall profitability of an insurer’s underwriting activities, with a combined ratio of less than 100% indicating profitable underwriting results.
The following table shows, for the periods indicated, (i) our gross premiums written; and (ii) our underwriting results as measured by the net statutory loss and loss adjustment expense ratio, the statutory expense ratio, and the statutory combined ratio:

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(dollars in thousands)
	(unaudited)
Gross premiums written	$47,735	$10,634	$89,467	$33,389	$43,338

Statutory loss & LAE ratio	61.1%	62.7%	60.3%	60.5%	72.5%
Statutory expense ratio	29.3	30.0	32.8	28.3	28.6

Statutory combined ratio	90.4%	92.7%	93.1%	88.8%	101.1%

Our GSIC insurance company subsidiary was acquired effective January 1, 2006 and, therefore, is not included in the year-end statutory ratios. These statutory ratios do not reflect the deferral of policy acquisition costs, investment income, premium finance revenues, or the elimination of inter-company transactions required by U.S. generally accepted accounting principles. The increase in the statutory expense ratio in 2005 was driven primarily by the assumption of commercial premiums from Clarendon. The decrease in the statutory loss and loss adjustment expense ratio from 2003 to 2004 was due largely to favorable loss development in prior accident years as well as the settlement of a PIIC bad faith claim in 2003.
Under Texas Department of Insurance and Arizona Department of Insurance guidelines, property/casualty insurance companies are expected to maintain a premium-to-surplus percentage of not more than 300%. The premium-to-surplus percentage measures the relationship between net premiums written in a given period (premiums written, less returned premiums and reinsurance ceded to other carriers) to policyholders surplus (admitted assets less liabilities), determined on the basis of statutory accounting practices prescribed or permitted by insurance regulatory authorities. For the years ended December 31, 2005, 2004, and 2003, AHIC’s statutory premium-to-surplus percentages were 94%, 121%, and 150%, respectively. PIIC’s statutory premium-to-surplus percentages were 79%, 139% and 210% for the years ended December 31, 2005, 2004 and 2003, respectively. These declining premium-to-surplus percentages reflect added underwriting capacity attributable to the increased surplus from profitable operations and our 2005 capital plan.
Claims Management and Administration
We believe that effective claims management is critical to our success and that our claims management process is cost-effective, delivers the appropriate level of claims service and produces superior claims results. Our claims management philosophy emphasizes the delivery of courteous, prompt and effective claims handling and embraces responsiveness to policyholders and agents. Our claims strategy focuses on thorough investigation, timely evaluation and fair settlement of covered claims while consistently maintaining appropriate case reserves. We seek to compress the cycle time of claim resolution in order to control both loss and claims handling cost. We also strive to control legal expenses by negotiating competitive rates with defense counsel and vendors, establishing litigation budgets and monitoring invoices.
Each of our operating units uses its own staff of specialized claims personnel to manage and administer claims arising under policies produced through their respective operations. The claims process is managed through a combination of experienced claims managers, seasoned claims supervisors, trained staff adjusters and independent adjustment or appraisal services, when appropriate. All adjusters are licensed in those jurisdictions for which they handle claims that require licensing. Limits on settlement authority are established for each claims supervisor and staff adjuster based on their level of experience. Independent adjusters have no claims settlement authority. Claims exposures are periodically and systematically reviewed by claims supervisors and managers as a method of quality and loss control. Large loss exposures are reviewed at least quarterly with senior management of the operating unit and monitored by Hallmark’s senior management.
Claims personnel receive in-house training and are required to attend various continuing education courses pertaining to topics such as best practices, fraud awareness, legal environment, legislative changes and litigation management. Depending on the criteria of each operating unit, our claims adjusters are assigned a variety of claims to enhance their knowledge and ensure their continued development in efficiently handling claims. As of March 31, 2006, our operating units had a total of 45 claims managers, supervisors and adjusters with an average of over 18 years experience.
Analysis of Losses and LAE
Our consolidated financial statements include an estimated reserve for unpaid losses and loss adjustment expenses. We estimate our reserve for unpaid losses and loss adjustment expenses by using case-basis evaluations and statistical projections, which include inferences from both losses paid and losses incurred. We also use recent historical cost data and periodic reviews of underwriting standards and claims management practices to modify the statistical projections. We give consideration to the impact of inflation in determining our loss reserves, but do not discount reserve balances.
The amount of reserves represents our estimate of the ultimate net cost of all unpaid losses and loss adjustment expenses incurred. These estimates are subject to the effect of trends in claim severity and frequency. We regularly review the estimates and adjust them as claims experience develops and new information becomes known. Such adjustments are included in current operations, including increases and decreases, net of reinsurance, in the estimate of ultimate liabilities for insured events of prior years.

Changes in loss development patterns and claims payments can significantly affect the ability of insurers to estimate reserves for unpaid losses and related expenses. We seek to continually improve our loss estimation process by refining our ability to analyze loss development patterns, claims payments and other information within a legal and regulatory environment which affects development of ultimate liabilities. Future changes in estimates of claims costs may adversely affect future period operating results. However, such effects cannot be reasonably estimated currently.
Reconciliation of Reserve for Unpaid Losses and LAE. The following table provides a reconciliation of our beginning and ending reserve balances on a net-of-reinsurance basis for the years ended December 31, 2005, 2004 and 2003, to the gross-of-reinsurance amounts reported in our balance sheet at December 31, 2005, 2004 and 2003:

	As of and for the Year Ended
	December 31,

	2005	2004	2003

	(in thousands)
Reserve for unpaid losses and LAE, net of reinsurance recoverables, January 1	$17,700	$21,197	$8,411
Acquisition of PIIC January 1, 2003	—	—	10,338
Provision for losses and LAE for claims occurring in the current period	36,184	20,331	29,724
Increase (decrease) in reserve for unpaid losses and LAE for claims occurring in prior periods	(2,400)	(1,194)	464
Payments for losses and LAE, net of reinsurance:
Current period	(17,414)	(10,417)	(21,895)
Prior periods	(8,073)	(12,217)	(5,845)

Reserve for unpaid losses and LAE at December 31, net of reinsurance recoverable	25,997	17,700	21,197
Reinsurance recoverable on unpaid losses and LAE at December 31	324	1,948	7,259

Reserve for unpaid losses and LAE at December 31, gross of reinsurance	$26,321	$19,648	$28,456

The $2.4 million and $1.2 million favorable development in prior accident years recognized in 2005 and 2004, respectively, represent normal changes in actuarial estimates. The 2003 provision for losses and loss adjustment expenses for claims occurring in the current period includes a $2.1 million settlement of a bad faith claim, net of reinsurance, and adverse development primarily related to newly acquired business.
SAP/ GAAP Reserve Reconciliation. The differences between the reserves for unpaid losses and loss adjustment expenses reported in our consolidated financial statements prepared in accordance with generally accepted accounting principles and those reported in our annual statements filed with the

Texas Department of Insurance and the Arizona Department of Insurance in accordance with statutory accounting practices as of December 31, 2005 and 2004 are summarized below:

	As of December 31,

	2005	2004

	(in thousands)
Reserve for unpaid losses and LAE on a SAP basis (net of reinsurance recoverables on unpaid losses)	$24,580	$16,416
Loss reserve discount from the PIIC acquisition	(35)	(80)
Unamortized risk premium reserve discount from the PIIC acquisition	49	114
Estimated future unallocated LAE reserve for claims service subsidiaries	1,403	1,250

Reserve for unpaid losses and LAE on a GAAP basis (net of reinsurance recoverables on unpaid losses)	$25,997	$17,700

Analysis of Loss and LAE Reserve Development. The following table shows the development of our loss reserves, net of reinsurance, for years ended December 31, 1995 through 2005. Section A of the table shows the estimated liability for unpaid losses and loss adjustment expenses, net of reinsurance, recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in prior years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported to us. Section B of the table shows the re-estimated amount of the previously recorded liability, based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of claims.
Cumulative Redundancy/ Deficiency (Section C of the table) represents the aggregate change in the estimates over all prior years. Thus, changes in ultimate development estimates are included in operations over a number of years, minimizing the significance of such changes in any one year.

	As of and for the Year Ended December 31,

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	(in thousands)
A. Reserve for Unpaid Losses & LAE, Net of Reinsurance Recoverables	$5,923	$5,096	$4,668	$4,580	$5,409	$7,451	$7,919	$8,411	$21,197	$17,700	$25,997
B. Net Reserve Re-estimated as of:
One year later	5,910	6,227	4,985	4,594	5,506	7,974	8,096	8,875	20,003	15,300
Two years later	6,086	6,162	4,954	4,464	5,277	7,863	8,620	8,881	19,065
Three years later	6,050	6,117	4,884	4,225	5,216	7,773	8,856	8,508
Four years later	6,024	6,070	4,757	4,179	5,095	7,901	8,860
Five years later	6,099	5,954	4,732	4,111	5,028	7,997
Six years later	6,044	5,928	4,687	4,101	5,153
Seven years later	6,038	5,900	4,695	4,209
Eight years later	6,029	5,902	4,675
Nine years later	6,035	5,881
Ten years later	6,035
C. Net Cumulative Redundancy (Deficiency)	(112)	(785)	(7)	371	256	(546)	(941)	(97)	2,132	2,400
D. Cumulative Amount of Claims Paid, Net of Reinsurance Recoveries, through:
One year later	3,783	4,326	3,326	2,791	3,229	5,377	5,691	5,845	12,217	8,073
Two years later	5,447	5,528	4,287	3,476	4,436	7,070	7,905	7,663	15,814
Three years later	5,856	5,860	4,387	3,911	4,909	7,584	8,603	8,228
Four years later	5,933	5,699	4,571	4,002	5,014	7,810	8,798
Five years later	6,018	5,818	4,618	4,051	4,966	7,960
Six years later	6,018	5,853	4,643	4,061	5,116
Seven years later	6,029	5,860	4,664	4,204
Eight years later	6,029	5,871	4,675
Nine years later	6,035	5,881
Ten years later	6,035

	2005	2004

	(in thousands)
Net Reserve, December 31	$25,997	$17,700
Reinsurance Recoverables	324	1,948

Gross Reserve, December 31	$26,321	$19,648

Net Re-estimated Reserve		$15,300
Re-estimated Reinsurance Recoverable		2,246

Gross Re-estimated Reserve		$17,546

Gross Cumulative Redundancy		$2,102

Reinsurance
We reinsure a portion of the risk we underwrite in order to control our exposure to losses and to protect our capital resources. We cede to reinsurers a portion of these risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Ceded reinsurance involves credit risk and is generally subject to aggregate loss limits. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we are ultimately liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after allowances for uncollectible amounts. We monitor the financial condition of reinsurers on an ongoing basis and review our reinsurance arrangements periodically. Reinsurers are selected based on their financial condition, business practices and the price of their product offerings. Our reinsurance facilities are subject to annual renewals.
For policies originated prior to April 1, 2003, we assumed the reinsurance of 100% of the Texas non-standard personal automobile business produced by our Phoenix Operating Unit and underwritten by State & County and retroceded 55% of the business to Dorinco. Under this arrangement, we remain obligated to policyholders in the event that Dorinco does not meet its obligations under the retrocession agreement. From April 1, 2003 through September 30, 2004, we assumed the reinsurance of 45% of the Texas non-standard personal automobile policies produced by our Phoenix Operating Unit and underwritten either by State & County (for policies written from April 1, 2003 through September 30, 2003) or OACM (for policies written from October 1, 2003 through September 30, 2004). During this period, the remaining 55% of each policy was directly assumed by Dorinco. Under these reinsurance arrangements, we are obligated to policyholders only for the portion of the risk that we assumed. Since October 1, 2004, we have assumed and retained the reinsurance of 100% of the Texas non-standard personal automobile policies produced by our Phoenix Operating Unit and underwritten by OACM.
Under our prior insurance arrangements with Dorinco, we earned ceding commissions based on loss ratio experience on the portion of policies reinsured by Dorinco. We received a provisional commission as policies were produced as an advance against the later determination of the commission actually earned. The provisional commission is adjusted periodically on a sliding scale based on expected loss ratios. As of December 31, 2005 and 2004, the accrued ceding commission payable to Dorinco was $0.4 million and $1.0 million, respectively. This accrual represents the difference between the provisional ceding commission received and the ceding commission earned based on current loss ratios.

The following table presents our gross and net premiums written and earned and reinsurance recoveries for the periods indicated:

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(in thousands)
	(unaudited)
Gross premiums written	$47,735	$10,634	$89,467	$33,389	$43,338
Ceded premiums written	(1,956)	—	(1,215)	(322)	(6,769)

Net premiums written	$45,779	$10,634	$88,252	$33,067	$36,569

Gross premiums earned	$29,831	$10,040	$59,632	$33,058	$57,447
Ceded premiums earned	(1,397)	—	(448)	(613)	(15,472)

Net premiums earned	$28,434	$10,040	$59,184	$32,445	$41,975

Reinsurance recoveries	$776	$(391)	$(492)	$163	$11,071

The following table presents our reinsurance recoverable balances by reinsurer as of the dates indicated:

	Reinsurance Recoverable
			A.M. Best Rating
Reinsurer	March 31, 2006	December 31, 2005	of Reinsurer

	(in thousands)
	(unaudited)
Dorinco Reinsurance Company	$292	$426	A- (Excellent)
GE Reinsurance Corporation	322	10	A (Excellent)
Platinum Underwriters Reinsurance, Inc.	263	8	A (Excellent)
QBE Reinsurance Corp.	669	—	A (Excellent)
Swiss Reinsurance America Corporation	31	—	A+ (Superior)

Total reinsurance recoverable	$1,577	$444

Our insurance company subsidiaries presently retain 100% of the risk associated with all non-standard personal automobile policies marketed by our Phoenix Operating Unit. We currently reinsure the following exposures on business generated by our HGA Operating Unit, our TGA Operating Unit and our Aerospace Operating Unit:

•	Property Catastrophe. Our property catastrophe reinsurance reduces the financial impact a catastrophe could have on our commercial property insurance lines. Catastrophes might include multiple claims and policyholders. Catastrophes include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Our property catastrophe reinsurance is excess-of-loss reinsurance, which provides us reinsurance coverage for losses in excess of an agreed-upon amount. We utilize catastrophe models to assist in determining appropriate retention and limits to purchase. The terms of our property catastrophe reinsurance, effective July 1, 2006, are:

–	we retain the first $1.0 million of property catastrophe losses; and

–	our reinsurers reimburse us 100% for each $1.00 of loss in excess of our $1.0 million retention up to $20.0 million for each catastrophic occurrence, subject to a maximum of two events for the contractual term.

•	Commercial Property. Our commercial property reinsurance is excess-of-loss coverage intended to reduce the financial impact a single-event or catastrophic loss may have on our results. The terms of our commercial property reinsurance, effective July 1, 2006, are:

–	we retain the first $500,000 of loss for each commercial property risk;

–	our reinsurers reimburse us for the next $4.5 million for each commercial property risk; and

–	individual risk facultative reinsurance is purchased on any commercial property with limits above $5.0 million.

•	Commercial Umbrella. Our commercial umbrella reinsurance reduces the financial impact of losses in this line of business. Our commercial umbrella reinsurance is quota-share reinsurance, in which the reinsurers share a proportional amount of the premiums and losses. Under our current commercial umbrella reinsurance, effective July 1, 2006, we retain 10% of the premiums and losses and cede 90% to our reinsurers.

•	Commercial Casualty. Our commercial casualty reinsurance is excess-of-loss coverage intended to reduce the financial impact a single-event loss may have on our results. We have separate commercial casualty reinsurance policies for the business written by our HGA Operating Unit and our TGA Operating Unit. The terms of our commercial casualty reinsurance for our HGA Operating Unit, effective July 1, 2006, are:

–	we retain the first $500,000 of any commercial liability loss, including commercial automobile liability; and

–	our reinsurers reimburse us for the next $500,000 for each commercial liability loss, including commercial automobile liability.

The terms of our commercial casualty reinsurance for our TGA Operating Unit, effective January 1, 2006, are:

–	we retain the first $250,000 of any commercial liability loss, including commercial automobile liability; and

–	our reinsurers reimburse us for the next $250,000 for each commercial liability loss, including commercial automobile liability.

•	Aviation. We purchase reinsurance specific to the aviation risks underwritten by our Aerospace Operating Unit. This reinsurance provides aircraft hull and liability coverage and airport liability coverage on a per occurrence basis on the following terms:

–	we retain the first $350,000 of each aircraft hull or liability loss or airport liability loss;

–	our reinsurers reimburse us for the next $1.15 million of each aircraft hull or liability loss and for the next $650,000 of each airport liability loss; and

–	our reinsurers provide additional reimbursement of $4.0 million for each airport liability loss.

Investment Portfolio
Our investment objective is to maximize current yield while maintaining safety of capital together with sufficient liquidity for ongoing insurance operations. Our investment portfolio is composed of fixed-income and equity securities. As of March 31, 2006, we had total invested assets of $134.6 million, of which $32.6 million was classified as restricted investments. If market rates were to increase by 1%, the fair value of our fixed-income securities as of March 31, 2006 would decrease by approximately $4.4 million. The following table shows the market values of various categories of fixed-income securities, the percentage of the total market value of our invested assets represented by each category and the tax equivalent book yield based on market value of each category of invested assets as of the dates indicated:

	As of March 31, 2006			As of December 31, 2005

	Market	Percent of		Market	Percent of
Category	Value	Total	Yield	Value	Total	Yield

	(dollars in thousands)
	(unaudited)
Corporate bonds	$53,360	41.1%	6.4%	$54,434	62.4%	6.4%
Municipal bonds	46,971	36.2	3.7	28,646	32.8	4.9
U.S. Treasury bonds	29,445	22.7	4.2	4,178	4.8	4.0
Mortgage-backed securities	12	0.0	6.8	14	0.0	6.7

Total	$129,788	100.0%	4.9%	$87,272	100.0%	5.8%

The average credit rating for our fixed-income portfolio, using ratings assigned by Standard and Poor’s Rating Services (a division of the McGraw-Hill Companies, Inc.), was “AA” at March 31, 2006. The following table shows the ratings distribution of our fixed-income portfolio by Standard and Poor’s rating as a percentage of total market value as of the dates indicated:

	As of	As of
Rating	March 31, 2006	December 31, 2005

	(unaudited)
“AAA”	56.7%	36.2%
“AA”	6.8	8.2
“A”	7.5	11.9
“BBB”	13.2	20.2
“BB”	12.8	19.1
“B”	0.8	1.1
“CCC”	2.2	3.3

Total	100.0%	100.0%

The following table shows the composition of our fixed-income portfolio by remaining time to maturity as of the dates indicated. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date.

	As of March 31, 2006		As of December 31, 2005

		Percentage of		Percentage of
		Total Market		Total Market
Remaining time to maturity	Market Value	Value	Market Value	Value

	(dollars in thousands)
	(unaudited)
Less than one year	$30,090	23.2%	$12,877	14.7%
One to five years	52,596	40.5	27,810	31.9
Five to ten years	43,754	33.7	43,370	49.7
More than ten years	3,336	2.6	3,201	3.7
Mortgage-backed securities	12	0.0	14	0.0

Total	$129,788	100.0%	$87,272	100.0%

Our investment strategy is to conservatively manage our investment portfolio by investing primarily in readily marketable, investment-grade fixed-income securities. As of March 31, 2006, 3.4% of our investment portfolio was invested in equity securities. Our investment portfolio is managed internally. We regularly review our portfolio for declines in value. If a decline in value is deemed temporary, we record the decline as an unrealized loss in other comprehensive income on our consolidated statement of income and accumulated other comprehensive income on our consolidated balance sheet. If the decline is deemed other than temporary, we write down the carrying value of the investment and record a realized loss in our consolidated statements of income. As of March 31, 2006, we had a net unrealized loss of $1.5 million on our invested assets. There were no other than temporary declines in the fair value of our securities at March 31, 2006. The following table details the net unrealized loss balance by invested asset category as of March 31, 2006:

Net Unrealized
Category	Loss Balance

(in thousands)
(unaudited)
Corporate bonds	$945
Municipal bonds	253
Equity securities	175
U.S. Treasury securities	158

Total	$1,531

As part of our overall investment strategy, we also maintain an integrated cash management system utilizing on-line banking services and daily overnight investment accounts to maximize investment earnings on all available cash.
Technology
The majority of our technology systems are based on products licensed from insurance-specific technology vendors which have been substantially customized to meet the unique needs of our various operating units. Our technology systems primarily consist of integrated central processing computers, a series of server-based computer networks and various communications systems that allow our branch offices to share systems solutions and communicate to the home office in a timely, secure and consistent manner. We maintain backup facilities and systems through a contract with a leading provider of computer disaster recovery services. Each operating unit bears the information services expenses specific to its operations as well as a portion of the corporate services expenses. Vendor license and service fees are capped per annum and are not directly tied to premium volume or geographic expansion.

We believe the implementation of our various technology systems has increased our efficiency in the processing of our business, resulting in lower operating costs. Additionally, our systems enable us to provide a high level of service to our agents and policyholders by processing our business in a timely and efficient manner, communicating and sharing data with our agents and providing a variety of methods for the payment of premiums. We believe these systems have also improved the accumulation and analysis of information for our management.
Ratings
Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. As of June 5, 2006, A.M. Best pooled its ratings of our three insurance company subsidiaries and assigned a financial strength rating of “A-”(Excellent) and an issuer credit rating of “a-” to each of our individual insurance company subsidiaries and to the pool formed by our insurance company subsidiaries. An “A-” rating is the fourth highest of 15 rating categories used by A.M. Best. In evaluating an insurer’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurer’s financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed at investors or recommendations to buy, sell or hold an insurer’s stock.
Competition
The property/casualty insurance market, our primary source of revenue, is highly competitive and, except for regulatory considerations, has very few barriers to entry. According to A.M. Best, there were 3,120 property/casualty insurance companies and 2,019 property/casualty insurance groups operating in North America as of July 22, 2005. Our HGA Operating Unit competes with a variety of large national standard commercial lines carriers such as The Hartford, Zurich North America, St. Paul Travelers and Safeco, as well as numerous smaller regional companies. The primary competition for our TGA Operating Unit’s excess and surplus lines products includes such carriers as Atlantic Casualty Insurance Company, Colony Insurance Company, Burlington Insurance Company, Penn America Insurance Group and, to a lesser extent, a number of national standard lines carriers such as Zurich North America and The Hartford. Although our Phoenix Operating Unit competes with large national insurers such as Allstate, State Farm and Progressive, as a participant in the non-standard personal automobile marketplace its competition is most directly associated with numerous regional companies and managing general agencies. Our Aerospace Operating Unit considers its primary competitors to be Houston Casualty Corp., Phoenix Aviation, W. Brown & Company and London Aviation Underwriters. Our competitors include entities which have, or are affiliated with entities which have, greater financial and other resources than we have.
Generally, we compete on price, customer service, coverages offered, claims handling, financial stability, agent commission and support, customer recognition and geographic coverage. We compete with companies who use independent agents, captive agent networks, direct marketing channels or a combination thereof.
Our HGA Operating Unit experienced moderate rate pressure in 2005 after three years of double-digit rate growth. However, because our HGA Operating Unit focuses its distribution of standard commercial products in smaller non-urban markets that we believe are less price-sensitive, we were able to keep our overall rate levels relatively flat in 2005. We believe increased rate pressure will continue at least through 2006.

The subsidiaries now comprising our TGA Operating Unit experienced only modest pricing pressure in their core business in 2005. Although the market has softened for larger excess and surplus lines accounts, pricing for the small and medium business risks targeted by our TGA Operating Unit has remained relatively firm.
Our Phoenix Operating Unit competes primarily in the minimum limits non-standard personal automobile market. Underwriters in this market segment maintained moderate pricing discipline during 2005, with a bias toward decreasing rates. We believe this rate pressure will continue at least through 2006.
Our Aerospace Operating Unit competes in the general aviation market among carriers who periodically change their targeted market segments and reduce prices to attract that business. Overall, rates in the subcategories of the general aviation market in which our Aerospace Operating Unit competes remain relatively firm. The approach of our Aerospace Operating Unit is to remain steady in its pricing with selective increases when opportunities arise.
Insurance Regulation
Our insurance operations are regulated by the Texas Department of Insurance, the Arizona Department of Insurance and the Oklahoma Insurance Department. AHIC, PIIC and GSIC are required to file quarterly and annual statements of their financial condition with the Texas Department of Insurance, the Arizona Department of Insurance and the Oklahoma Insurance Department, respectively, prepared in accordance with statutory accounting practices. The financial conditions of AHIC, PIIC and GSIC, including the adequacy of surplus, loss reserves and investments, are subject to review by the insurance department of their respective states of domicile. We do not write the majority of our Texas non-standard personal automobile insurance directly, but assume business written through a county mutual insurance company. Under Texas insurance regulation, premium rates and underwriting guidelines of county mutuals are not subject to the same degree of regulation imposed on standard insurance companies.
Periodic Financial and Market Conduct Examinations. The Texas Department of Insurance, the Arizona Department of Insurance and the Oklahoma Insurance Department have broad authority to enforce insurance laws and regulations through examinations, administrative orders, civil and criminal enforcement proceedings, and suspension or revocation of an insurer’s certificate of authority or an agent’s license. The state insurance departments that have jurisdiction over our insurance company subsidiaries may conduct on-site visits and examinations of the insurance companies’ affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurance companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination, assessment of fines or other penalties against that company. In extreme cases, including actual or pending insolvency, the insurance department may take over, or appoint a receiver to take over, the management or operations of an insurer or an agent’s business or assets.
Guaranty Funds. All insurance companies are subject to assessments for state-administered funds which cover the claims and expenses of insolvent or impaired insurers. The size of the assessment is determined each year by the total claims on the fund that year. Each insurer is assessed a pro rata share based on its direct premiums written in that state. Payments to the fund may be recovered by the insurer through deductions from its premium taxes over a specified period of years.

Transactions Between Insurance Companies and Their Affiliates. Hallmark is also regulated as an insurance holding company by the Texas Department of Insurance, the Arizona Department of Insurance and the Oklahoma Insurance Department. Financial transactions between Hallmark or any of its affiliates and AHIC, PIIC or GSIC are subject to regulation. Transactions between our insurance company subsidiaries and their affiliates generally must be disclosed to state regulators, and prior regulatory approval generally is required before any material or extraordinary transaction may be consummated or any management agreement, services agreement, expense sharing arrangement or other contract providing for the rendering of services on a regular, systematic basis is implemented. State regulators may refuse to approve, or may delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.
Dividends. Dividends and distributions to Hallmark by AHIC, PIIC or GSIC are restricted by the insurance regulations of the respective state in which each insurance company subsidiary is domiciled. As a property/casualty insurance company domiciled in the State of Texas, AHIC is limited in the payment of dividends to the amount of surplus profits arising from its business. In estimating such profits, AHIC must exclude all unexpired risks, all unpaid losses and all other debts due and payable or to become due and payable by AHIC. In addition, AHIC must obtain the approval of the Texas Department of Insurance before the payment of extraordinary dividends which are defined as dividends or distributions of cash or other property the fair market value of which combined with the fair market value of each other dividend or distribution made in the preceding 12 months exceeds the greater of: (1) statutory net income as of the prior December 31st or (2) 10% of statutory policyholders surplus as of the prior December 31st. PIIC, domiciled in Arizona, may pay dividends out of that part of its available surplus funds which is derived from realized net profits on its business. PIIC may not pay extraordinary dividends, which are defined as dividends or distributions of cash or other property the fair market value of which combined with the fair market value of each other dividend or distribution made in the preceding 12 months exceeds the lesser of: (1) or 10% of statutory policyholders surplus as of the prior December 31st or (2) net investment income as of the prior December 31st, without prior written approval from the Arizona Department of Insurance. GSIC, domiciled in Oklahoma, may not pay dividends except out of that part of its available surplus funds which is derived from realized net profits on its business. GSIC may not pay extraordinary dividends, which are defined as dividends or distributions of cash or other property the fair market value of which combined with the fair market value of each other dividend or distribution made in the preceding 12 months exceeds the greater of: (1) 10% of statutory policyholders surplus as of the prior December 31st or (2) statutory net income as of the prior December 31st, not including realized capital gains, without prior written approval from the Oklahoma Insurance Department.
Risk-based Capital Requirements. The National Association of Insurance Commissioners requires property/casualty insurers to file a risk-based capital calculation according to a specified formula. The purpose of the formula is twofold: (1) to assess the adequacy of an insurer’s statutory capital and surplus based upon a variety of factors such as potential risks related to investment portfolio, ceded reinsurance and product mix; and (2) to assist state regulators under the RBC for Insurers Model Act by providing thresholds at which a state commissioner is authorized and expected to take regulatory action. AHIC’s 2005, 2004 and 2003 adjusted capital under the risk-based capital calculation exceeded the minimum requirement by 600%, 412% and 186%, respectively. PIIC’s 2005, 2004 and 2003 adjusted capital under the risk-based capital calculation exceeded the minimum requirement by 365%, 254% and 117%, respectively. GSIC’s 2005, 2004 and 2003 adjusted capital under the risk-based capital calculation exceeded the minimum requirement by 157%, 230% and 141%, respectively.
Required Licensing. Hallmark General Agency, Texas General Agency, Phoenix General Agency and Aerospace Insurance Managers are each subject to and in compliance with the licensing requirements of the department of insurance in each state in which they produce business. These licenses govern, among other things, the types of insurance coverages, agency and claims services and products that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. Generally, each state requires one officer to maintain an agent license. Claims adjusters employed by us are also subject to the licensing requirements of each state in which they conduct business. Each employed claim adjuster either holds or has applied for the required licenses. Our premium finance subsidiaries are subject to licensing, financial reporting and certain financial requirements imposed by the Texas Department of Insurance, as well as regulations promulgated by the Texas Office of Consumer Credit Commissioner.
Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which our subsidiaries operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory and whether our policy forms comply with law. The speed at which we can change our rates depends, in part, on the method by which the applicable state’s rating laws are administered. Generally, state insurance regulators have the authority to disapprove our rates or request changes in our rates.
Restrictions on Cancellation, Non-renewal or Withdrawal. Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. State insurance departments may disapprove a plan that may lead to market disruption.
Investment Restrictions. We are subject to state laws and regulations that require diversification of our investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.
Trade Practices. The manner in which we conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include disseminating false information or advertising; defamation; boycotting, coercion and intimidation; false statements or entries; unfair discrimination; rebating; improper tie-ins with lenders and the extension of credit; failure to maintain proper records; failure to maintain proper complaint handling procedures; and making false statements in connection with insurance applications for the purpose of obtaining a fee, commission or other benefit.
Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Examples of unfair claims practices include:

•	misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•	failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•	failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under insurance policies;

•	failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•	attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•	attempting to settle claims on the basis of an application that was altered without notice to, or knowledge and consent of, the insured;

•	compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

•	refusing to pay claims without conducting a reasonable investigation;

•	making claim payments to an insured without indicating the coverage under which each payment is being made;

•	delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;

•	failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

•	not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.
Employees
As of March 31, 2006, we employed 314 people on a full-time basis. None of our employees are represented by labor unions. We consider our employee relations to be good.
Properties
Our corporate headquarters and HGA Operating Unit are located at 777 Main Street, Suite 1000, Fort Worth, Texas. The suite is located in a high-rise office building and contains approximately 27,808 square feet of space. Effective June 1, 2003, we renegotiated our lease for a period of 97 months to expire June 30, 2011. The rent is currently $32,327 per month.
Our TGA Operating Unit is located at 7411 John Smith, San Antonio, Texas. The suite is located in a high-rise office building and contains approximately 18,904 square feet of space. The rent is currently $27,528 per month pursuant to a lease which expires June 30, 2010. Our TGA Operating Unit also maintains a small branch office in Lubbock, Texas. Rent on this branch office is $900 per month under a lease which expires April 1, 2009.
Our Phoenix Operating Unit is located at 14651 Dallas Parkway, Suite 400, Dallas, Texas. The suite is located in a high-rise office building and contains approximately 25,559 square feet of space. Effective May 5, 2003, we renegotiated this lease for a period of 66 months to expire November 30, 2008. The rent is currently $50,075 per month.

Our Aerospace Operating Unit is located at 14990 Landmark Boulevard, Suite 300, Addison, Texas. The suite is located in a low-rise office building and contains approximately 8,925 square feet of space. The rent is currently $13,387 per month pursuant to a lease which expires September 30, 2010. Our Aerospace Operating Unit also maintains a branch office in a small office park in Glendale, California. Rent on the 1,196 square foot suite is currently $2,332 per month under a lease which expires August 1, 2009.
Legal Proceedings
We are engaged in various legal proceedings which are routine in nature and incidental to our business. None of these proceedings, either individually or in the aggregate, are believed, in our opinion, to have a material adverse effect on our consolidated financial position or our results of operations.

MANAGEMENT
Our executive officers and directors are as follows:

Name	Age	Position(s)

Mark E. Schwarz	45	Executive Chairman and Director
Mark J. Morrison	46	President and Chief Executive Officer
Kevin T. Kasitz	44	Executive Vice President and President of HGA Operating Unit
Donald E. Meyer	50	President of TGA Operating Unit
Brookland F. Davis	42	President of Phoenix Operating Unit
Curtis R. Donnell	68	President of Aerospace Operating Unit
Jeffrey R. Passmore	39	Senior Vice President and Chief Accounting Officer
Scott T. Berlin	36	Director
James H. Graves	57	Director
George R. Manser	75	Director
On August 6, 2006, Mark E. Schwarz vacated the position of Chief Executive Officer to take the newly created position of Executive Chairman and Mark J. Morrison was elected our Chief Executive Officer. Mr. Schwarz continues to serve as an executive of Hallmark as well as chairman of our board of directors. Mr. Morrison remains President of Hallmark, but has relinquished his positions as Chief Operating Officer and Chief Financial Officer. Our current Senior Vice President and Chief Accounting Officer, Jeffrey R. Passmore, has assumed the duties of our principal financial officer.
Each of our directors has been elected for a term expiring at the 2007 annual meeting of our stockholders or until his successor is elected and qualifies. Each of our executive officers serves at the will of our board of directors. No executive officer or director bears any family relationship to any other executive officer or director. No executive officer or director has been involved in any legal proceedings that would be material to an evaluation of our management. All of our directors other than Mark E. Schwarz meet the current independence requirements of the American Stock Exchange, the Nasdaq Global Market and the Securities and Exchange Commission (“SEC”).
Mark E. Schwarz has served as a director of Hallmark since 2001. He also served as Chief Executive Officer of Hallmark from January 2003 until August 2006 and as President from November 2003 through March 2006. Since 1993, Mr. Schwarz has served, directly or indirectly through entities he controls, as the sole general partner of Newcastle Partners, L.P., a private investment firm. Since 2000, he has also served as the President and sole Managing Member of Newcastle Capital Group, L.L.C., the general partner of Newcastle Capital Management, L.P., a private investment management firm. From 1995 until 1999, Mr. Schwarz was also a Vice President of Sandera Capital Management, L.L.C. and, from 1993 until 1996, was a securities analyst and portfolio manager for SCM Advisors, L.L.C., both of which were private investment management firms associated with the Lamar Hunt family. Mr. Schwarz presently serves as chairman of the boards of directors of Pizza Inn, Inc., an operator and franchisor of pizza restaurants; Bell Industries, Inc., a company primarily engaged in providing computer systems integration services; and New Century Equity Holdings Corp., a company in transition that is currently seeking potential acquisition and merger candidates. Mr. Schwarz is also a director of Nashua Corporation, a manufacturer of specialty papers, labels and printing supplies; SL Industries, Inc., a developer of power systems used in a variety of aerospace, computer, datacom, industrial, medical, telecom, transportation and utility equipment applications; Vesta Insurance Group, Inc., a property/casualty insurance holding company unrelated to us; and WebFinancial Corporation, a banking and specialty finance company.

Mark J. Morrison was named President of Hallmark effective in April 2006 and became Chief Executive Officer in August 2006. He joined us in March 2004 as Executive Vice President and Chief Financial Officer and was appointed to the additional position of Chief Operating Officer in April 2005. Mr. Morrison has been employed in the property/casualty insurance industry since 1993. Prior to joining us, he had since 2001 served as President of Associates Insurance Group, a subsidiary of St. Paul Travelers. From 1996 through 2000, he served as Senior Vice President and Chief Financial Officer of Associates Insurance Group, the insurance division of Associates First Capital Corporation. From 1995 to 1996, Mr. Morrison served as Controller of American Eagle Insurance Group, and from 1993 to 1995 was Director of Corporate Accounting for Republic Insurance Group. From 1991 to 1993, he served as Director of Strategic Planning and Analysis at Anthem, Inc. Mr. Morrison began his career as a public accountant with Ernst & Young, LLP from 1982 to 1991, where he completed his tenure as a Senior Manager. Mr. Morrison presently serves as a director of Vesta Insurance Group, Inc., a property/casualty insurance holding company unrelated to us.
Kevin T. Kasitz was named Executive Vice President of Hallmark effective in April 2006. He has served as the President of our HGA Operating Unit since April 2003. Prior to joining us, Mr. Kasitz had since 1991 been employed by Benfield Blanch Inc. and its predecessor, E.W. Blanch Holdings, Inc., a reinsurance intermediary, where he served as a Senior Vice President in the Program Services division (2000 to 2003) and Alternative Distribution division (1999 to 2000), a Vice President in the Alternative Distribution division (1994 to 1999) and a Manager in the Wholesale Insurance Services division (1991 to 1994). From 1989 to 1991, he was a personal lines underwriter for Continental Insurance Company and from 1986 to 1989 was an internal auditor for National County Mutual Insurance Company, a regional non-standard personal automobile insurer.
Donald E. Meyer was named President of our TGA Operating Unit in August 2006 after our acquisition of the subsidiaries comprising this operating unit in January 2006. Mr. Meyer has served as Vice President of Texas General Agency since 1981 and has also served as President of GSIC since 1986. During his 25-year tenure with Texas General Agency, Mr. Meyer has focused on the management of business operations. He served on the board of directors of the Texas Surplus Lines Association, an industry trade group, from 2002 through 2004. He had previously served on the board of directors of this organization from 1991 through 1996 and served as its President during 1995 and 1996. In 1999, Mr. Meyer was appointed by the Texas Insurance Commissioner to serve a three-year term on the board of directors of the Surplus Lines Stamping Office of Texas, a surplus lines self-regulatory organization, where he served as chairman in 2001.
Brookland F. Davis has served as the President of our Phoenix Operating Unit since January 2003. Since 2001, Mr. Davis had previously been employed by Bankers Insurance Group, Inc., a property/casualty and life insurance group of companies, where he began as the Chief Accounting Officer and was ultimately promoted to President of its Texas managing general agency and head of its nationwide non-standard personal automobile operations. From 1998 to 2000, he served as Executive Vice President and Chief Financial Officer of Paragon Insurance Holdings, LLC, a multi-state personal lines managing general agency offering non-standard personal automobile and homeowners insurance, which Mr. Davis co-founded. During 1997, Mr. Davis was a Senior Manager with KPMG Peat Marwick focusing on the financial services practice area. From 1993 to 1997, he served as Vice President and Treasurer of Midland Financial Group, Inc., a multi-state property/casualty insurance company focused on non-standard personal automobile insurance. Mr. Davis began his professional career in 1986 in public accounting with first Coopers & Lybrand and later KPMG Peat Marwick, where he ended his tenure in 1992 as a Supervising Senior Tax Specialist. Mr. Davis is a certified public accountant licensed in Texas and Tennessee.
Curtis R. Donnell was named President of our Aerospace Operating Unit in August 2006 after our acquisition of these subsidiaries in January 2006. Mr. Donnell has served as President and Chief

Executive Officer of Aerospace Insurance Managers since founding the company in 1999. From 1992 to 1999, he served as Executive Assistant to the Chairman of Signal Aviation Underwriters. He assisted Ranger Insurance Company with the development of their aviation division, International Aviation Insurance Managers, from 1990 until the division was acquired by Signal Aviation Underwriters in 1992. From 1988 until 1990, he served as an independent business consultant to several private investment interests. From 1983 until 1988, Mr. Donnell served as the Senior Executive Vice President of the Aviation Elite Reinsurance division of Aviation Office of America. He served as President and Chief Executive Officer of Duncanson and Holt/Aerospace Managers Agency, Inc. from 1978 until its acquisition by Aviation Office of America in 1983. From 1973 until 1978, Mr. Donnell was President of CTH Aviation Underwriters. He began specializing in aviation insurance in 1968 as Vice President of Aviation Office of America. Mr. Donnell commenced his insurance career as an underwriter for Hartford Accident and Indemnity Company in 1960.
Jeffrey R. Passmore has served as Senior Vice President and Chief Accounting Officer of Hallmark since June 2003, and previously served as our Vice President of Business Development. Prior to joining us in November 2002, Mr. Passmore had since 2000 served as Vice President and Controller of Benfield Blanch, Inc. and its predecessor E.W. Blanch Holdings, Inc., a reinsurance intermediary. From 1998 to 1999, he served E.W. Blanch Holdings, Inc. as Assistant Vice President of Financial Reporting. From 1994 to 1998, he was a senior financial analyst with TIG Holdings, Inc., a property/casualty insurance holding company. Mr. Passmore began his career as an accountant for Gulf Insurance Group from 1990 to 1993. Mr. Passmore is a certified public accountant licensed in Texas.
Scott T. Berlin has served as a director of Hallmark since 2001. Mr. Berlin is a Managing Director and principal of Brown, Gibbons, Lang & Company, an investment banking firm serving middle market companies. His professional activities are focused on the corporate finance and mergers/acquisitions practice. Prior to joining Brown, Gibbons, Lang & Company in 1997, Mr. Berlin was a lending officer in the Middle Market Group at The Northern Company.
James H. Graves has served as a director of Hallmark since 1995. Mr. Graves is a Partner of Erwin, Graves & Associates, LP, a management consulting firm founded in 2002. He is also a Managing Director of Detwiler, Mitchell, Fenton & Graves, Inc., a securities brokerage and research firm. Previously, Mr. Graves was a Managing Director of UBS Warburg, Inc., an international financial services firm which provides investment banking, underwriting and brokerage services. He was a Managing Director of Paine Webber Group Inc. prior to its acquisition by UBS Warburg in November 2000, and was Chief Operating Officer and Head of Equity Capital Markets of J.C. Bradford & Co. at the time of its acquisition by Paine Webber Group Inc. in June 2000. Mr. Graves had earlier served as Managing Director of J.C. Bradford & Co. and co-manager of its Corporate Finance Department. Prior to its acquisition by Paine Webber Group Inc., J.C. Bradford & Co. provided investment advisory services to us. Prior to joining J.C. Bradford & Co. in 1991, Mr. Graves had for 11 years been employed by Dean Witter Reynolds, where he completed his tenure as the head of the Special Industries Group in New York City. Mr. Graves also serves as a director of Cash America International, Inc., a company operating pawn shops and jewelry stores, and Bank Cap Partners, LP, a private equity fund.
George R. Manser has served as a director of Hallmark since 1995. Mr. Manser is Chairman of Concorde Holding Co. and CAH, Inc. LLC, each a private investment management company. From 1991 to 2003, he served as a director of State Auto Financial Corp., an insurance holding company engaged primarily in the property/casualty insurance business. Prior to his retirement in 2000, Mr. Manser also served as Chairman of Uniglobe Travel (Capital Cities), Inc., a franchisor of travel agencies; as a director of CheckFree Corporation, a provider of financial electronic commerce services, software and related products; and as an advisory director of J.C. Bradford & Co. From 1995 to 1999, Mr. Manser served as the Director of Corporate Finance of Uniglobe Travel USA, L.L.C., a franchisor of travel agencies, and also served as a director of Cardinal Health, Inc. and AmerLink Corp. From 1984 to 1994,

he also served as a director and Chairman of North American National Corporation and various of its insurance subsidiaries.
Board Committees
Standing committees of our board of directors include the Audit Committee, the Nomination and Governance Committee, the Compensation Committee and the Stock Option Committee. Scott T. Berlin, James H. Graves and George R. Manser presently serve on each of these standing committees. Mark E. Schwarz does not presently serve on any of these standing committees.
George R. Manser currently serves as chairman of our Audit Committee. Our board of directors has determined that all members of the Audit Committee satisfy the current independence and experience requirements of the American Stock Exchange, the Nasdaq Global Market and the SEC. Our board of directors has also determined that Mr. Manser satisfies the requirements for an “audit committee financial expert” under applicable rules of the SEC and has designated Mr. Manser as its “audit committee financial expert.” Our Audit Committee oversees the conduct of the financial reporting processes of the Company, including (i) reviewing with management and the outside auditors the audited financial statements included in our Annual Report; (ii) the Committee chairman reviewing with the outside auditors the interim financial results included in our quarterly reports filed with the SEC; (iii) discussing with management and the outside auditors the quality and adequacy of our internal controls; and (iv) reviewing the independence of our outside auditors. Our Audit Committee held eight meetings during 2005.
Scott T. Berlin currently serves as chairman of our Nomination and Governance Committee. The Nomination and Governance Committee is responsible for advising our board of directors about the appropriate composition of the board and its committees, identifying and evaluating candidates for board service, recommending director nominees for election at our annual meetings of stockholders or for appointment to fill vacancies and recommending the directors to serve on each committee of our board of directors. The Nomination and Governance Committee is also responsible for periodically reviewing and making recommendations to our board of directors regarding our corporate governance policies and responses to stockholder proposals. Our Nomination and Governance Committee is newly formed in 2006 and, therefore, did not meet during 2005.
James H. Graves currently serves as chairman of our Compensation Committee and our Stock Option Committee. The Compensation Committee reviews and approves compensation of our directors, executive officers and senior management. The Compensation Committee also administers our 2005 Long Term Incentive Plan. The Stock Option Committee administers our 1994 Key Employee Long Term Incentive Plan and our 1994 Non-Employee Director Stock Option Plan, both of which expired during 2004 but have unexpired options outstanding. Our Compensation Committee and Stock Option Committee each met twice during 2005.

Attendance at Meetings
Our board of directors held six meetings during 2005. Various matters were also approved by the unanimous written consent of the directors during the last fiscal year. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the board of directors; and (ii) the total number of meetings held by all committees of the board of directors on which such director served.
Director Compensation
During 2005, each non-employee director received a fee of $1,500 for each board of directors meeting attended in person and a fee of $750 for each committee meeting attended in person. No other compensation was paid to any non-employee director during 2005. Commencing in 2006, each non-employee director receives a $12,000 annual retainer plus a fee of $1,500 for each board of directors meeting attended in person or telephonically and a fee of $750 for each committee meeting attended in person or telephonically. Also commencing in 2006, the chairman of the Audit Committee receives an additional $5,000 annual retainer.

EXECUTIVE COMPENSATION
The following table sets forth information concerning the compensation for the last three fiscal years, or such shorter period as they served as an executive officer, of the only person to serve as our Chief Executive Officer during 2005 and each other person who was an executive officer as of December 31, 2005:

					Long Term
					Compensation

					Number of
		Annual Compensation			Securities
Name and	Year Ended			Other Annual	Underlying	All Other
Principal Position	December 31,	Salary	Bonus(1)	Compensation(2)	Options	Compensation(3)

Mark E. Schwarz	2005	$150,000	$—	$1,845	—	$4,500
Chief Executive	2004	150,000	—	2,223	—	1,289
Officer	2003	150,000	—	—	—	—
Mark J. Morrison	2005	214,792	150,000	1,660	16,667	2,000
Chief Operating	2004	148,346	150,000	2,994	16,667	—
Officer; Chief Financial Officer
Kevin T. Kasitz	2005	160,160	150,000	2,564	16,667	4,805
President of	2004	160,160	150,000	4,635	16,667	1,890
HGA Operating Unit	2003	115,500	40,000	7,493	4,167	—
Brookland F. Davis	2005	156,000	150,000	3,869	16,667	4,680
President of	2004	156,000	150,000	7,014	16,667	1,862
Phoenix	2003	142,500	40,000	12,927	4,167	—
Operating Unit
Jeffrey R. Passmore	2005	123,542	40,000	1,282	8,333	3,460
Chief Accounting Officer	2004	115,333	34,320	—	4,167	1,219

(1)	Bonuses are reflected in the calendar year earned. Bonuses for Messrs. Morrison, Kasitz and Davis for 2005 and 2004 were payable 75% in the following calendar year and the remaining 25% in two equal annual installments, without interest, due on the first and second anniversaries of the initial payment. All other bonuses were paid in the calendar year following the year earned.
(2)	Represents employee portion of medical coverage paid by us.
(3)	Represents our matching contributions to employee 401(k) accounts.
footnotes continued on following page

Option Grants in Last Fiscal Year
The following table shows all individual grants of stock options to our executive officers during the fiscal year ended December 31, 2005, as adjusted to reflect a one-for-six reverse split of our common stock effected July 31, 2006:

	Number of	% of Total
	Securities	Options			Grant
	Underlying	Granted to	Exercise		Date
	Options	Employees in	Price Per	Expiration	Present
	Granted(1)	Fiscal Year	Share	Date(2)	Value(3)

Mark E. Schwarz	—	—	—	—	—
Mark J. Morrison	16,667	18.9%	$7.14	5/26/2015	$67,000
Brookland F. Davis	16,667	18.9	7.14	5/26/2015	67,000
Kevin T. Kasitz	16,667	18.9	7.14	5/26/2015	67,000
Jeffrey R. Passmore	8,333	9.4	7.14	5/26/2015	33,500

(1)	Options are to purchase shares of our common stock. Options vest on the first four anniversaries of the date of grant as to 10%, 20%, 30% and 40% of the shares, respectively, subject to acceleration of vesting upon death, disability, retirement or change in control of Hallmark.
(2)	All options are subject to earlier termination due to death, disability or termination of employment.
(3)	The present value of each option is estimated as of the grant date using the Black-Scholes option-pricing model assuming a five year expected term, no dividend yield, a weighted-average expected volatility of 62.5% and a risk-free interest rate of 3.88%.
Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table provides information regarding stock options exercised by our executive officers during fiscal 2005 and unexercised options held by our executive officers as of December 31, 2005, as adjusted to reflect a one-for-six reverse split of our common stock effected July 31, 2006:

			Number of
	Number of		Securities Underlying		Value of Unexercised
	Shares		Unexercised Options		In-the-Money Options(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark E. Schwarz	25,000	$115,000	—	4,167	$—	$16,813
Mark J. Morrison	1,667	6,700	—	31,667	—	80,900
Brookland F. Davis	2,500	9,050	—	32,500	—	91,650
Kevin T. Kasitz	—	—	2,500	32,500	11,450	91,650
Jeffrey R. Passmore	417	1,950	1,333	12,417	5,680	27,695

(1)	Values stated are pretax and are based upon the closing price of $8.16 per share of the common stock on the American Stock Exchange on December 30, 2005, the last trading day of the year.

Equity Compensation Plan Information
The following table sets forth information regarding shares of our common stock authorized for issuance under our equity compensation plans as of December 31, 2005:

			(c) Number of Securities
			Remaining Available for
	(a) Number of		Future Issuance under
	Securities to be Issued	(b) Weighted-Average	Equity Compensation
	upon Exercise of	Exercise Price of	Plans (Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected in
	Warrants and Rights	Warrants and Rights	Column (a))

Equity compensation plans approved by security holders(1)	236,083	$5.10	745,000

Equity compensation plans not approved by security holders(2)	16,667	2.28	—

Total	252,750	$4.92	745,000

(1)	Includes shares of our common stock authorized for issuance under our 2005 Long Term Incentive Plan, as well as shares of our common stock issuable upon exercise of options outstanding under our 1994 Key Employee Long Term Incentive Plan and our 1994 Non-Employee Director Stock Option Plan, both of which terminated in accordance with their terms in 2004.
(2)	Represents shares of our common stock issuable upon exercise of non-qualified stock options granted to our non-employee directors in lieu of cash compensation for their service on the board of directors during fiscal 1999. The options became fully exercisable on August 16, 2000, and terminate on March 15, 2010, to the extent not previously exercised.
Employment Agreements with Executive Officers
In connection with the acquisitions of the subsidiaries now comprising our Aerospace Operating Unit and our TGA Operating Unit, we entered into employment agreements with Curtis R. Donnell and Donald E. Meyer, respectively. The employment agreement with Mr. Donnell became effective as of January 3, 2006 and the employment agreement with Mr. Meyer became effective as of February 1, 2006. Each of these employment agreements is for an initial period of three years and continues thereafter at the will of the parties. Each employment agreement provides for a base salary of at least $200,000 per year, with a guaranteed annual bonus of not less than $50,000 for Mr. Donnell and not less than $102,000 for Mr. Meyer.
Both employment agreements may be terminated by us at any time with or without cause. In the event we terminate the employment of Mr. Donnell without cause prior to the expiration of the initial three year term, we are obligated to continue to pay him an amount equal to his base salary at the time of termination for a period of time equal to the lesser of 12 months or the remainder of the initial term. In the event we terminate the employment of Mr. Meyer without cause, we are obligated to continue to pay him an amount equal to his base salary at the time of termination for a period of time equal to the sum of three months plus one week for each completed month of service, but not to exceed 12 months. Mr. Donnell and Mr. Meyer have each agreed that he will not disclose any of our confidential information and will not compete with us or solicit any of our employees, agents, suppliers or customers on behalf of a business competitive with his respective operating unit for a period of two years following termination of his employment for any reason.
We do not have employment agreements with any of our other executive officers.

Description of the 2005 LTIP
Administration. Our 2005 Long Term Incentive Plan (“2005 LTIP”) is administered by the Compensation Committee of our board of directors. Our Compensation Committee has the authority to grant awards under our 2005 LTIP and to determine the terms and conditions of such awards.
Shares Available. The maximum aggregate number of shares of our common stock with respect to which options and restricted shares, and rights granted without accompanying options, may be granted from time to time under our 2005 LTIP is 833,333 shares. Shares with respect to which awards are granted may be, in whole or in part, authorized and unissued shares of our common stock or authorized and issued shares of our common stock reacquired and held in treasury, as our board of directors from time to time determines. If for any reason (other than the surrender of options or Deemed Options, as defined below, upon exercise of rights) any shares as to which an option has been granted cease to be subject to purchase under the option, or any restricted shares are forfeited, or any right issued without accompanying options terminates or expires without being exercised, then the shares in respect of which such option or right was granted, or which relate to such restricted shares, will become available for subsequent awards under our 2005 LTIP.
Eligibility. Awards under our 2005 LTIP are granted only to persons who are employed by us or who are nonemployee directors. In determining the employees to whom awards are granted, the number of shares of common stock with respect to which each award is granted and the terms and conditions of each award, our Compensation Committee takes into account, among other things, the nature of the employee’s duties and his or her present and potential contributions to our growth and success.
Types of Awards. The following types of awards may be granted under our 2005 LTIP:

•	incentive stock options under Section 422 of the Internal Revenue Code (“IRC”);

•	non-qualified stock options, which are stock options other than incentive stock options;

•	restricted shares; and

•	rights, either with or without accompanying options.
Awards may be granted on the terms and conditions discussed below. In addition, our Compensation Committee may impose on any award or the exercise thereof such additional terms and conditions as they determine, including performance conditions, terms requiring forfeiture of awards in the event of termination of employment and terms permitting an award holder to make elections relating to his or her award. Our Compensation Committee retains full power and discretion to accelerate or waive any term or condition of an award that is not mandatory under our 2005 LTIP. The term of each award is for such period as may be determined by our Compensation Committee, but not to exceed ten years.
Unless permitted by our Compensation Committee pursuant to the express terms of an award agreement, awards are generally not transferable other than by will or the laws of descent and distribution. Our Compensation Committee may allow for the transfer of awards prior to an award holder’s death, pursuant to a qualified domestic relations order and to certain immediate family members or entities related to an immediate family member even in the absence of a qualified domestic relations order.
Prohibition on Repricing. No award may be repriced, replaced, regranted through cancellation or modified without approval of our stockholders, except in connection with a change in our capitalization, if the effect would be to reduce the exercise price for shares of our common stock underlying the award.

Terms and Conditions of Stock Options. Our 2005 LTIP authorizes grants of incentive stock options and non-qualified stock options to eligible persons. The exercise price of each stock option granted under our 2005 LTIP may vary, but must not be less than the fair market value of the shares as of the grant date. Options may not be exercised as to less than 100 shares of our common stock (or less than the number of full shares of our common stock, if less than 100 shares). Our Compensation Committee may determine the methods and form of payment for the exercise price of a stock option. Unless otherwise provided, all options become 100% vested when the grantee retires at or after retirement age, the grantee dies or becomes totally permanently disabled, or a change in control occurs. Prior to 100% vesting, options become exercisable in cumulative installments and upon events as determined by our Compensation Committee.
Terms and Conditions of Restricted Shares. Our 2005 LTIP authorizes grants of restricted shares. Restricted shares are shares of our common stock subject to a restricted period of up to ten years, as determined by our Compensation Committee. Except to the extent set forth in a particular award, a person granted restricted shares will generally have all of the rights of a stockholder, including the right to vote the restricted shares. However, during any period that restricted shares are subject to restrictions imposed by our Compensation Committee, the restricted shares may not be transferred or encumbered by an award holder. Upon termination of employment during the restricted period, restricted shares will be forfeited and reacquired by us. Our Compensation Committee may determine the time or times at which, and the circumstances under which, any restrictions imposed on restricted shares will lapse and may shorten or waive a restricted period.
Terms and Conditions of Rights. Our 2005 LTIP authorizes awards of primary rights with or without accompanying options or additional rights with accompanying options. A primary right granted without a corresponding option is deemed to have been accompanied by a “Deemed Option.” A Deemed Option serves only to establish the terms and conditions of the primary right, has no value, and cannot be exercised to obtain shares of our common stock.
A right granted in connection with an option must be granted at the time the option is granted. Each right is subject to the same terms and conditions as the related option or Deemed Option, and is exercisable only to the extent the option or Deemed Option is exercisable. At the time of grant of a primary right not granted in connection with an option, our Compensation Committee will set forth the terms and conditions of the corresponding Deemed Option. The terms and conditions of such Deemed Option will include all terms and conditions that at the time of grant are required and, in the discretion of our Compensation Committee, may include any additional terms and conditions that at such time are permitted to be included in options granted under the 2005 LTIP.
A primary right entitles the holder to surrender unexercised the related option or Deemed Option (or any portion thereof) and to receive in exchange for each surrendered option, Deemed Option or portion thereof, subject to the provisions of the 2005 LTIP and regulations established by our Compensation Committee, a payment having an aggregate value equal to the excess of the fair market value per share of our common stock on the exercise date over the per share exercise price of the option or Deemed Option. Upon exercise of a primary right, payment may be made in the form of cash, shares of our common stock, or a combination of both, as elected by the holder. Shares of our common stock paid upon exercise of a primary right will be valued at the fair market value per share of our common stock on the exercise date. Cash will be paid in lieu of any fractional share based upon the fair market value per share of our common stock on the exercise date. Generally, no payment will be required from the holder upon exercise of a primary right. An additional right entitles the holder to receive, upon the exercise of a related option, a cash payment equal to a percentage of the product determined by multiplying the excess of the fair market value per share of our common stock on the date of exercise of the related option over the option price per share at which such option is exercisable, by the number of shares with respect to which the related option is being exercised.

Amendment and Termination. Our board of directors has the right to amend, suspend or terminate the 2005 LTIP at any time, except that an amendment is subject to stockholder approval if such approval is required to comply with the Internal Revenue Code, the rules of any securities exchange or market system on which our securities are listed or admitted to trading at the time such amendment is adopted, or any other applicable laws. Our board of directors may delegate to the Compensation Committee all or any portion of such authority. If our 2005 LTIP is terminated, the terms of the 2005 LTIP will, notwithstanding such termination, continue to apply to awards granted prior to such termination. In addition, no suspension, termination, modification or amendment of our 2005 LTIP may, without the consent of the grantee to whom an award was granted, adversely affect the rights of such grantee under such award.
Change in Control. Upon the occurrence of a change in control, with respect only to awards held by our employees and directors (and their permitted transferees) at the occurrence of the change in control, (i) all outstanding rights and options will immediately become fully vested and exercisable in full, including that portion of any right or option that had not yet become exercisable; and (ii) the restriction period of any restricted shares will immediately be accelerated and the restrictions will expire. A holder will not forfeit the right to exercise the award during the remainder of the original term of the award because of a change in control or because the holder’s employment is terminated for any reason following a change in control.
Section 16(b) Liability. We intend that the grant of any awards to or other transaction by an award recipient who is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, will be exempt from liability under Section 16(b) pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such award recipient). Accordingly, if a provision of our 2005 LTIP or any award agreement does not comply with the requirements of Rule 16b-3 promulgated under the Exchange Act, such provision will be deemed amended to the extent necessary to conform to Rule 16b-3 so that the award recipient avoids liability under Section 16(b) of the Exchange Act.
Compensation Committee Interlocks and Insider Participation
Messrs. Graves, Berlin and Schwarz comprised the Compensation Committee during fiscal 2005. Mr. Schwarz also served as our Chief Executive Officer from January 2003 until August 2006. Mr. Schwarz also indirectly controls Newcastle Partners, from which we borrowed $12.5 million in January 2006, and the Opportunity Funds, to which we issued $25.0 million in convertible notes in January 2006. (See “Certain Relationships and Related Transactions.”) During fiscal 2005, none of our executive officers served on the board of directors or compensation committee of any other entity any of whose executive officers served on our board of directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Executive Chairman, Mark E. Schwarz, has sole investment and voting control over the shares of our common stock beneficially owned by Newcastle Partners and the Opportunity Funds, our largest stockholders. (See, “Principal and Selling Stockholders.”) Newcastle Partners and the Opportunity Funds were each instrumental in financing the acquisitions in January 2006 of the subsidiaries now comprising our TGA Operating Unit and our Aerospace Operating Unit.
Loan from Newcastle Partners
On January 3, 2006, we executed a promissory note payable to Newcastle Partners in the amount of $12.5 million in order to obtain funding to complete the Aerospace acquisition. The promissory note bears interest at the rate of 10% per annum prior to maturity and at the maximum rate allowed under applicable law upon default. Accrued and unpaid interest on the promissory note is due and payable on the first business day of each month. The principal balance of the promissory note, together with accrued but unpaid interest, became due and payable on demand as of June 30, 2006.
Issuance of Convertible Notes to the Opportunity Funds
On January 27, 2006, we issued an aggregate of $25.0 million in subordinated convertible promissory notes to the Opportunity Funds. The convertible notes were sold exclusively to these two accredited investors in a private transaction pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and/or Regulation D promulgated thereunder. The proceeds from the issuance of the convertible notes were used to establish a trust account securing payment of future installments of purchase price and restrictive covenant consideration payable to the sellers of the entities now comprising our TGA Operating Unit. The principal and accrued interest on the convertible notes was converted to shares of our common stock during the second quarter of 2006.
While outstanding, the convertible notes bore interest at the rate of 4% per annum, which rate increased to 10% per annum in the event of default. Interest on the convertible notes was payable in arrears each calendar quarter commencing March 31, 2006. Principal and all accrued but unpaid interest was due at the maturity of the convertible notes on July 27, 2007. We had no right to prepay the convertible notes. In the event of a change in control at any time prior to stockholder approval of the convertibility of the convertible notes (discussed below), the holders had the right to require us to redeem all or a portion of the convertible notes at a price equal to 110% of the principal amount being redeemed, plus accrued but unpaid interest on such principal amount. The convertible notes were subordinate in right of payment to all of our existing and future secured indebtedness.
Conversion of the convertible notes was in all events subject to obtaining approval of our stockholders for the issuance of shares our common stock upon such conversion. The purchase agreements pursuant to which the convertible notes were issued obligated us to hold our annual meeting of stockholders on or before May 31, 2006, and to solicit stockholder approval of both (i) the issuance of shares of our common stock upon conversion of the convertible notes; and (ii) at least a 3.3 million share increase in the authorized shares of our common stock in order to accommodate full conversion of the convertible notes. At our annual meeting of stockholders held on May 25, 2006, our stockholders approved both the convertibility of the convertible notes and a 16.7 million share increase in the authorized shares of our common stock.
Subject to such stockholder approval, the principal and accrued but unpaid interest of each convertible note was convertible into shares of our common stock at any time prior to maturity at the election of the holder and, to the extent not previously converted, was to be automatically converted to shares of our common stock at its maturity date. The initial conversion price of the convertible notes was $7.68 per share of our common stock. The convertible notes provided that if, on or before the earlier of conversion or October 27, 2006, we had completed an offering of rights to purchase shares of our common stock at a price per share less than the initial conversion price of the convertible notes, then the conversion price of the convertible notes would have been reduced to an amount equal to the rights offering price. The conversion price would also have been adjusted proportionally for any stock dividend or split, stock combination or other similar recapitalization, reclassification or reorganization affecting our common stock.
The Opportunity Funds gave us notice of conversion of the convertible notes on May 25, 2006 immediately following the required stockholder approval at our annual meeting. As a result, we issued to the Opportunity Funds an aggregate of 3.3 million shares of our common stock in satisfaction of the aggregate of $25.2 million in principal and accrued but unpaid interest outstanding on the convertible notes as of such date.
Subject to certain limitations, the holders of shares of our common stock issued to the Opportunity Funds upon the conversion of the convertible notes have the right at any time to require that we effect one registration of the public resale of all or any portion of such shares. If we at any time propose to register any of our securities for public sale, then such holders will have the right to require that all or any portion of the shares of our common stock issued upon conversion of the convertible notes be included in such registration, subject to certain limitations. In addition, subject to certain limitations, on or before January 27, 2009, we are obligated to file and maintain in effect for up to two years a registration statement covering the public resale of all shares of our common stock issued to the Opportunity Funds upon conversion of the convertible notes which have not previously been publicly resold.
Lease with Donnell Investments, L.L.C.
Prior to our acquisition of the subsidiaries now comprising our Aerospace Operating Unit, Aerospace Insurance Managers entered into an agreement to lease office space from Donnell Investments, L.L.C., an entity controlled by Curtis R. Donnell. Mr. Donnell was named President of our Aerospace Operating Unit in August 2006 and has been the President and Chief Executive Officer of Aerospace Insurance Managers since founding the company in 1999. The lease provides for Aerospace Insurance Managers to lease 8,925 square feet of rentable space in a low-rise office building at a basic rental rate of $13,387 per month through September 30, 2008 and increasing to $14,503 per month through the expiration of the lease on September 30, 2010.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and notes set forth certain information regarding the beneficial ownership of shares of our common stock as of August 1, 2006, and after the completion of this offering, by (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; (iii) each other person known to us to own beneficially more than five percent of our presently outstanding common stock; and (iv) Newcastle Partners, as the sole selling stockholder.
Under SEC rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be the beneficial owner of securities to which such person has no economic interest.
Unless otherwise indicated, the persons identified in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them. Except as otherwise indicated, the mailing address for all persons is the same as our headquarters in Fort Worth, Texas.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to the Offering			After the Offering
			Shares
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Executive Officers and Directors:
Mark E. Schwarz(1)	14,579,129	82.1%
Mark J. Morrison(2)	22,037	*	—	22,037	*
Brookland F. Davis(3)	67,916	*	—	67,916	*
Kevin T. Kasitz(4)	15,927	*	—	15,927	*
Donald E. Meyer	1,734	*	—	1,734	*
Curtis R. Donnell	—	—	—	—	—
Jeffrey R. Passmore(5)	4,322	*	—	4,322	*
Scott T. Berlin(6)	24,584	*	—	24,584	*
James H. Graves(7)	122,672	*	—	122,672	*
George R. Manser(8)	56,248	*	—	56,248	*
All executive officers and current directors, as a group (10 persons)(9)	14,894,569	83.6%
5% Stockholders:
Newcastle Partners, L.P.(10)	11,253,394	63.4%
Newcastle Special Opportunity Fund I, L.P.(11)	1,643,965	9.3	—	1,643,965
Newcastle Special Opportunity Fund II, L.P.(11)	1,630,865	9.2	—	1,630,865

*	Represents less than 1%.

(1)	Includes (i) 2,084 shares which may be acquired by Mr. Schwarz pursuant to stock options exercisable on or within 60 days after the date of this prospectus; (ii) shares owned by Newcastle Partners (see Note 10, below); and (iii) shares owned by the Opportunity Funds (see Note 11, below). In the event the over-allotment option is exercised in full, an additional shares beneficially owned by Mr. Schwarz will be sold and Mr. Schwarz’s post-offering ownership percentage will be reduced to % of our outstanding common stock.
footnotes continued on following page

(2)	Includes 5,000 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.
(3)	Includes 1,667 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.
(4)	Includes 8,334 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.
(5)	Includes 3,334 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.
(6)	Includes 14,584 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.
(7)	Includes 8,334 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus and 72,907 shares owned by a limited partnership indirectly controlled by Mr. Graves.
(8)	Includes 8,334 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus and 5,096 shares held by Mr. Manser’s spouse, over which shares Mr. Manser shares voting and investment power.
(9)	Includes 51,671 shares which may be acquired pursuant to stock options exercisable on or within 60 days after the date of this prospectus.

(10)	Mark E. Schwarz is the managing member of Newcastle Capital Group LLC, which is the general partner of Newcastle Capital Management, L.P., which is the general partner of Newcastle Partners. The address for Newcastle Partners is 300 Crescent Court, Suite 1110, Dallas, Texas 75201. In the event the over-allotment option is exercised in full, an additional shares owned by Newcastle Partners will be sold and the post-offering ownership percentage of Newcastle Partners will be reduced to % of our outstanding common stock.
(11)	Mark E. Schwarz is the managing member of Newcastle Capital Group LLC, which is the general partner of Newcastle Capital Management, L.P., which is the general partner of each of the Opportunity Funds. The address for each of the Opportunity Funds is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists solely of 33,333,333 shares of common stock, par value $0.18 per share. As of the date of this prospectus, 17,759,770 shares of our common stock were issued and outstanding, and immediately following this offering we will have                      shares of our common stock issued and outstanding. In addition, 976,917 shares of our common stock are reserved for issuance under our equity compensation plans. (See “Executive Compensation — Equity Compensation Plan Information.”)
Our common stock is currently traded on the American Stock Exchange under the symbol “HAF.” Upon completion of this offering, we expect our common stock to trade on the Nasdaq Global Market under the proposed symbol “HALL.”
The following description of our capital stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended to date, our Restated Bylaws, the provisions of Nevada corporate law and other applicable state law.
Common Stock
Dividend, Liquidation and Other Rights. Holders of shares of our common stock are entitled to receive ratably those dividends that may be declared by our board of directors out of legally available funds. Our board of directors will determine if and when distributions may be paid. However, we have never paid dividends on our common stock and our board of directors intends to continue this policy for the foreseeable future in order to retain earnings for development of our business. Also, as a holding company, Hallmark relies primarily on dividends from its insurance subsidiaries as a source of funds to pay dividends. Payment of dividends by Hallmark’s insurance subsidiaries is subject to regulatory restriction. (See “Business — Insurance Regulation — Dividends.”) The holders of shares of our common stock have no preemptive, subscription or conversion rights. All shares of our common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.
Voting Rights. Each outstanding share of our common stock entitles the holder to one vote on all matters presented to our stockholders for a vote. The holders of one-third of the outstanding shares of our common stock constitute a quorum at any meeting of our stockholders. Assuming the presence of a quorum, directors are elected by a plurality of the votes cast. Our common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of our common stock can elect all of our directors. Most amendments to our Articles of Incorporation must be approved by the affirmative vote of the holders of a majority of all outstanding shares of our common stock. Assuming the presence of a quorum, the affirmative vote of the holders of a majority of the shares of our common stock actually voted is required for the approval of substantially all other matters.
Anti-Takeover Effects of Certain Statutory Provisions
There are no provisions in our Articles of Incorporation, as amended to date, or our Restated Bylaws intended to prevent or restrict takeovers, mergers or acquisitions of our company. However, certain provisions of Nevada corporate law and various state insurance laws could have the effect of discouraging others from attempting hostile takeovers of our company. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Nevada Corporate Law Provisions. Nevada corporate law contains provisions governing “acquisition of controlling interest.” These statutes generally provide that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elect to restore such voting rights in whole or in part. These control share acquisition statutes only apply to a Nevada domestic corporation which (i) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and (ii) does business in Nevada directly or through an affiliated corporation. The stockholders or board of directors of a corporation may elect to exempt the stock of a corporation from these control share acquisition statutes through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.
Neither our Restated Articles of Incorporation nor our Restated Bylaws exempt our common stock from the Nevada control share acquisition statutes. However, at this time we do not have 100 stockholders of record who are residents of Nevada. Therefore, the provisions of these control share acquisition statutes do not presently apply to acquisitions of our shares. If these provisions were to become applicable in the future, they could discourage persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition was in the interest of our stockholders.
Nevada corporate law also contains provisions governing “combinations with interested stockholders” which may also have an effect of delaying or making it more difficult to effect a change in control of our company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination” unless certain conditions are met. These statutes generally define an “interested stockholder” as the beneficial owner of 10% percent or more of the voting shares of a publicly held Nevada corporation, or an affiliate or associate thereof. The statutes define “combination” to include a merger or consolidation with an “interested stockholder,” or a significant sale, lease, exchange, mortgage, pledge, transfer or other disposition to an “interested stockholder.”
A corporation affected by these Nevada statutes may not engage in a combination with an interested stockholder within three years after the interested stockholder acquires its shares unless the combination or purchase was approved by the board of directors before the interested stockholder acquired such shares. If pre-approval was not obtained, then after the expiration of the three-year period the combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of certain specified thresholds.
State Insurance Laws. Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquiror’s plans for the management of the applicant’s board of directors and executive officers, the acquiror’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance commissioner of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance commissioner to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.
Limitation of Liability and Indemnification
Our Articles of Incorporation, as amended to date, provide that our directors and officers will not be liable to us for monetary damages for any breach of their fiduciary duty as a director or officer, other than (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) for the payment of dividends in violation of Nevada corporate law. In addition, our Bylaws include an indemnification provision under which we have agreed to indemnify our directors, officers, employees and agents to the fullest extent permissible by law. Also, indemnification agreements which we have entered into with each of our directors and several of our officers require us to indemnify those directors and officers if any such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests. These provisions may discourage derivative litigation against our directors and officers even if such action, if successful, might benefit us and our stockholders. Furthermore, our stockholders may be adversely affected to the extent we are required to pay the costs of defense, settlement or damages on behalf of our directors or officers pursuant to these indemnification provisions.
Transfer Agent
The transfer agent and registrar for our common stock is Securities Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE
Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Immediately following completion of this offering, we will have outstanding                      shares of our common stock. All but 3,274,830 of these shares will be freely tradable without restriction or further registration under the Securities Act, except that those shares held by our “affiliates” (as defined in Rule 144) will not be freely tradable even though they have been registered under the Securities Act. In addition, shares of our common stock held by our directors and executive officers, Newcastle Partners and the Opportunity Funds are subject to lock-up agreements that prohibit their resale prior to 180 days (subject to extension pursuant to the terms of the agreement) after the date of the purchase agreement without the prior written consent of Piper Jaffray. Upon the expiration of this 180 day period (subject to extension pursuant to the terms of the agreement), these holders will be entitled generally to dispose of their shares, subject to the provisions of Rule 144.
Rule 144
In general, under Rule 144 any person (or persons whose shares are aggregated) who owns shares of our common stock which have not been registered under the Securities Act but which have been held for a minimum of one year, and any affiliate of ours who owns registered shares, is entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of: (i) 1% of the then outstanding common stock; or (ii) the average weekly trading volume in our common stock in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales of shares of our common stock pursuant to Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. In addition, under Rule 144, any person who is not, and for a period of three months prior to the sale has not been, an affiliate of ours and who holds shares of our common stock which have not been registered under the Securities Act but which have been held for a minimum of two years may sell those shares without regard to the volume, manner of sale, notice and other provisions of Rule 144.
Registration Rights
Subject to certain limitations, the Opportunity Funds have the right at any time to require that we effect one registration of the public resale of all or any portion of the shares of our common stock issued upon conversion of the convertible notes. If we at any time propose to register any of our securities for public sale, then the Opportunity Funds will have the right to require that all or any portion of the shares of our common stock issued upon conversion of the convertible notes be included in such registration, subject to certain limitations. In addition, subject to certain limitations, on or before January 27, 2009, we are obligated to file and maintain in effect for up to two years a registration statement covering the public resale of all shares of our common stock issued to the Opportunity Funds upon conversion of the convertible notes which have not previously been publicly resold.

UNDERWRITING
Piper Jaffray & Co. is acting as the bookrunning manager of the offering. Subject to the terms and conditions stated in the purchase agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholder have agreed to sell to the underwriters, the number of shares set forth opposite the underwriter’s name.

Number
Underwriters	of Shares

Piper Jaffray & Co.
William Blair & Company, L.L.C.
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.

Total

The purchase agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The underwriters propose to offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at the offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms, including the concession and the reallowance. The underwriters may also purchase the shares as principal and sell them from time to time in the market as conditions warrant. The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of our common stock at the offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to the underwriter’s initial purchase commitment.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (other than a registration statement filed in connection with a business combination transaction or a registration statement on Form S-8 to register shares of common stock that are issuable pursuant to equity incentive plans as in existence prior to this offering and shares of our common stock that are issuable upon the exercise of options issued pursuant to our equity incentive plans) relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Piper Jaffray for a period of 180 days after the date of this prospectus (subject to extension as set forth in the agreement). Piper Jaffray, in its sole discretion, may waive this lock-up agreement at any time without notice.
We, our officers and directors, the selling stockholder and the Opportunity Funds have agreed that, for a period of 180 days from the date of this prospectus (subject to extension as set forth in the agreement) we will not, without the prior written consent of Piper Jaffray, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Piper Jaffray, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Hallmark		Paid by the Selling
	Financial Services, Inc.		Stockholder

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	N/A	$	$

Total	$	N/A	$	$

In connection with the offering, Piper Jaffray, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Piper Jaffray repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of the net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
We estimate that the total expenses, including discounts and commissions, of this offering, assuming no exercise of the underwriters’ over-allotment option, will be $           million, of which $          will be paid by us and $          will be paid by the selling stockholder. The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon on for us by McGuire, Craddock & Strother, P.C., Dallas, Texas. Certain legal matters with respect to this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.
EXPERTS
The consolidated financial statements and schedules of Hallmark Financial Services, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The combined financial statements of Texas General Agency, Inc. and subsidiary, Pan American Acceptance Corporation, and TGA Special Risk, Inc. as of December 31, 2005 and for the year ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement on Form S-1 filed by us with the SEC relating to the shares of our common stock offered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed by us with the SEC. The registration statement, exhibits and schedules provide additional information about us and our common stock. The registration statement, exhibits and schedules are available at the SEC’s public reference rooms or the SEC Web site at www.sec.gov.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available for inspection and copying by the public at the Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the internet through the SEC website at www.sec.gov. You may also find our SEC filings and other relevant information about us on our Web site at http://www.hallmarkgrp.com. The information found on our Web site is not, however, a part of this prospectus and any reference to our Web site is intended to be an inactive textual reference only and is not intended to create any hypertext link.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Hallmark Financial Services, Inc.:
We have audited the accompanying consolidated balance sheets of Hallmark Financial Services, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules II, III, IV and VI. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hallmark Financial Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As described in note 1 to the consolidated financial statements, effective January 1, 2003, the Company adopted the prospective method provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.
/s/ KPMG LLP
KPMG LLP
Dallas, Texas
March 17, 2006,
except for notes 1, 10 and 12,
as to which the
date is August 4, 2006

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(in thousands)

	2005	2004

ASSETS
Investments:
Debt securities, available-for-sale, at fair value	$79,360	$28,206
Equity securities, available-for-sale, at fair value	3,403	3,580
Short-term investments, available-for-sale, at fair value	12,281	335

Total investments	95,044	32,121
Cash and cash equivalents	44,528	12,901
Restricted cash and investments	13,802	6,509
Prepaid reinsurance premiums	767	—
Premiums receivable	26,530	4,103
Accounts receivable	2,083	3,494
Reinsurance recoverable	444	3,083
Deferred policy acquisition costs	9,164	7,475
Excess of cost over fair value of net assets acquired	4,836	4,836
Intangible assets	459	486
Deferred federal income taxes	3,992	5,173
Prepaid expenses	802	813
Other assets	6,455	1,517

	$208,906	$82,511

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$30,928	$—
Unpaid losses and loss adjustment expenses	26,321	19,648
Unearned premiums	36,027	6,192
Unearned revenue	4,055	11,283
Reinsurance balances payable	116	—
Accrued agent profit sharing	2,173	1,875
Accrued ceding commission payable	11,430	1,695
Pension liability	2,932	2,180
Current federal income tax payable	300	1,343
Accounts payable and other accrued expenses	9,436	5,639

	123,718	49,855

Commitments and contingencies (Note 15)
Stockholders’ equity:
Common stock, $0.18 par value, authorized 16,666,667 shares; issued 14,476,102 shares in 2005 and 6,142,768 shares in 2004 (Note 1)	2,606	1,106
Capital in excess of par value	62,907	19,647
Retained earnings	22,289	13,103
Accumulated other comprehensive loss	(2,597)	(759)
Treasury stock, 2,470 shares in 2005 and 63,220 shares in 2004, at cost (Note 1)	(17)	(441)

Total stockholders’ equity	85,188	32,656

	$208,906	$82,511

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003
(in thousands, except per share amounts)

	2005	2004	2003

Gross premiums written	$89,467	$33,389	$43,338
Ceded premiums written	(1,215)	(322)	(6,769)

Net premiums written	88,252	33,067	36,569
Change in unearned premiums	(29,068)	(622)	5,406

Net premiums earned	59,184	32,445	41,975
Investment income, net of expenses	3,836	1,386	1,198
Realized gains (losses)	58	(27)	(88)
Finance charges	2,044	2,183	3,544
Commission and fees	16,703	21,100	17,544
Processing and service fees	5,183	6,003	4,900
Other income	27	31	486

Total revenues	87,035	63,121	69,559
Losses and loss adjustment expenses	33,784	19,137	30,188
Other operating costs and expenses	38,492	35,290	37,386
Interest expense	1,264	64	1,271
Amortization of intangible asset	27	28	28

Total expenses	73,567	54,519	68,873
Income before income tax and extraordinary gain	13,468	8,602	686
Income tax expense	4,282	2,753	25

Income before extraordinary gain	9,186	5,849	661
Extraordinary gain	—	—	8,084

Net income	$9,186	$5,849	$8,745

Basic earnings per share (Note 1):
Income before extraordinary gain	$0.76	$0.83	$0.14
Extraordinary gain	—	—	1.66

Net income	$0.76	$0.83	$1.80

Diluted earnings per share (Note 1):
Income before extraordinary gain	$0.76	$0.82	$0.13
Extraordinary gain	—	—	1.64

Net income	$0.76	$0.82	$1.77

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
for the years ended December 31, 2005, 2004 and 2003
(in thousands)

	Number		Capital In		Accumulated Other		Number	Total	Comprehensive
	of Shares	Par	Excess of	Retained	Comprehensive	Treasury	of Shares	Stockholders’	Income
	(Note 1)	Value	Par Value	Earnings	Income	Stock	(Note 1)	Equity	(Loss)

Balance at December 31, 2002	1,976	$356	$10,875	$(1,491)	$(162)	$(1,043)	134	$8,535
Rights offering	4,167	750	9,250					10,000
Amortization of fair value of stock options granted			31					31
Stock options exercised			(463)			480	(53)	17
Comprehensive income:
Net income				8,745				8,745	$8,745
Other comprehensive income:
Additional minimum pension liability					(646)			(646)	(646)
Net unrealized holding gains arising during period					667			667	667
Reclassification adjustment for losses included in net income					88			88	88

Net unrealized gains on securities					755			755	755

Total other comprehensive income before tax					109			109	109
Tax effect on other comprehensive income					(40)			(40)	(40)

Other comprehensive income after tax					69			69	69
Comprehensive income									$8,814

Balance at December 31, 2003	6,143	$1,106	$19,693	$7,254	$(93)	$(563)	81	$27,397
Amortization of fair value of stock options granted			28					28
Stock options exercised			(74)			122	(18)	48
Comprehensive income:
Net income				5,849				5,849	$5,849
Other comprehensive income:
Additional minimum pension liability					(1,198)			(1,198)	(1,198)
Net unrealized holding gains arising during period					438			438	438
Reclassification adjustment for losses included in net income					(218)			(218)	(218)

Net unrealized gains on securities					220			220	220

Total other comprehensive income before tax					(978)			(978)	(978)
Tax effect on other comprehensive income					312			312	312

Other comprehensive income after tax					(666)			(666)	(666)
Comprehensive income									$5,183

Balance at December 31, 2004	6,143	$1,106	$19,647	$13,103	$(759)	$(441)	63	$32,656

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME — (Continued)
for the years ended December 31, 2005, 2004 and 2003
(in thousands)

	Number		Capital In		Accumulated Other		Number	Total	Comprehensive
	of Shares	Par	Excess of	Retained	Comprehensive	Treasury	of Shares	Stockholders’	Income
	(Note 1)	Value	Par Value	Earnings	Income	Stock	(Note 1)	Equity	(Loss)

Balance at December 31, 2004	6,143	$1,106	$19,647	$13,103	$(759)	$(441)	63	$32,656
Rights offering	8,333	1,500	43,391					44,891
Amortization of fair value of stock options granted			63					63
Stock options exercised			(194)			424	(61)	230
Comprehensive income:
Net income				9,186				9,186	$9,186
Other comprehensive income:
Additional minimum pension liability					(761)			(761)	(761)
Net unrealized holding gains (losses) arising during period					(1,932)			(1,932)	(1,932)
Reclassification adjustment for losses included in net income					(107)			(107)	(107)

Net unrealized gains (losses) on securities					(2,039)			(2,039)	(2,039)

Total other comprehensive income before tax					(2,800)			(2,800)	(2,800)
Tax effect on other comprehensive income					962			962	962

Other comprehensive income after tax					(1,838)			(1,838)	(1,838)
Comprehensive income									$7,348

Balance at December 31, 2005	14,476	$2,606	$62,907	$22,289	$(2,597)	$(17)	2	$85,188

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2004 and 2003
(in thousands)

	2005	2004	2003

Cash flows from operating activities:
Net income	$9,186	$5,849	$8,745
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization expense	413	450	621
Deferred income tax expense (benefit)	2,143	(787)	114
Realized (gain) loss on investments	(58)	27	88
Change in prepaid reinsurance premiums	(767)	291	8,297
Change in premiums receivable	(22,427)	(70)	(1,276)
Change in accounts receivable	1,411	(99)	(1,266)
Change in deferred policy acquisition costs	(1,689)	(329)	(1,340)
Change in unpaid losses and loss adjustment expenses	6,673	(8,808)	(5,097)
Change in unearned premiums	29,835	330	(12,785)
Change in unearned revenue	(7,228)	1,093	3,271
Change in accrued agent profit sharing	298	364	944
Change in reinsurance recoverable	2,639	7,433	12,817
Change in reinsurance balances payable	116	—	(3,082)
Change in current federal income tax payable/recoverable	(1,043)	1,968	(592)
Change in accrued ceding commission payable	9,735	531	(1,372)
Gain on acquisition of subsidiary	—	—	(8,084)
Change in all other liabilities	3,817	(1,661)	419
Change in all other assets	(3,512)	757	44

Net cash provided by operating activities	29,542	7,339	466
Cash flows from investing activities:
Purchases of property and equipment	(532)	(389)	(476)
Acquisition of subsidiary, net of cash received	—	—	6,945
Premium finance notes repaid, net of finance notes originated	—	43	11,550
Change in restricted cash and investments	(3,835)	(3,458)	(4,294)
Purchases of debt and equity securities	(58,605)	(6,670)	(19,075)
Maturities of fixed-income securities	10	5,034	1,403
Redemptions of investment securities	1,737	1,081	6,944
Net (purchases) redemptions of short-term investments	(11,832)	344	8,904

Net cash provided by (used in) investing activities	(73,057)	(4,015)	11,901
Cash flows from financing activities:
Proceeds from borrowings	30,928	—	—
Debt issuance costs	(907)	—	—
Net repayments to premium finance lender	—	—	(10,905)
Proceeds from rights offering	44,891	—	10,000
Proceeds from exercise of employee stock options	230	48	17
Repayment of borrowings	—	(991)	(9,412)

Net cash provided by (used in) financing activities	75,142	(943)	(10,300)
The accompanying notes are an integral part of the consolidated financial statements.

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in thousands)

	2005	2004	2003

Increase in cash and cash equivalents	31,627	2,381	2,067
Cash and cash equivalents at beginning of year	12,901	10,520	8,453

Cash and cash equivalents at end of year	$44,528	$12,901	$10,520

Supplemental cash flow information:
Interest (paid)	$(1,167)	$(64)	$(1,456)

Income taxes (paid)	$(3,182)	$(1,700)	$(475)

We transferred $3.4 million of fixed maturity investments from debt securities, available-for-sale to restricted investments during 2005 and transferred $2.4 million of fixed maturity investments from restricted investments to debt securities, available-for-sale, during 2004.
The accompanying notes are an integral part of the consolidated financial statements.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
1. Accounting Policies:
Basis of Presentation
The accompanying consolidated financial statements include the accounts and operations of Hallmark Financial Services, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepting accounting principles (“GAAP”) which, as to American Hallmark Insurance Company of Texas (“AHIC”) and Phoenix Indemnity Insurance Company (“PIIC”), differ from statutory accounting practices prescribed or permitted for insurance companies by insurance regulatory authorities.
Investments
Debt and equity securities available for sale are reported at market value. Unrealized gains and losses are recorded as a component of stockholders’ equity, net of related tax effects. Debt and equity securities that are determined to have other than temporary impairment are recognized as a realized loss in the Statement of Operations. Debt security premium and discounts are amortized into earnings using the effective interest method.
Short-term investments consist of treasury bills which are reported at market value and a certificate of deposit carried at amortized cost, which approximates market.
Realized investment gains and losses are recognized in operations on the specific identification method.
Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Recognition of Premium Revenues
Insurance premiums and policy fees are earned pro rata over the terms of the policies. Upon cancellation, any unearned premium is refunded to the insured. Insurance premiums written include gross policy fees of $3.9 million, $2.7 million and $3.0 million and policy fees, net of reinsurance, of $3.9 million, $2.7 million and $2.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Recognition of Commission Revenues and Expenses of HGA Operating Unit
Commission revenues and commission expenses related to insurance policies issued by Hallmark General Agency, Inc. (“HGA”) on behalf of Clarendon are recognized pro rata during the period covered by the policy. Profit sharing commission is calculated and recognized when the loss ratio, as determined by a qualified actuary, deviates from contractual targets. We receive a provisional commission as policies are produced as an advance against the later determination of the profit sharing commission actually earned. The profit sharing commission is an estimate that varies with the estimated loss ratio and is sensitive to changes in that estimate. The following table details the profit sharing commission revenue sensitivity to

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the actual ultimate loss ratio for each effective quota share treaty at 0.5% above and below the provisional loss ratio.

	Treaty Effective Dates

	7/1/01	7/1/02	7/1/03	7/1/04

Provisional loss ratio	60.0%	59.0%	59.0%	64.2%

Ultimate loss ratio booked to at 12/31/05	60.8%	57.5%	56.5%	62.2%

Effect of actual 0.5% above provisional	$(201,899)	$(306,424)	$(346,720)	$(167,653)

Effect of actual 0.5% below provisional	$141,329	$202,240	$228,835	$167,653
As of December 31, 2005, we recorded a $1.7 million profit sharing payable for the quota share treaty effective July 1, 2001. We received a $2.0 million initial settlement on this treaty in 2004 based on actual incurred loss experience. The payable is the difference between the cash received and the recognized commission revenue based on the estimated ultimate loss ratio. We also recorded a $0.6 million receivable on the quota share treaty effective July 1, 2002, a $1.1 million receivable on the quota share treaty effective July 1, 2003 and a $1.0 million receivable on the quota share treaty effective July 1, 2004.
Recognition of Claim Servicing Fees
Claim servicing fees are recognized in proportion to the historical trends of the claim cycle. We use historical claim count data that measures the close rate of claims in relation to the policy period covered to substantiate the service period. The following table summarizes the year in which claim fee revenue is recognized by type of business.

	Year Claim Fee Revenue
	Recognized

	1st	2nd	3rd	4th

Commercial property fees	80%	20%	—	—
Commercial liability fees	60%	30%	10%	—
Personal property fees	90%	10%	—	—
Personal liability fees	49%	33%	12%	6%
Finance Charges
The majority of AHIC’s annual insurance premiums were previously financed through our premium finance program offered by our wholly-owned subsidiary, Hallmark Finance Corporation. AHIC discontinued offering premium financing on new annual term policies in July 2003. Finance charges on the premium finance notes were recorded as interest earned. This interest was earned on the Rule of 78’s method which approximates the interest method for such short-term notes.
We receive premium installment fees between $3.00 and $9.00 per direct bill payment from policyholders. Installment fee income is classified as finance charges on the statement of operations and is recognized as the fee is invoiced.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Property and Equipment
Property and equipment (including leasehold improvements), aggregating $4.1 million and $3.6 million, at December 31, 2005 and 2004, respectively, which is included in other assets, is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets (three to ten years). Depreciation expense for 2005, 2004 and 2003 was $0.4 million, $0.4 million and $0.6 million, respectively. Accumulated depreciation was $3.0 and $2.6 million at December 31, 2005 and 2004, respectively.
Premiums Receivable
Premiums receivable represent amounts due from policyholders directly or independent agents for premiums written and uncollected. These balances are carried at net realizable value.
Deferred Policy Acquisition Costs
Policy acquisition costs (mainly commission, underwriting and marketing expenses) that vary with and are primarily related to the production of new and renewal business are deferred and charged to operations over periods in which the related premiums are earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, related investment income, losses and loss expenses and certain other costs expected to be incurred as the premiums are earned. If the computation results in an estimated net realizable value less than zero, a liability will be accrued for the premium deficiency.
Ceding commissions from reinsurers on retroceded business, which include expense allowances, are deferred and recognized over the period premiums are earned for the underlying policies reinsured. Deferred ceding commissions from this business are netted against deferred policy acquisition costs in the accompanying balance sheet. The change in deferred ceding commission income is netted and included in other operating costs and expenses in the accompanying income statement. During 2005, we deferred $4.8 million of ceding commissions on the AHIC commercial business. As of December 31, 2005, we netted this $4.8 million of deferred ceding commissions against our deferred policy acquisition cost balance. During 2005, 2004 and 2003, the Company deferred ($33.3) million, ($22.6) million and ($21.0) million of policy acquisition costs and amortized $26.8 million, $22.3 million and $20.6 million of deferred policy acquisition costs, respectively. The net deferrals of policy acquisition costs were ($6.5) million, ($0.3) million and ($0.4) million for 2005, 2004 and 2003, respectively.
Losses and Loss Adjustment Expenses
Losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 2005, 2004 and 2003. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, we believe that the reserves for unpaid losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Such adjustments are included in current operations.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Agent Profit Sharing Commissions
We annually pay a profit sharing commission to our independent agency force based upon the results of the business produced by each agent. We estimate and accrue this liability to commission expense in the year the business is produced.
Reinsurance
We are routinely involved in reinsurance transactions with other companies. Reinsurance premiums, losses, and LAE are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. (See Note 6.)
Leases
We have several leases, primarily for office facilities and computer equipment, which expire in various years through 2011. Some of these leases include rent escalation provisions throughout the term of the lease. We expense the average annual cost of the lease with the difference to the actual rent invoices recorded as deferred rent which is classified as other accrued expenses on our consolidated balance sheet.
Income Taxes
We file a consolidated federal income tax return. Deferred federal income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes in effect for the year in which these temporary differences are expected to be recovered or settled.
Earnings Per Share
The computation of earnings per share is based upon the weighted average number of common shares outstanding during the period, plus (in periods in which they have a dilutive effect) the effect of common shares potentially issuable, primarily from stock options. (See Notes 10 and 12.)
Business Combinations
We account for business combinations using the purchase method of accounting. The cost of an acquired entity is allocated to the assets acquired (including identified intangible assets) and liabilities assumed based on their estimated fair values. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is an asset referred to as “excess of cost over net assets acquired” or “goodwill”. Indirect and general expenses related to business combinations are expensed as incurred.
We acquired PIIC effective January 1, 2003. In consideration for PIIC, we cancelled $7.0 million of a $14.85 million balance on a note receivable from Millers American Group, Inc. (“Millers”). We had valued the note receivable on our balance sheet at its cost of $6.5 million. As of December 31, 2003, we fully reserved for the remaining balance of the note receivable.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The calculation of the fair value of the Company’s net assets acquired at January 1, 2003 and the determination of excess of fair value of net assets acquired over cost is as follows (in thousands):

Net assets acquired at 1/1/03 (historical basis)	$11,520
Fair value of acquired identified intangible assets	706
Fair value adjustment to unearned premium	918
Fair value adjustment to loss reserves	(146)
Reversal of valuation allowance on net deferred tax asset acquired	3,365

Fair value of net assets acquired in 1/1/03 before basis adjustments	16,363
Consideration paid in form of debt incurred to complete the acquisition	(6,500)

Excess of fair value of net assets acquired over cost at 1/1/03 before basis adjustments	9,863
Pro rata reduction of assets acquired other than specified exceptions:
Identified intangible assets	(706)
Deferred policy acquisition costs	(918)
Fixed Assets	(65)
Other Assets	(90)

Excess of fair value of net assets acquired over cost at 1/1/03	$8,084

The acquisition of PIIC was accounted for in accordance with FASB Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). This statement requires that we estimate the fair value of assets acquired and liabilities assumed by us as of the date of the acquisition. In accordance with SFAS 141, we recognized an extraordinary gain of $8.1 million for the acquisition of PIIC in our Consolidated Statement of Operations for the twelve months ended December 31, 2003. The gain was calculated as the difference between the fair value of the net assets of PIIC of $14.6 million and the $6.5 million cost of the note receivable from Millers.
Intangible Assets
We account for our intangible assets according to SFAS 142. SFAS 142 supersedes Accounting Principles Boards (“APB”) Opinion No. 17, “Intangible Assets,” and primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the forty-year limitation on the amortization period of intangible assets that have finite lives.
Pursuant to SFAS 142, we have identified two components of goodwill and assigned the carrying value of these components into two reporting units: the Phoenix Operating Unit, $2.7 million; and the HGA Operating Unit, $2.1 million. During 2005, 2004 and 2003, we completed the first step prescribed by SFAS 142 for testing for impairment and determined that there was no impairment.
Effective December 1, 2002, we acquired HGA and ECM. At acquisition, we valued the relationships with HGA’s independent agents at $542,580. This asset is classified as an intangible asset and is being amortized on a straight-line basis over twenty years. We recognized $27,129 of amortization expense for

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the twelve months ending December 31, 2005 and will recognize $27,129 in amortization expense for each of the next five years and $323,287 for the remainder of the asset’s life.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
Cash and Short-term Investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.
Investment Securities: Fair values for fixed income securities and equity securities are obtained from an independent pricing service or based on quoted market prices. (See Note 2.)
Restricted Cash and Investments: The carrying amount for restricted cash reported in the balance sheet approximates the fair value. Fair values for restricted fixed income securities are obtained from an independent pricing service or based on quoted market prices. (See Note 3.)
Notes Payable: The fair value for the notes payable as of December 31, 2005 was $30.9 million, calculated by discounting the future cash flows at our current fixed rate of 7.725%.
For accrued investment income, amounts recoverable from reinsurers, federal income tax payable and receivable and other liabilities, the carrying amounts approximate fair value because of the short maturity of such financial instruments.
Stock-based Compensation
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises FASB Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R eliminates an entity’s ability to account for share-based payments using APB 25 and requires that all such transactions be accounted for using a fair value based method. In April 2005, the SEC deferred the effective date of SFAS 123R from the first interim or annual period beginning after June 15, 2005 to the next fiscal year beginning after June 15, 2005. SFAS 123R is not expected to have a material impact on our results of operations or financial position.
In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). The statement amends SFAS 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the prospective method provisions of SFAS 148.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
We have a stock compensation plan for key employees and non-employee directors that was approved by the stockholders on May 26, 2005. We had an employee stock option plan and a non-qualified stock option plan for non-employee directors, both of which expired in 2004. These plans are described more fully in Note 11. Prior to 2003, we accounted for these plans under the recognition and measurement provisions of APB 25, and related Interpretations. Effective January 1, 2003, we adopted, in accordance with SFAS 148, the fair value recognition provisions of SFAS 123. Under the prospective method of adoption selected by us under the provisions of SFAS 148, compensation cost is recognized for all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. Compensation cost is recognized pro rata over the vesting period as the awards vest. Results for prior years have not been restated.
The following table illustrates the effect on net income and net income per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2005	2004	2003

Net income	$9,186	$5,849	$8,745
Add: stock-based employee compensation expenses included in reported net income, net of tax	41	20	30
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(48)	(27)	(68)

Pro forma net income	$9,179	$5,842	$8,707

Net income per share:
Basic — as reported	$0.76	$0.83	$1.80
Basic — pro forma	$0.76	$0.83	$1.79
Diluted — as reported	$0.76	$0.82	$1.78
Diluted — pro forma	$0.76	$0.82	$1.77
Reclassification
Certain previously reported amounts have been reclassified to conform to current year presentation. Such reclassification had no effect on net income or stockholders’ equity.
Redesignation of Segments
Effective January 1, 2006, our Commercial Insurance Operation has been redesignated as our HGA Operating Unit and our Personal Insurance Operation has been redesignated as our Phoenix Operating Unit, in each case without change in the composition of the reporting segment.
Reverse Stock Split
All share and per share amounts in Notes 10 and 12 have been adjusted to reflect a one-for-six reverse split of all issued and unissued shares of our authorized common stock effected July 31, 2006, and a corresponding increase in the par value of our authorized common stock from $0.03 per share to $0.18 per share.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2. Investments:
Major categories of net investment income (in thousands) are summarized as follows:

	Years Ended December 31,

	2005	2004	2003

Debt securities	$2,806	$1,127	$752
Equity securities	90	109	189
Short-term investments	161	82	102
Cash equivalents	832	82	171

	3,889	1,400	1,214
Investment expenses	(53)	(14)	(16)

Net investment income	$3,836	$1,386	$1,198

No investment in any entity or its affiliates exceeded 10% of stockholders’ equity at December 31, 2005 or 2004.
The amortized cost and estimated fair value of investments in debt and equity securities (in thousands) by category is as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

As of December 31, 2005
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,331	$—	$153	$4,178
Corporate debt securities	51,191	26	843	50,374
Municipal bonds	24,837	174	217	24,794
Mortgage backed securities	13	1	—	14

Total debt securities	80,372	201	1,213	79,360
Equity securities	3,505	270	372	3,403

Total debt and equity securities	$83,877	$471	$1,585	$82,763

As of December 31, 2004
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$2,752	$3	$93	$2,662
Corporate debt securities	5,278	24	12	5,290
Municipal bonds	19,788	443	2	20,229
Mortgage backed securities	23	2	—	25

Total debt securities	27,841	472	107	28,206
Equity securities	3,015	569	4	3,580

Total debt and equity securities	$30,856	$1,041	$111	$31,786

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The amortized cost and estimated fair value of investments in debt and equity securities with a gross unrealized loss position at December 31, 2005 and 2004 (in thousands) is as follows:

			Gross
	Amortized		Unrealized
	Cost	Fair Value	Loss

As of December 31, 2005
4 Equity Positions	$1,677	$1,305	$(372)
67 Bond Positions	70,956	69,684	(1,272)

	$72,633	$70,989	$(1,644)

As of December 31, 2004
1 Equity Position	$31	$27	$(4)
6 Bond Positions	7,323	7,216	(107)

	$7,354	$7,243	$(111)

The gross unrealized loss recorded at December 31, 2005 includes $59 thousand from securities placed in the restricted investment portfolio. All of the gross unrealized loss at December 31, 2005 is less than twelve months old and is considered a temporary decline in value as we see no other indications that the decline in value of these securities is permanent.
The amortized cost and estimated fair value of debt securities at December 31, 2005 by contractual maturity are as follows. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized	Fair
Maturity (in thousands):	Cost	Value

Due in one year or less	$10,188	$9,930
Due after one year through five years	27,245	26,697
Due after five years through ten years	39,669	39,518
Due after ten years	3,257	3,201
Mortgage-backed securities	13	14

	$80,372	$79,360

At December 31, 2005 and 2004, investments in debt securities with an approximate carrying value of $6.2 million and $2.6 million were on deposit with various state insurance departments as required by state insurance regulations.
3. Restricted Cash and Investments:
We have cash and investments held in trust accounts to secure the credit exposure of third parties arising from our various quota share reinsurance treaties and agency agreements. These funds are recorded on our balance sheet at fair value, with unrealized gains and losses reported as accumulated other comprehensive income, a component of stockholders’ equity. The fair value of these funds as of December 31, 2005 and 2004 was $13.8 million and $6.5 million, respectively.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The amortized cost and estimated fair value of cash and investments in debt securities held in trust by category is as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

As of December 31, 2005
Municipal bonds	$3,875	$—	$23	$3,852
Corporate debt securities	4,096	—	36	4,060

Total debt securities	$7,971	$—	$59	$7,912

Cash				5,890

Total restricted cash and investments				$13,802

As of December 31, 2004
Municipal bonds	$2,561	$45	$—	$2,606
Corporate debt securities	—	—	—	—

Total debt securities	$2,561	$45	$—	$2,606

Cash				3,903

Total restricted cash and investments				$6,509

The amortized cost and estimated fair value of investments in debt securities held in trust as of December 31, 2005 by contractual maturity are as follows (in thousands):

	Amortized
	Cost	Fair Value

Due in one year or less	$2,966	$2,947
Due after one year through 5 years	1,130	1,113
Due after 5 years through 10 years	3,875	3,852
Due after 10 years	—	—

	$7,971	$7,912

4. Other Assets:
The following table details our other assets as of December 31, 2005 and 2004 (in thousands):

	2005	2004

Profit sharing commission receivable	$2,793	$380
Accrued investment income	1,562	417
Debt issuance costs	856	—
Fixed assets	1,148	693
Other assets	96	27

	$6,455	$1,517

Our profit sharing commission receivable increased $2.4 million in 2005 due to favorable loss development and improved commission terms negotiated in the middle of 2004. Our accrued investment

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income increased $1.1 million due to the investment of funds received in our capital plan implemented in 2005.
5. Reserves for Unpaid Losses and Loss Adjustment Expenses:
Activity in the reserves for unpaid losses and loss adjustment expenses (in thousands) is summarized as follows:

	2005	2004	2003

Balance at January 1	$19,648	$28,456	$17,667
Plus acquisition of Phoenix at January 1	—	—	10,338
Less reinsurance recoverables	1,948	7,259	9,256

Net Balance at January 1	17,700	21,197	18,749

Incurred related to:
Current year	36,184	20,331	29,724
Prior years	(2,400)	(1,194)	464

Total incurred	33,784	19,137	30,188

Paid related to:
Current year	17,414	10,417	21,895
Prior years	8,073	12,217	5,845

Total paid	25,487	22,634	27,740

Net Balance at December 31	25,997	17,700	21,197
Plus reinsurance recoverables	324	1,948	7,259

Balance at December 31	$26,321	$19,648	$28,456

The $2.4 million and $1.2 million favorable development in prior accident years recognized in 2005 and 2004, respectively, represent normal changes in actuarial estimates. The 2003 provision for losses and LAE for claims occurring in the current period includes a $2.1 million settlement of a bad faith claim, net of reinsurance, and adverse development primarily related to newly acquired business.
6. Reinsurance:
We reinsure a portion of the risk we underwrite in order to control the exposure to losses and to protect capital resources. We cede to reinsurers a portion of these risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Ceded reinsurance involves credit risk and is generally subject to aggregate loss limits. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we are ultimately liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after allowances for uncollectible amounts. We monitor the financial condition of reinsurers on an ongoing basis and review our reinsurance arrangements periodically. Reinsurers are selected based on their financial condition, business practices and the price of their product offerings.
For policies originated prior to April 1, 2003, we assumed the reinsurance of 100% of the Texas non-standard auto business produced by Phoenix General Agency (“PGA”) and underwritten by State & County and retroceded 55% of the business to Dorinco Reinsurance Company (“Dorinco”). Under this arrangement, we remain obligated to policyholders in the event that Dorinco does not meet its obligations under the retrocession agreement. From April 1, 2003 through September 30, 2004, we assumed the reinsurance of 45% of the Texas non-standard automobile policies produced by PGA and

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
underwritten either by State & County (for policies written from April 1, 2003 through September 30, 2003) or Old American County Mutual Fire Insurance Company (“OACM”) (for policies written from October 1, 2003 through September 30, 2004). During this period, the remaining 55% of each policy was directly assumed by Dorinco. Under these reinsurance arrangements, we are obligated to policyholders only for the portion of the risk that we assumed. Effective October 1, 2004, we assume and retain the reinsurance of 100% of the Texas non-standard automobile policies produced by PGA and underwritten by OACM.
Under our prior insurance arrangements with Dorinco, we earned ceding commissions based on loss ratio experience on the portion of policies reinsured by Dorinco. We received a provisional commission as policies were produced as an advance against the later determination of the commission actually earned. The provisional commission is adjusted periodically on a sliding scale based on expected loss ratios. As of December 31, 2005 and 2004, the accrued ceding commission payable to Dorinco was $0.4 million and $1.0 million, respectively. This accrual represents the difference between the provisional ceding commission received and the ceding commission earned based on current loss ratios.
The following table shows premiums directly written, assumed and ceded and reinsurance loss recoveries by period (in thousands):

	Twelve Months Ended
	December 31,

	2005	2004	2003

Written premium:
Direct	$44,237	$18,941	$22,359
Assumed	45,230	14,448	20,979
Ceded	(1,215)	(322)	(6,769)

Net written premium	$88,252	$33,067	$36,569

Earned premium:
Direct	$23,747	$19,028	$23,067
Assumed	35,885	14,030	34,380
Ceded	(448)	(613)	(15,472)

Net earned premium	$59,184	$32,445	$41,975

Reinsurance recoveries	$(492)	$163	$11,071

The following table presents our reinsurance recoverable balance as of December 31, 2005 by reinsurer (in thousands):

	Reinsurance	A.M. Best Rating
Reinsurer	Recoverable	of Reinsurer
Dorinco Reinsurance Company	$426	A- (Excellent	)
GE Reinsurance Corporation	10	A (Excellent	)
Platinum Underwriters Reinsurance, Inc.	8	A (Excellent	)

Total Reinsurance Recoverable	$444

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Our Phoenix Operating Unit presently retains 100% of the risk associated with all non-standard auto policies marketed by PGA. Our HGA Operating Unit currently purchases reinsurance for the following exposures:

•	Property Catastrophe — Our property catastrophe reinsurance reduces the financial impact a catastrophe could have on our commercial property insurance lines. Catastrophes might include multiple claims and policyholders. Catastrophes include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Our property catastrophe reinsurance is excess-of-loss reinsurance, which provides us reinsurance coverage for losses in excess of an agreed-upon amount. We utilize catastrophe models to assist in determining appropriate retention and limits to purchase. The terms of our current property catastrophe reinsurance effective, October 1, 2005, are:

•	We retain the first $1 million of property catastrophe losses; and

•	Our reinsurers reimburse us 95% for each $1 of loss in excess of our $1 million retention up to $4.75 million for each catastrophic occurrence, subject to a two event maximum for the contractual term.

•	Commercial Property — Our commercial property reinsurance reduces the financial impact a single-event or catastrophic loss may have on our results. It is excess-of-loss coverage. The terms of our current commercial property reinsurance effective, July 1, 2005, are:

•	We retain first $500 thousand of loss for each commercial property risk;

•	Our reinsurers reimburse us for the next $4.5 million for each commercial property risk; and

•	Individual risk facultative reinsurance is purchased on any commercial property with limits above $5 million.

•	Commercial Umbrella — Our commercial umbrella reinsurance reduces the financial impact of losses in this line of business. Our commercial umbrella reinsurance is quota-share reinsurance, in which the reinsurers share a proportional amount of the premiums and losses. Under our current commercial umbrella reinsurance effective, July 1, 2005, we retain 10% of the premiums and losses and cede 90% to our reinsurers.

•	Commercial Casualty — Our commercial casualty reinsurance reduces the financial impact a single-event loss may have on our results. It is excess-of-loss coverage. The terms of our current commercial casualty reinsurance effective, July 1, 2005, are:

•	We retain the first $500 thousand of any commercial liability loss, including commercial automobile liability; and

•	Our reinsurers reimburse us for the next $500 thousand for each commercial liability loss, including commercial automobile liability.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
7. Notes Payable:
On June 21, 2005, our newly formed trust entity completed a private placement of $30.0 million of 30-year floating rate trust preferred securities. Simultaneously, we borrowed $30.9 million from the trust subsidiary and contributed $30.0 million to AHIC in order to increase policyholder surplus. The note bears an initial interest rate of 7.725% until June 15, 2015, at which time interest will adjust quarterly to the three month LIBOR rate plus 3.25 percentage points. Under the terms of the note we pay interest only each quarter and the principal of the note at maturity. As of December 31, 2005, the note balance was $30.9 million.
8. Credit Facility:
On June 29, 2005, we entered into a credit facility with The Frost National Bank. The credit agreement was amended on July 15, 2005, to reduce the interest rate. Under this credit facility, the maximum amount available to us from time to time during 2005 was $7.5 million, which could include up to $2.0 million under a revolving line of credit, up to $3.5 million in five-year term loans and up to $7.5 million in five-year stand-by letters of credit. The borrowings under this credit facility accrued interest at an annual rate of three month LIBOR plus 2.00% and we paid letter of credit fees at the rate of 1.00% per annum. Our obligations under the credit facility are secured by a security interest in the capital stock of all of our subsidiaries, guaranties of all of our subsidiaries and the pledge of substantially all of our assets. The credit facility contains covenants which, among other things, require us to maintain certain financial and operating ratios and restrict certain distributions, transactions and organizational changes. As of December 31, 2005, there were no outstanding amounts due under our credit facility, and we were in compliance with or had obtained waivers of all of our covenants. In the third quarter of 2005, we issued a $4.0 million letter of credit under this facility to collateralize certain obligations under the agency agreement between HGA and Clarendon, effective July 1, 2004. This credit agreement was amended and restated in January, 2006. (See Note 17.)
9. Segment Information:
We have pursued our business activities through subsidiaries whose operations are organized into our HGA Operating Unit segment, which handles commercial insurance products and services, and our Phoenix Operating Unit segment, which handles non-standard personal automobile insurance products and services. Our HGA Operating Unit markets and underwrites commercial insurance policies through approximately 170 independent agencies operating primarily in the non-urban areas of Texas, New Mexico, Idaho, Oregon, Montana and Washington. Our Phoenix Operating Unit markets minimum limits non-standard automobile policies through approximately 760 independent agents in Texas, New Mexico and Arizona.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following is additional business segment information for the twelve months ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003

Revenues
HGA Operating Unit	$43,067	$23,563	$19,891
Phoenix Operating Unit	43,907	39,555	49,665
Corporate	61	3	3

Consolidated	$87,035	$63,121	$69,559

Depreciation Expense
HGA Operating Unit	$144	$144	$370
Phoenix Operating Unit	226	266	218
Corporate	16	13	6

Consolidated	$386	$423	$594

Interest Expense
HGA Operating Unit	$—	$—	$1
Phoenix Operating Unit	10	14	389
Corporate	1,254	50	881

Consolidated	$1,264	$64	$1,271

Tax Expense
HGA Operating Unit	$1,194	$569	$420
Phoenix Operating Unit	3,225	2,403	432
Corporate	(137)	(219)	(827)

Consolidated	$4,282	$2,753	$25

Pretax Income
HGA Operating Unit	$6,651	$3,028	$1,311
Phoenix Operating Unit	11,647	8,109	1,950
Corporate	(4,830)	(2,535)	(2,575)

Consolidated	$13,468	$8,602	$686

The $8.1 million extraordinary gain reported in 2003 from the acquisition of PIIC was attributed to the Corporate segment.
The following is additional business segment information as of the following dates (in thousands):

	December 31,

	2005	2004

Assets
HGA Operating Unit	$112,859	$18,557
Phoenix Operating Unit	91,625	63,136
Corporate	4,422	818

Consolidated	$208,906	$82,511

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
10. Earnings per Share
We have adopted the provisions of SFAS 128 requiring presentation of both basic and diluted earnings per share. A reconciliation of the numerators and denominators of the basic and diluted per share calculations (in thousands, except per share amounts) is presented below:

	2005	2004	2003

Numerator for both basic and diluted earnings per share:
Income before cumulative effect of change in accounting principle and extraordinary gain	$9,186	$5,849	$661
Extraordinary gain	—	—	8,084

Net income	$9,186	$5,849	$8,745

Denominator, basic shares	12,008	7,069	4,858
Effect of dilutive securities:
Stock options	96	61	68

Denominator, diluted shares	12,104	7,130	4,926

Basic earnings (loss) per share:
Income before cumulative effect of change in accounting principle and extraordinary gain	$0.76	$0.83	$0.14
Extraordinary gain	—	—	1.66

Net income	$0.76	$0.83	$1.80

Diluted earnings (loss) per share:
Income before cumulative effect of change in accounting principle and extraordinary gain	$0.76	$0.82	$0.13
Extraordinary gain	—	—	1.64

Net income	$0.76	$0.82	$1.77

Options to purchase 20,833 and 21,000 shares of common stock at prices ranging from $5.10 to $6.00 and $4.50 to $6.00 were outstanding at December 31, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because the inclusion would result in an anti-dilutive effect in periods where the option exercise price exceeded the average market price per share for the period.
In accordance with SFAS 128, we have restated the basic and diluted weighted average shares outstanding for the twelve months ended December 31, 2004 and 2003 for the effect of a bonus element from our stockholder rights offerings that were successfully completed in 2005 and 2003. According to SFAS 128, there is an assumed bonus element in a rights issue whose exercise price is less than the market value of the stock at the close of the rights offering period. This bonus element is treated as a stock dividend for reporting earnings per share. We have also restated the basic and diluted earnings per share to reflect a one-for-six reverse stock split effected July 31, 2006.
11. Regulatory Capital Restrictions:
AHIC’s 2005, 2004 and 2003 net income (loss) and stockholders’ equity (capital and surplus), as determined in accordance with statutory accounting practices, were ($4.6) million, $1.5 million and $2.0 million, and $63.7 million, $11.5 million and $10.0 million, respectively. The minimum statutory

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
capital and surplus required for Hallmark by the Texas Department of Insurance (“TDI”) is $2.0 million. Texas state law limits the payment of dividends to stockholders by property and casualty insurance companies. The maximum dividend that may be paid without prior approval of the Commissioner of Insurance is limited to the greater of 10% of statutory policyholders surplus as of the preceding calendar year end or the statutory net income of the preceding calendar year. AHIC did not pay any dividends to Hallmark in 2005. AHIC paid a dividend of $0.2 million in 2004 to Hallmark that was declared in 2003. Based on surplus at December 31, 2005, Hallmark could pay a dividend of up to $6.4 million to Hallmark during 2006 without TDI approval.
PIIC’s 2005, 2004 and 2003 net income (loss) and stockholders’ equity (capital and surplus), as determined in accordance with statutory accounting practices, were $2.7 million, $3.4 million and ($0.3) million, and $36.2 million, $14.0 million and $10.1 million, respectively. The minimum statutory capital and surplus required for PIIC by AZDOI is $1.5 million. Arizona insurance regulations generally limit distributions made by property and casualty insurers in any one year, without prior regulatory approval, to the lesser of 10% of statutory policyholders surplus as of the previous year end or net investment income for the prior year. Based on net investment income for 2005, the maximum dividend that may be paid by PIIC in 2006 without prior approval of the AZDOI is $1.6 million. PIIC did not pay any dividends to Hallmark during 2005 in order to strengthen policyholders’ surplus.
National Association of Insurance Commissioners (“NAIC”) requests property/casualty insurers to file a RBC calculation according to a specified formula. The purpose of the NAIC-designed formula is twofold: (1) to assess the adequacy of an insurer’s statutory capital and surplus based upon a variety of factors such as potential risks related to investment portfolio, ceded reinsurance and product mix; and (2) to assist state regulators under the RBC for Insurers Model Act by providing thresholds at which a state commissioner is authorized and expected to take regulatory action. AHIC’s 2005, 2004 and 2003 adjusted capital under the RBC calculation exceeded the minimum requirement by 600%, 412% and 186%, respectively. PIIC’s 2005, 2004 and 2003 adjusted capital under the RBC calculation exceeded the minimum requirement by 365%, 254% and 117%, respectively.
12. Stock Compensation Plans:
We have a stock compensation plan for key employees and non-employee directors, the 2005 Long Term Incentive Plan (“2005 LTIP”), that was approved by the shareholders on May 26, 2005. There are 833,333 shares authorized for issuance under the 2005 LTIP and 745,000 shares reserved for future issuance as of December 31, 2005. Our 1994 Key Employee Long Term Incentive Plan (the “Employee Plan”) and 1994 Non-Employee Director Stock Option Plan (the “Director Plan”) both expired in 2004. As of December 31, 2005, there were incentive stock options to purchase 88,333 shares of our common stock outstanding under the 2005 LTIP, incentive stock options to purchase 106,083 shares outstanding under the Employee Plan and non-qualified stock options to purchase 41,667 shares outstanding under the Director Plan. In addition, as of December 31, 2005, there were outstanding non-qualified stock options to purchase 16,667 shares of our common stock granted to certain non-employee directors outside the Director Plan in lieu of fees for service on our board of directors in 1999. The exercise price of all such outstanding stock options is equal to the fair market value of our common stock on the date of grant.
Options granted under the Employee Plan prior to October 31, 2003, vest 40% six months from the date of grant and an additional 20% on each of the first three anniversary dates of the grant and terminate ten years from the date of grant. Options granted under the 2005 LTIP and the Employee Plan after October 31, 2003, vest 10%, 20%, 30% and 40% on the first, second, third and fourth anniversary dates

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the grant, respectively, and terminate five years from the date of grant. All options granted under the Director Plan vest 40% six months from the date of grant and an additional 10% on each of the first six anniversary dates of the grant and terminate ten years from the date of grant. The options granted to non-employee directors outside the Director Plan fully vested six months after the date of grant and terminate ten years from the date of grant.
A summary of the status of the Company’s stock options as of December 31, 2005, 2004 and 2003 and the changes during the years ended on those dates is presented below:

	2005		2004		2003

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Shares of	Average	Shares of	Average	Shares of	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Options	Prices	Options	Prices	Options	Prices

Outstanding at beginning of the year	226,417	$3.72	210,583	$3.48	396,500	$3.00
Granted	88,333	$7.14	79,167	$3.54	34,166	$4.02
Exercised	(60,750)	$3.78	(17,500)	$2.70	(95,833)	$2.34
Forfeited	(1,250)	$2.64	(45,833)	$2.70	(124,250)	$2.94

Outstanding at end of the year	252,750	$4.92	226,417	$3.72	210,583	$3.48

Exercisable at end of the year	78,833	$3.78	124,000	$3.78	175,250	$3.36

Weighted average fair value of all options granted		$4.02		$2.04		$2.16
The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003

Expected Term	5.00	5.00	5.00
Expected Volatility	62.50%	67.45%	61.05%
Risk-Free Interest Rate	3.88%	3.12%	2.97%
The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted Avg.	Weighted		Weighted
	Number	Remaining	Avg.	Number	Avg.
	Outstanding	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	At 12/31/05	Actual Life	Price	at 12/31/05	Price

$2.22 to $3.47	92,083	3.5	$3.06	35,833	$2.52
$3.48 to $4.14	51,333	3.6	$3.96	23,667	$4.02
$4.15 to $7.14	109,334	7.9	$6.90	19,333	$5.88

$2.22 to $7.14	252,750	5.4	$4.92	78,833	$3.78

13. Retirement Plans:
Certain employees of the HGA Operating Unit were participants in a defined benefit cash balance plan covering all full-time employees who had completed at least 1,000 hours of service. This plan was frozen

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in March 2001 in anticipation of distribution of plan assets to members upon plan termination. All participants were vested when the plan was frozen.
The following tables provide detail of the changes in benefit obligations, components of benefit costs and weighted-average assumptions, and plan assets for the retirement plan as of and for the twelve months ending December 31, 2005, 2004 and 2003 (in thousands) using a measurement date of December 31.

	2005	2004	2003

Assumptions (end of period):
Discount rate used in determining benefit obligation	5.50%	5.75%	6.00%
Rate of compensation increase	N/A	N/A	N/A
Reconciliation of funded status (end of period):
Vested benefit obligation	$(12,936)	$(13,052)	$(12,482)
Accumulated benefit obligation	(12,959)	(13,081)	(12,517)
Projected benefit obligation	(12,959)	(13,081)	(12,517)
Fair value of plan assets	10,027	10,901	11,280

Funded status	$(2,932)	$(2,180)	$(1,237)
Unrecognized net obligation	—	—	—
Unrecognized prior service cost	—	—	—
Unrecognized actuarial (gain)/loss	2,847	2,086	887

Prepaid/(accrued) pension cost	$(85)	$(94)	$(350)

Changes in projected benefit obligation:
Benefit obligation as of beginning of period	$13,081	$12,517	$11,758
Interest cost	724	752	762
Actuarial liability (gain)/loss	352	830	1,085
Benefits paid	(1,198)	(1,018)	(1,088)

Benefit obligation as of end of period	$12,959	$13,081	$12,517

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004	2003

Change in plan assets:
Fair value of plan assets as of beginning of period	$10,901	$11,280	$11,154
Actual return on plan assets (net of expenses)	192	388	1,214
Employer contributions	132	251	—
Benefits paid	(1,198)	(1,018)	(1,088)

Fair value of plan assets as of end of period	$10,027	$10,901	$11,280

Net periodic pension cost:
Service cost — benefits earned during the period	$—	$—	$—
Interest cost on projected benefit obligation	724	752	762
Expected return on plan assets	(682)	(764)	(749)
Amortizations
Net obligation/(asset)	—	—	—
Unrecognized prior service cost	—	—	—
Unrecognized (gain)/loss	81	7	—

Net periodic pension cost (credit)	$123	$(5)	$13

Discount rate	5.75%	6.00%	6.50%
Expected return on plan assets	6.50%	7.00%	7.00%
Rate of compensation increase	N/A	N/A	N/A
The expected benefit payments under the plan are as follows (in thousands):

2006	$966
2007	$959
2008	$939
2009	$920
2010	$908
2011-2015	$4,463
As of December 31, 2005, the fair value of the plan assets was composed of cash and cash equivalents of $0.2 million, bonds and notes of $3.9 million and equity securities of $5.9 million. As of December 31, 2004, the fair value of the plan assets was composed of cash and cash equivalents of $0.3 million, bonds and notes of $4.4 million and equity securities of $6.2 million. We recorded a $2.9 million pension liability at December 31, 2005, of which, $2.8 million was additional minimum pension liability.
Our investment objectives are to preserve capital and to achieve long-term growth through a favorable rate of return equal to or greater than 5% over the long-term (60 yr.) average inflation rate as measured by the consumer price index. We prohibit investments in options, futures, precious metals, short sales and purchase on margin. In 2003, we instructed an asset allocation of 50% to 55% in equity securities to take a more conservative investment strategy.
To develop the expected long-term rate of return on assets assumption, we consider the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.5% long-term rate of return on assets assumption. To develop the discount rate used in determining the benefit obligation we used Moody’s

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Aaa corporate bond yields at the measurement date to match the timing and amounts of projected future benefits.
We estimate contributing $0.3 million to the defined benefit cash balance plan during 2006.
The following table shows the weighted-average asset allocation for the defined benefit cash balance plan held as of December 31, 2005 and 2004.

	12/31/05	12/31/04

Asset Category:
Debt securities	39%	41%
Equity securities	59%	57%
Other	2%	2%

Total	100%	100%

We sponsor a defined contribution plan. Under this plan, employees may contribute a portion of their compensation on a tax-deferred basis, and we may contribute a discretionary amount each year. We contributed $0.1 million for each of the twelve months ended December 31, 2005, 2004 and 2003.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Income Taxes:
The composition of deferred tax assets and liabilities and the related tax effects (in thousands) as of December 31, 2005 and 2004, are as follows:

	2005	2004

Deferred tax liabilities:
Deferred policy acquisition costs	$(3,089)	$(2,715)
Profit sharing commission	(1,033)	(74)
Agency relationship	(211)	(208)
Goodwill	—	(59)
Unrealized holding gains on investments	—	(312)
Fixed asset depreciation	(112)	(131)
Loss reserve discount	(12)	(27)
Other	(97)	(93)

Total deferred tax liabilities	$(4,554)	$(3,619)

Deferred tax assets:
Unearned premiums	$2,398	$421
Deferred ceding commissions	788	3,182
Pension liability	1,097	806
Net operating loss carry-forward	1,796	1,796
Unrealized holding losses on investments	360	—
Allowance for bad debt	9	189
Unpaid loss and loss adjustment expense	1,064	846
Goodwill	1,502	1,700
Rent reserve	107	126
Investment impairments	201	188
Unearned revenue	67	289
Risk premium reserve	18	42
Other	23	91

Total deferred tax assets	$9,430	$9,676

Net deferred tax asset before valuation allowance	4,876	6,057
Valuation allowance	884	884

Net deferred tax asset	$3,992	$5,173

A valuation allowance is provided against our deferred tax asset to the extent that we do not believe it is more likely than not that future taxable income will be adequate to realize these future tax benefits. This allowance was $0.9 million at December 31, 2005 and December 31, 2004. The valuation allowance is provided against a net operating loss carry-forward subject to limitations on its utilization. Based on the evidence available as of December 31, 2005, we believe that it is more likely than not that the remaining net deferred tax assets will be realized. However, this assessment may change during 2006 if our financial results do not meet our current expectations.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
A reconciliation of the income tax provisions (in thousands) based on the statutory tax rate to the provision reflected in the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003

Computed expected income tax expense at statutory regulatory tax rate	$4,579	$2,925	$233
Meals and entertainment	6	6	5
Tax exempt interest	(302)	(309)	(122)
Dividends received deduction	(11)	33	(28)
State taxes (net of federal benefit)	158	69	(6)
Other	(148)	29	(57)

Income tax expense	$4,282	$2,753	$25

Current income tax expense (benefit)	$2,139	$3,540	$(89)
Deferred tax expense (benefit)	2,143	(787)	114

Income tax expense	$4,282	$2,753	$25

Approximately $0.1 million of the 2005 current income tax provision results from tax deductible goodwill from the PIIC acquisition.
We have available, for federal income tax purposes, unused net operating loss of approximately $5.3 million at December 31, 2005. The losses were acquired as part of the PIIC acquisition and may be used to offset future taxable income. Utilization of the losses is limited under Internal Revenue Code Section 382. Due to this limitation, we believe that $2.6 million of the net operating loss carry-forwards may expire unutilized. Therefore, a valuation allowance of $2.6 million has been established against these net operating loss carry-forwards. The Internal Revenue Code has provided that effective with tax years beginning September 1997, the carry-back and carry-forward periods are 2 years and 20 years, respectively, with respect to newly generated operating losses. The net operating losses (in thousands) will expire, if unused, as follows:

Year

2021	$2,600
2022	2,700

$5,300

15. Commitments and Contingencies:
We have several leases, primarily for office facilities and computer equipment, which expire in various years through 2011. Certain of these leases contain renewal options. Rental expense amounted to $1.2 million, $1.2 million and $1.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Future minimum lease payments (in thousands) under non-cancelable operating leases as of December 31, 2005 are as follows:

Year

2006	$1,103
2007	1,021
2008	943
2009	390
2010	383
2011 and thereafter	187

Total minimum lease payments	$4,027

From time to time, assessments are levied on us by the guaranty association of the State of Texas. Such assessments are made primarily to cover the losses of policyholders of insolvent or rehabilitated insurers. Since these assessments can be recovered through a reduction in future premium taxes paid, we capitalize the assessments as they are paid and amortize the capitalized balance against our premium tax expense. There were no assessments during 2005, 2004 or 2003.
16. Concentrations of Credit Risk:
We maintain cash equivalents in accounts with six financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. We monitor the financial stability of the depository institutions regularly and do not believe excessive risk of depository institution failure exists at December 31, 2005.
We are also subject to credit risk with respect to reinsurers to whom we have ceded underwriting risk. Although a reinsurer is liable for losses to the extent of the coverage it assumes, we remain obligated to our policyholders in the event that the reinsurers do not meet their obligations under the reinsurance agreements. In order to mitigate credit risk to reinsurance companies, we use financially strong reinsurers with an A.M. Best rating of “A-” or better.
Our reinsurance coverage has historically been provided primarily by Dorinco since July 1, 2000. Effective October 1, 2004, we do not utilize any quota share reinsurance. Our reinsurance recoverable balance at December 31, 2005 is due from three reinsurers.
17. Subsequent Events:
On November 14, 2005, we announced the signing of a definitive purchase agreement to acquire all of the issued and outstanding capital stock of Texas General Agency, Inc. and certain affiliated companies for an aggregate cash purchase price of up to $45.6 million, consisting of unconditional consideration of $37.6 million and contingent consideration of $8.0 million. Of the unconditional consideration, $13.9 million was paid at closing and $14.3 million will be paid on or before the January 1, 2007 and $9.5 million will be paid on or before January 1, 2008. The payment of any contingent consideration is conditioned on the sellers complying with certain restrictive covenants and TGA achieving certain operational objectives related to premium production and loss ratios. The contingent consideration, if any, will be payable on or before March 30, 2009, unless the sellers elect to defer payment until March 30 of any subsequent year in order to permit further development of the loss ratios. In addition to the purchase price, we will pay $2.0 million to the sellers in consideration of their compliance with

HALLMARK FINANCIAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
certain restrictive covenants, including a covenant not to compete for a period of five years after closing. Of this additional amount, $750 thousand was paid at closing, $750 thousand will be paid on or before January 1, 2007 and $500 thousand will be paid on or before January 1, 2008. This transaction was closed effective January 1, 2006. We have not finalized the purchase price allocation as of the date of this report.
On December 13, 2005, we announced the signing of a definitive agreement to acquire all of the issued and outstanding membership interests in Aerospace Holdings, LLC for an aggregate consideration of up to $15.0 million, consisting of unconditional consideration of $12.5 million due in cash at closing and contingent consideration of up to $2.5 million. The unconditional consideration is allocated $11.9 million to the purchase price and $0.6 million to the seller’s compliance with certain restrictive covenants, including a covenant not to compete for a period of five years after closing. The payment of contingent consideration is conditioned on the seller complying with its restrictive covenants and Aerospace achieving certain operational objectives related to premium production and loss ratios. The contingent consideration, if any, will be payable in cash on or before March 30, 2009, unless the seller elects to defer a portion of the payment in order to permit further development of loss ratios. This transaction was also closed effective January 1, 2006. We had not finalized Aerospace’s purchase price allocation as of the date of this report.
On January 3, 2006, we executed a promissory note payable to Newcastle Partners, L.P. in the amount of $12.5 million in order to obtain funding to complete the acquisition of Aerospace. The promissory note bears interest at the rate of 10% per annum. The unpaid principal balance of the promissory note, together with all accrued and unpaid interest, is due and payable on demand at any time after June 30, 2006. We intend to retire the promissory note with proceeds from a rights offering to our stockholders during 2006.
On January 27, 2006, we amended and restated the credit agreement with Frost National Bank to a $20.0 million revolving credit facility, with a $5.0 million letter of credit sub-facility. We borrowed $15.0 million under the revolving credit facility to fund the cash required to close the TGA acquisition. Principal outstanding under the revolving credit facility generally bears interest at the three month Eurodollar rate plus 2.00%, payable quarterly in arrears. The amended and restated credit agreement terminates on January 27, 2008.
On January 27, 2006, we issued $25.0 million in subordinated convertible promissory notes to the Opportunity Funds. Each convertible note bears interest at 4% per annum, which rate increases to 10% per annum in the event of default. Interest is payable quarterly in arrears commencing March 31, 2006. Principal and all accrued but unpaid interest is due at maturity on July 27, 2007. Subject to stockholder approval, the convertible notes are convertible by the holders into approximately 3.3 million shares of our common stock (subject to certain anti-dilution provisions), and will be automatically converted to such common stock at maturity.

UNAUDITED SELECTED QUARTERLY INFORMATION

	2005				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenue	$17,445	$17,785	$25,167	$26,638	$15,773	$15,650	$15,646	$16,052
Total expense	14,741	14,774	21,516	22,536	13,697	13,454	13,377	13,991

Income before tax	2,704	3,011	3,651	4,102	2,076	2,196	2,269	2,061
Income tax expense	889	1,007	1,178	1,208	664	703	726	660

Net income	$1,815	$2,004	$2,473	$2,894	$1,412	$1,493	$1,543	$1,401

Basic earnings per share (1):	$0.26	$0.20	$0.17	$0.20	$0.20	$0.21	$0.22	$0.20

Diluted earnings per share (1):	$0.25	$0.20	$0.17	$0.20	$0.20	$0.21	$0.22	$0.20

(1)	We issued 8.3 million shares of our common stock during the second quarter of 2005 in connection with our stockholder rights offering. In accordance with SFAS 128, we have restated the basic and diluted weighted average shares outstanding for prior periods for the effect of a bonus element from the rights offering. According to SFAS 128, there is an assumed bonus element in a rights issue whose exercise price is less than the market value of the stock at the close of the rights offering period. This bonus element is treated as a stock dividend for reporting earnings per share.

FINANCIAL STATEMENT SCHEDULES
Schedule II — Condensed Financial Information of Registrant (Parent Company Only)
HALLMARK FINANCIAL SERVICES, INC.
BALANCE SHEETS
December 31, 2005 and 2004
(In thousands)

	2005	2004

ASSETS
Equity securities, available-for-sale, at fair value	$986	$50
Cash and cash equivalents	1,941	578
Investment in subsidiaries	118,250	36,045
Deferred federal income taxes	969	983
Other assets	1,379	112

	$123,525	$37,768

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$30,928	$—
Unpaid losses and loss adjustment expenses	49	114
Current federal income tax payable	467	1,033
Accounts payable and other accrued expenses	6,893	3,965

	38,337	5,112

Stockholders’ equity:
Common stock, $0.18 par value, authorized 16,666,667 shares; issued 14,476,102 shares in 2005 and 6,142,768 shares in 2004	2,606	1,106
Capital in excess of par value	62,907	19,647
Retained earnings	22,289	13,103
Accumulated other comprehensive income	(2,597)	(759)
Treasury stock, 2,470 shares in 2005 and 63,220 shares in 2004, at cost	(17)	(441)

Total stockholders’ equity	85,188	32,656

	$123,525	$37,768

Schedule II (continued) — Condensed Financial Information of Registrant (Parent Company Only)
HALLMARK FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2005 and 2004
(In thousands)

	2005	2004

Investment income, net of expenses	$61	$3
Undistributed share of net earnings in subsidiaries	9,048	6,315
Management fee income	4,830	1,850

Total revenues	13,939	8,168
Losses and loss adjustment expenses	(65)	(106)
Other operating costs and expenses	3,701	2,593
Interest expense	1,254	51

Total expenses	4,890	2,538
Income before income tax	9,049	5,630
Income tax benefit	(137)	(219)

Net income	$9,186	$5,849

Schedule II (continued) — Condensed Financial Information of Registrant (Parent Company Only)
HALLMARK FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOW
For the Years Ended December 31, 2005 and 2004
(In thousands)

	2005	2004

Cash flows from operating activities:
Net income	$9,186	$5,849
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization expense	16	39
Deferred income tax benefit	14	(914)
Change in unpaid losses and loss adjustment expenses	(65)	(106)
Undistributed share of net (earnings) loss of subsidiaries	(9,048)	(6,315)
Change in current federal income tax payable/recoverable	(566)	1,169
Change in all other liabilities	2,928	(72)
Change in all other assets	(286)	(25)

Net cash provided by (used in) operating activities	2,179	(375)
Cash flows from investing activities:
Purchases of property and equipment	(30)	(14)
Purchase of equity securities	(928)	—
Capital contributed to insurance company subsidiaries	(75,000)	—

Net cash used in investing activities	(75,958)	(14)
Cash flows from financing activities:
Proceeds from exercise of employee stock options	230	48
Proceeds from borrowings	30,928	—
Debt issuance costs	(907)	—
Proceeds from rights offering	44,891
Repayment of borrowings	—	(991)

Net cash used in financing activities	75,142	(943)
Decrease in cash and cash equivalents	1,363	(1,332)
Cash and cash equivalents at beginning of year	578	1,910

Cash and cash equivalents at end of year	$1,941	$578

Supplemental cash flow information:
Interest (paid)	$(1,157)	$(51)

Income taxes (paid) recovered	$(415)	$474

HALLMARK FINANCIAL SERVICES
Schedule III — Supplementary Insurance Information
(In thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K

		Future
		Policy
		Benefits,		Other			Benefits,
		Losses,		Policy			Claims,	Amortization
	Deferred	Claims and		Claims			Losses	of Deferred
	Policy	Loss		and		Net	and	Policy	Other
	Acquisition	Adjustment	Unearned	Benefits	Premium	Investment	Settlement	Acquisition	Operating	Premiums
Segment	Cost	Expenses	Premiums	Payable	Revenue	Income	Expenses	Costs	Expenses	Written

2005
Phoenix Operating Unit	$1,318	$16,457	$5,762	$—	$37,433	$2,283	$21,239	$11,626	$10,839	$37,003
Commercial Ins. Operation	7,846	9,815	30,265	—	21,751	1,492	12,610	15,216	30,448	51,249
Corporate	—	49	—	—	—	61	(65)	—	3,701	—

Consolidated	$9,164	$26,321	$36,027	$—	$59,184	$3,836	$33,784	$26,842	$44,988	$88,252

2004
Phoenix Operating Unit	$1,491	$19,534	$6,192	$—	$32,445	$1,372	$19,243	$10,176	$11,881	$33,067
Commercial Ins. Operation	5,984	—	—	—	—	11	—	12,112	21,145	—
Corporate	—	114	—	—	—	3	(106)	—	2,593	—

Consolidated	$7,475	$19,648	$6,192	$—	$32,445	$1,386	$19,137	$22,288	$35,619	$33,067

HALLMARK FINANCIAL SERVICES
Schedule IV — Reinsurance
(In thousands)

Column A	Column B	Column C	Column D	Column E	Column F

Percentage
		Ceded to	Assumed		of Amount
	Gross	Other	From Other	Net	Assumed to
	Amount	Companies	Companies	Amount	Net

Year Ended December 31, 2005
Life insurance in force	$—	$—	$—	$—

Premiums
Life insurance	—	—	—	—
Accident and health insurance	—	—	—	—
Property and liability insurance	23,747	448	35,885	59,184	60.6%
Title Insurance	—	—	—	—

Total premiums	$23,747	$448	$35,885	$59,184	60.6%

Year Ended December 31, 2004
Life insurance in force	$—	$—	$—	$—

Premiums
Life insurance	—	—	—	—
Accident and health insurance	—	—	—	—
Property and liability insurance	19,028	613	14,030	32,445	43.2%
Title Insurance	—	—	—	—

Total premiums	$19,028	$613	$14,030	$32,445	43.2%

HALLMARK FINANCIAL SERVICES
SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS
(In thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H		Column I	Column J	Column K

							Claims and Claim
		Reserves					Adjustment Expenses
		for Unpaid	Discount				Incurred Related to		Amortization	Paid
	Deferred	Claims and	if any,						of Deferred	Claims and
Affiliation	Policy	Claim	Deducted			Net	(1)	(2)	Policy	Claims
With	Acquisition	Adjustment	in	Unearned	Earned	Investment	Current	Prior	Acquisition	Adjustment	Premiums
Registrant	Costs	Expenses	Column C	Premiums	Premiums	Income	Year	Years	Costs	Expenses	Written

(a) Consolidated property-casualty Entities
2005	$9,164	$26,321	$—	$36,027	$59,184	$3,836	$36,184	$(2,400)	$26,842	$25,487	$88,252
2004	$7,475	$19,648	$—	$6,192	$32,445	$1,386	$20,331	$(1,194)	$22,288	$22,634	$33,067

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands)

	March 31	December 31
	2006	2005

	(unaudited)	(audited)
ASSETS
Investments:
Debt securities, available-for-sale, at market value	$97,210	$79,360
Equity securities, available-for-sale, at market value	4,513	3,403
Short-term investments, available-for-sale, at market value	335	12,281

Total investments	102,058	95,044
Cash and cash equivalents	65,034	44,528
Restricted cash and investments	41,762	13,802
Premiums receivable	45,078	26,530
Accounts receivable	32,364	2,083
Prepaid reinsurance premium	1,314	767
Reinsurance recoverable	1,577	444
Deferred policy acquisition costs	11,091	9,164
Excess of cost over fair value of net assets acquired	31,781	4,836
Intangible assets	27,794	459
Deferred federal income taxes	—	3,992
Other assets	9,290	7,257

Total assets	$369,143	$208,906

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$48,968	$30,928
Note payable to related party	12,500	—
Convertible notes payable (net of $8,453 unamortized discount)	16,547	—
Structured settlements	23,804	—
Unpaid losses and loss adjustment expenses	43,672	26,321
Unearned premiums	57,853	36,027
Unearned revenue	11,184	4,055
Reinsurance balances payable	310	116
Accrued agent profit sharing	519	2,173
Accrued ceding commission payable	11,650	11,430
Pension liability	2,954	2,932
Deferred federal income taxes	6,081	—
Current federal income tax payable	2,220	300
Accounts payable and other accrued expenses	38,017	9,436

Total liabilities	276,279	123,718
Commitments and Contingencies
Stockholders’ equity:
Common stock, $0.18 par value (authorized 16,666,667 shares; issued 14,492,768 shares in 2006 and 14,476,102 shares in 2005)	2,609	2,606
Additional paid in capital	69,034	62,907
Retained earnings	24,715	22,289
Accumulated other comprehensive income (loss)	(3,417)	(2,597)
Treasury stock, at cost (7,828 shares in 2006 and 2,470 in 2005)	(77)	(17)

Total stockholders’ equity	92,864	85,188

	$369,143	$208,906

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
($ in thousands, except per share amounts)

	Three Months Ended
	March 31

	2006	2005

Gross premiums written	$47,735	$10,634
Ceded premiums written	(1,956)	—

Net premiums written	45,779	10,634
Change in unearned premiums	(17,345)	(594)

Net premiums earned	28,434	10,040
Investment income, net of expenses	2,357	411
Realized loss	(83)	—
Finance charges	687	540
Commission and fees	12,264	4,812
Processing and service fees	857	1,634
Other income	4	8

Total revenues	44,520	17,445
Losses and loss adjustment expenses	16,690	6,026
Other operating costs and expenses	21,026	8,705
Interest expense	1,585	3
Interest expense from amortization of discount on convertible notes	1,117	—
Amortization of intangible asset	573	7

Total expenses	40,991	14,741
Income before tax	3,529	2,704
Income tax expense	1,103	889

Net income	$2,426	$1,815

Common stockholders net income per share:
Basic	$0.14	$0.26

Diluted	$0.14	$0.25

Convertible noteholders net income per share:
Basic	$0.14	n/a

Diluted	$0.14	n/a

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(unaudited)
($ in thousands)

	Three Months Ended
	March 31,

	2006	2005

Common Stock
Balance, beginning of period	$2,606	$1,106
Issuance of common stock upon option exercises	3	—

Balance, end of period	2,609	1,106

Additional Paid-In Capital
Balance, beginning of period	62,907	19,647
Discount on convertible notes	6,032	—
Equity based compensation	24	9
Exercise of stock options	71	(16)

Balance, end of period	69,034	19,640

Retained Earnings
Balance, beginning of period	22,289	13,103
Net income	2,426	1,815

Balance, end of period	24,715	14,918

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	(2,597)	(759)
Additional minimum pension liability, net of tax	—	30
Unrealized gains (losses) on securities, net of tax	(820)	(511)

Balance, end of period	(3,417)	(1,240)

Treasury Stock
Balance, beginning of period	(17)	(441)
Acquisition of treasury shares	(100)	—
Exercise of stock options	40	29

Balance, end of period	(77)	(412)

Stockholders’ Equity	$92,864	$34,012

Net income	$2,426	$1,815
Additional minimum pension liability, net of tax	—	30
Unrealized gains (losses) on securities, net of tax	(820)	(511)

Comprehensive Income	$1,606	$1,334

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
($ in thousands)

	Three Months Ended
	March 31,

	2006	2005

Cash flows from operating activities:
Net income	$2,426	$1,815
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization expense	800	72
Interest expense related to amortization of discount on convertible notes	1,117	—
Deferred federal income tax expense	(1,756)	266
Realized loss on investments	83	—
Change in prepaid reinsurance premiums	(547)	—
Change in premiums receivable	(17,430)	(255)
Change in accounts receivable	(4,230)	1,103
Change in deferred policy acquisition costs	(1,927)	(372)
Change in unpaid losses and loss adjustment expenses	7,861	(443)
Change in unearned premiums	17,882	594
Change in unearned revenue	(2,230)	229
Change in accrued agent profit sharing	(1,654)	(1,417)
Change in reinsurance recoverable	(493)	1,146
Change in reinsurance balances payable	(455)	—
Change in current federal income tax payable/recoverable	1,033	(1,177)
Change in accrued ceding commission payable	220	(4)
Change in all other liabilities	7,906	(1,618)
Change in all other assets	976	(180)

Net cash provided by (used in) operating activities	9,582	(241)

Cash flows from investing activities:
Purchases of property and equipment	(106)	(52)
Premium finance notes repaid, net of finance notes originated	(1,745)	—
Acquisition of subsidiaries, net of cash acquired	(25,964)	—
Change in restricted cash and investments	(25,138)	29
Purchases of debt and equity securities	(4,532)	(5,076)
Maturities and redemptions of investment securities	3,923	1
Net redemptions (purchases) of short-term investments	11,946	(1,297)

Net cash used in investing activities	(41,616)	(6,395)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	40	13
Proceeds from issuance of convertible debt	25,000	—
Proceeds from note payable to related party	12,500	—
Proceeds from revolving loan on credit facility	15,000	—

Net cash provided by financing activities	52,540	13

Increase (decrease) in cash and cash equivalents	20,506	(6,623)
Cash and cash equivalents at beginning of period	44,528	12,901

Cash and cash equivalents at end of period	$65,034	$6,278

Supplemental Cash Flow Information:
Interest paid	$983	$3

Taxes paid	$1,800	$1,800

The accompanying notes are an integral part of the consolidated financial statements

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. General
Hallmark Financial Services, Inc. (“Hallmark” and, together with subsidiaries, “we,” “us,” “our”) is an insurance holding company engaged in the sale of property/casualty insurance products to businesses and individuals. Our business involves marketing, distributing, underwriting and servicing commercial insurance in Texas, New Mexico, Idaho, Oregon, Montana, Louisiana, Oklahoma and Washington; marketing, distributing, underwriting and servicing non-standard personal automobile insurance in Texas, New Mexico, Arizona, Oklahoma and Idaho; marketing, distributing, underwriting and servicing general aviation insurance in 48 states; and other insurance related services. We pursue our business activities through subsidiaries whose operations are organized by producing companies into our HGA Operating Unit, which includes the commercial insurance products and services handled by Hallmark General Agency, Inc. (“HGA”) and Effective Claims Management, Inc. (“ECM”); our TGA Operating Unit, which includes the commercial insurance products and services handled by Texas General Agency, Inc. (“TGA”), Pan American Acceptance Corporation (“PAAC”) and TGA Special Risk, Inc. (“TGASRI”); our Phoenix Operating Unit, which includes the non-standard personal automobile insurance products and services handled by American Hallmark General Agency, Inc. and Hallmark Claims Services, Inc. (both of which do business as Phoenix General Agency); and our Aerospace Operating Unit, which includes the general aviation insurance products and services handled by Aerospace Holdings, LLC (“Aerospace”) and its wholly-owned subsidiaries. The subsidiary companies in our TGA Operating Unit and Aerospace Operating Unit were all acquired effective January 1, 2006. The retained premium produced by our operating segments is supported by our insurance company subsidiaries, American Hallmark Insurance Company of Texas (“AHIC”), Phoenix Indemnity Insurance Company (“PIIC”) and Gulf States Insurance Company (“GSIC”), the latter of which is a wholly owned subsidiary of TGA which was acquired by Hallmark effective January 1, 2006.
2. Basis of Presentation
Our unaudited consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepting accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission for interim financial reporting. These financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2005 included in our Annual Report on Form 10-K filed with the SEC.
The interim financial data as of March 31, 2006 and 2005 is unaudited. However, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results of operations for the period ended March 31, 2006 are not necessarily indicative of the operating results to be expected for the full year.
Reclassification
Certain previously reported amounts have been reclassified in order to conform to current year presentation. Such reclassification had no effect on net income or stockholders’ equity.

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Redesignation of Segments
Effective January 1, 2006, our Commercial Insurance Operation has been redesignated as our HGA Operating Unit and our Personal Insurance Operation has been redesignated as our Phoenix Operating Unit, in each case without change in the composition of the reporting segment.
Reverse Stock Split
All share and per share amounts have been adjusted to reflect a one-for-six reverse split of all issued and unissued shares of our authorized common stock effected July 31, 2006, and a corresponding increase in the par value of our authorized common stock from $0.03 per share to $0.18 per share.
Use of Estimates in the Preparation of the Financial Statements
Our preparation of financial statements in conformity with generally accepting accounting principles requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of our financial statements, as well as our reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.
Recently Issued Accounting Standards
In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amended FASB Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the prospective method provisions of SFAS 148. Under the prospective method, we have applied the fair value based method of accounting for our stock-based payments for option grants after December 31, 2002.
In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R “Share-Based Payment” (“SFAS 123R”), which revises SFAS 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”). SFAS 123R eliminates an entity’s ability to account for share-based payments using APB 25 and requires that all such transactions be accounted for using a fair value based method. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R from the first interim or annual period beginning after June 15, 2005 to the next fiscal year beginning after June 15, 2005. We adopted SFAS 123R on January 1, 2006 using the modified-prospective transition method. Under the modified-prospective transition method, compensation cost recognized during the period should include compensation cost for all share-based payments granted to, but not yet vested as of January 1, 2006, based on grant date fair value estimates in accordance with the original provisions of SFAS 123 and compensation cost for all share-based payments granted after January 1, 2006 in accordance with SFAS 123R. Since we adopted the fair value method of SFAS 123 under the prospective method provision of SFAS 148 beginning January 1, 2003, we have a small amount of unvested share-based payments granted prior to January 1, 2003. During the first three months of 2006, we recognized approximately $3 thousand of additional compensation expense under SFAS 123R. SFAS 123R also requires the benefits of tax deductions in excess of recognized stock compensation cost

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
to be reported as a financing cash flow, rather than as an operating cash flow as previously required. (See Note 4, “Share-Based Payment Arrangements.”)
Had compensation cost for all of our stock option grants under our stock compensation plans been determined based on fair value at the grant date in accordance with the fair value provisions of SFAS 123, our net income and earnings per share for the three months ended March 31, 2005 would have been the pro forma amounts indicated below. Actual results for the three months ended March 31, 2006 have been determined in accordance with the fair value provisions of SFAS 123R and, therefore, pro forma results for such period are not necessary.

Three Months
Ended
March 31,
(In thousands)	2005

Net income as reported	$1,815
Add: Stock-based compensation expenses included in reported net income, net of related tax effects	6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9)
Pro forma net income	$1,812

Earnings per share:
Basic — as reported	$0.26

Basic — pro forma	$0.26

Diluted — as reported	$0.25

Diluted — pro forma	$0.25

3. Business Combinations
We account for business combinations using the purchase method of accounting. The cost of an acquired entity is allocated to the assets acquired (including identified intangible assets) and liabilities assumed based on their estimated fair values. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is an asset referred to as “excess of cost over net assets acquired” or “goodwill.” Indirect and general expenses related to business combinations are expensed as incurred.
Effective January 1, 2006, we acquired all of the issued and outstanding capital stock of TGA and certain affiliated companies (collectively, the “TGA Group”) for an aggregate cash purchase price of up to $45.6 million, consisting of unconditional consideration of $37.6 million and contingent consideration of $8.0 million. Of the unconditional consideration, $13.9 million was paid at closing and $14.3 million will be paid on or before January 1, 2007 and $9.5 million will be paid on or before January 1, 2008. The payment of any contingent consideration is conditioned on the sellers complying with certain restrictive covenants and the TGA Group achieving certain operational objectives related to premium production and loss ratios. The contingent consideration, if any, will be payable on or before March 30, 2009, unless the sellers elect to defer payment until March 30 of any subsequent year in order to permit further development of the loss ratios. In addition to the purchase price, we will pay $2.0 million to the sellers in consideration of their compliance with certain restrictive covenants, including a covenant not to

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
compete for a period of five years after closing. Of this additional amount, $750 thousand was paid at closing, $750 thousand will be paid on or before January 1, 2007 and $500 thousand will be paid on or before January 1, 2008.
TGA is a managing general agency involved in the marketing, distribution, underwriting and servicing of property/casualty insurance products, with a particular emphasis on commercial automobile and general liability risks produced on an excess and surplus lines basis. The other affiliated companies in the TGA Group are TGA’s wholly owned insurance subsidiary, GSIC, which reinsures a portion of the business written by TGA; TGASRI, which brokers mobile home insurance; and PAAC, which finances premiums on property/casualty insurance products marketed by TGA and TGASRI. The acquisition is expected to significantly expand the scope of our insurance marketing operations and provide opportunities for increased underwriting by our insurance company subsidiaries. Interim financial statements for the TGA Group prepared on the basis of GAAP are not available for 2005 and, therefore, quarterly supplemental pro forma disclosures are not included in this report.
Effective January 1, 2006, we also acquired all of the issued and outstanding membership interests in Aerospace for an aggregate consideration of up to $15.0 million, consisting of unconditional consideration of $12.5 million due in cash at closing and contingent consideration of up to $2.5 million. The unconditional consideration of $12.5 million is allocated $11.9 million to the purchase price and $0.6 million to the seller’s compliance with certain restrictive covenants, including a covenant not to compete for a period of five years after closing. The payment of contingent consideration is conditioned on the seller complying with its restrictive covenants and Aerospace achieving certain operational objectives related to premium production and loss ratios. The contingent consideration, if any, will be payable in cash on or before March 30, 2009, unless the seller elects to defer a portion of the payment in order to permit further development of loss ratios.
Aerospace, through various wholly owned subsidiaries, including Aerospace Insurance Managers, Inc., is involved in the marketing, distribution, underwriting and servicing of general aviation property/casualty insurance products with a particular emphasis on private and small commercial aircraft. With the acquisition of Aerospace, Hallmark entered the general aviation market as part of our continuing strategy to expand into specialty lines businesses. Interim financial statements for Aerospace prepared on the basis of GAAP are not available for 2005 and, therefore, quarterly supplemental pro forma disclosures are not included in this report.
4. Supplemental Cash Flow Information
Effective January 1, 2006, we acquired the TGA Group and Aerospace. (See Note 3, “Business Combinations.”) In conjunction with the acquisitions, cash and cash equivalents were used in the acquisitions as follows (in thousands):

	TGA Group	Aerospace

Fair value of tangible assets excluding cash and cash equivalents	$52,906	$8,391
Fair value of intangible assets acquired	31,585	12,575
Capitalized direct expenses	232	36
Structured settlement	(23,542)	—
Liabilities assumed	(48,522)	(7,697)

Cash and cash equivalents used in acquisitions	$12,659	$13,305

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the three months ended March 31, 2006 and 2005, we had non-cash stock-based compensation expense of $25 thousand and $9 thousand, respectively.
5. Share-Based Payment Arrangements
Our 2005 Long Term Incentive Plan (“2005 LTIP”) is a stock compensation plan for key employees and non-employee directors that was approved by the stockholders on May 26, 2005. There are 833,333 shares authorized for issuance under the 2005 LTIP. Our 1994 Key Employee Long Term Incentive Plan (the “Employee Plan”) and 1994 Non-Employee Director Stock Option Plan (the “Director Plan”) both expired in 2004.
As of March 31, 2006, there were incentive stock options to purchase 88,333 shares of our common stock outstanding under the 2005 LTIP, leaving 745,000 shares reserved for future issuance. As of March 31, 2006, there were incentive stock options to purchase 101,917 shares outstanding under the Employee Plan and non-qualified stock options to purchase 25,000 shares outstanding under the Director Plan. In addition, as of March 31, 2006, there were outstanding non-qualified stock options to purchase 16,667 shares of our common stock granted to certain non-employee directors outside the Director Plan in lieu of fees for service on our board of directors in 1999. The exercise price of all such outstanding stock options is equal to the fair market value of our common stock on the date of grant.
Options granted under the Employee Plan prior to October 31, 2003, vest 40% six months from the date of grant and an additional 20% on each of the first three anniversary dates of the grant and terminate ten years from the date of grant. Options granted under the 2005 LTIP and the Employee Plan after October 31, 2003, vest 10%, 20%, 30% and 40% on the first, second, third and fourth anniversary dates of the grant, respectively, and terminate five years from the date of grant. All options granted under the Director Plan vest 40% six months from the date of grant and an additional 10% on each of the first six anniversary dates of the grant and terminate ten years from the date of grant. The options granted to non-employee directors outside the Director Plan fully vested six months after the date of grant and terminate ten years from the date of grant.
A summary of the status of our stock options as of and changes during the year-to-date ended March 31, 2006 is presented below:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Number of	Exercise	Term	Value
	Shares	Price	(Years)	($000)

Outstanding at January 1, 2006	252,750	$4.92	—	—
Granted	—	$—	—	—
Exercised	(20,833)	$5.52	—	—
Forfeited or expired	—	$—	—	—

Outstanding at March 31, 2006	231,917	$4.86	5.6	$1,226
Exercisable at March 31, 2006	81,167	$3.30	3.7	$553
There were no options granted in either the first quarter of 2006 or 2005. The total intrinsic value of options exercised during the first quarter of 2006 and 2005 was $103 thousand and $19 thousand, respectively. The total cost of share-based payments charged against income before income tax benefit for the first quarter of 2006 and 2005 was $22 thousand and $9 thousand, respectively. The amount of

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
related income tax benefit recognized in income for the first quarter of 2006 and 2005 was $8 thousand and $3 thousand, respectively. As of March 31, 2006, there was $0.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under our plans, of which $0.1 million is expected to be recognized in each of 2006, 2007, 2008 and 2009.
The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of Hallmark’s shares. The risk- free interest rates for periods within the contractual term of the options are based on rates for U.S. Treasury Notes with maturity dates corresponding to the options expected lives on the dates of grant.
6. Segment Information
The following is business segment information for the three months ended March 31, 2006 and 2005 (in thousands):

	Three Months Ended
	March 31,

	2006	2005

Revenues:
HGA Operating Unit	$17,540	$6,280
TGA Operating Unit	14,099	—
PGA Operating Unit	10,797	11,161
Aerospace Operating Unit	1,869	—
Corporate	215	4

Consolidated	$44,520	$17,445

Pre-tax income (loss):
HGA Operating Unit	$3,360	$1,068
TGA Operating Unit	1,728	—
PGA Operating Unit	2,051	2,442
Aerospace Operating Unit	(109)	—
Corporate	(3,501)	(806)

Consolidated	$3,529	$2,704

The following is additional business segment information as of the dates indicated (in thousands):

	Mar. 31,	Dec. 31,
Assets	2006	2005

HGA Operating Unit	$141,198	$136,220
TGA Operating Unit	109,655	—
Phoenix Operating Unit	68,187	68,264
Aerospace Operating Unit	22,112	—
Corporate	27,991	4,422

Consolidated	$369,143	$208,906

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
7. Reinsurance
We reinsure a portion of the risk we underwrite in order to control the exposure to losses and to protect capital resources. We cede to reinsurers a portion of these risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Ceded reinsurance involves credit risk and is generally subject to aggregate loss limits. Although the reinsurer is liable to us to the extent of the reinsurance ceded, we are ultimately liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after allowances for uncollectible amounts. We monitor the financial condition of reinsurers on an ongoing basis and review our reinsurance arrangements periodically. Reinsurers are selected based on their financial condition, business practices and the price of their product offerings. Refer to Note 6 of our Form 10-K for the year ended December 31, 2005 for more discussion of our reinsurance.
The following table shows earned premiums ceded and reinsurance loss recoveries by period (in thousands):

	Three Months
	Ended March 31,

	2006	2005

Ceded earned premiums	$1,397	$—
Reinsurance recoveries	$776	$(391)
8. Notes Payable
On June 21, 2005, our newly formed trust subsidiary completed a private placement of $30.0 million of 30-year floating rate trust preferred securities. Simultaneously, we borrowed $30.9 million from the trust subsidiary and contributed $30.0 million to AHIC in order to increase policyholder surplus. The note bears an initial interest rate of 7.725% until June 15, 2015, at which time interest will adjust quarterly to the three month LIBOR rate plus 3.25 percentage points. As of March 31, 2006, the note balance was $30.9 million.
On January 27, 2006, we borrowed $15.0 million under the revolving credit facility with The Frost National Bank to fund the cash required to close the acquisition of the TGA Group. As of March 31, 2006, the balance on the revolving note was $15.0 million. (See Note 3, “Business Combinations” and Note 12, “Credit Facility.”)
Also included in notes payable is $3.0 million of various short-term notes payable to banks by PAAC, bearing variable interest rates ranging from 7.50% to 7.75%. These notes are secured by PAAC’s finance notes receivables. The line of credit available under PAAC’s current borrowing arrangements is $5.0 million, approximately $3.0 million of which was borrowed at March 31, 2006. PAAC’s borrowing arrangements contain various restrictive covenants which, among other things, require maintenance of minimum amounts of tangible net worth and working capital. At March 31, 2006, PAAC was in compliance with all of such covenants.
9. Note Payable to Related Party
On January 3, 2006, we executed a promissory note payable to Newcastle Partners, L.P. in the amount of $12.5 million in order to obtain funding to complete the acquisition of the subsidiaries now comprising our Aerospace Operating Unit. The promissory note bears interest at the rate of 10% per annum. The unpaid principal balance of the promissory note, together with all accrued and unpaid

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
interest, is due and payable on demand at any time after June 30, 2006. As of March 31, 2006 the promissory note balance was $12.5 million.
10. Convertible Notes Payable
On January 27, 2006, we issued $25.0 million in subordinated convertible promissory notes to Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P., which are investment partnerships managed by an entity controlled by Mark E. Schwarz, then our Chairman and Chief Executive Officer. Each convertible note bears interest at 4% per annum until paid or converted, which rate increases to 10% per annum in the event of default. Interest is payable quarterly in arrears commencing March 31, 2006. The convertible notes mature on July 27, 2007, and may not be prepaid. Conversion of the convertible notes is in all events subject to stockholder approval. Following stockholder approval, the principal of the convertible notes must be converted by the holders into shares of our common stock on or before maturity at a conversion rate of $7.68 per share (subject to certain anti-dilution provisions).
In accordance with the FASB Emerging Issues Task Force (“EITF”) Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments,” the convertible notes contain a beneficial conversion feature requiring a discount to the carrying amount of the notes equal to (i) the difference between the stated conversion rate and the market price of our common stock on the date of issuance; multiplied by (ii) the number of shares into which the notes are convertible. Per EITF Issue No. 98-5 and EITF Issue No. 00-27, upon issuance we recorded a $9.6 million discount to the convertible notes which will be amortized straight line as interest expense over the term of the convertible notes, with any unamortized balance of the discount expensed upon conversion of the notes. The discount to the convertible notes was offset by increases to deferred federal income taxes and additional paid in capital, resulting in a temporary increase in our book value which will decline as the discount is amortized. Ultimately, the discount on the convertible notes will have no effect on our book value.
Interest expense resulting from amortization of the discount on the convertible notes during the first fiscal quarter of 2006 was $1.1 million, resulting in a convertible notes balance of $16.5 million as of March 31, 2006. This interest expense had the effect of reducing our operating income for the period, but had no effect on our cash flow.
11. Structured Settlements
In connection with the acquisition of the TGA Group, we recorded a payable for the future guaranteed payments of $25.0 million discounted at 4.4%, the rate of two year U.S. Treasuries (the only investment permitted on the trust account securing such future payments. Such trust account is classified in restricted cash and investments on our balance sheet.) (See Note 3, “Business Combinations.”) As of March 31, 2006, the balance of the structured settlements was $23.8 million.
12. Credit Facility
On June 29, 2005, we entered into a credit facility with The Frost National Bank. The credit facility was amended and restated on January 27, 2006 to a $20.0 million revolving credit facility, with a $5.0 million letter of credit sub-facility. We borrowed $15.0 million under the revolving credit facility to fund the cash required to close the acquisition of the TGA Group. Principal outstanding under the revolving credit facility generally bears interest at the three month Eurodollar rate plus 2.00%, payable

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
quarterly in arrears. We pay letter of credit fees at the rate of 1.00% per annum. Our obligations under the revolving credit facility are secured by a security interest in the capital stock of all of our subsidiaries, guaranties of all of our subsidiaries and the pledge of substantially all of our assets. The revolving credit facility contains covenants which, among other things, require us to maintain certain financial and operating ratios and restrict certain distributions, transactions and organizational changes. The amended and restated credit agreement terminates on January 27, 2008. As of March 31, 2006, there was $15.0 million outstanding under our revolving credit facility, and we were in compliance with or had obtained waivers of all of our covenants. In the third quarter of 2005, we issued a $4.0 million letter of credit under this facility to collateralize certain obligations under the agency agreement between HGA and Clarendon effective July 1, 2004.
13. Deferred Policy Acquisition Costs
The following table shows total deferred and amortized policy acquisition costs by period (in thousands):

	Three Months Ended
	March 31,

	2006	2005

Deferred	$(8,720)	$(6,087)
Amortized	6,793	5,715

Net Deferred	$(1,927)	$(372)

14. Earnings per Share
The following table sets forth basic and diluted weighted average shares outstanding for the periods indicated (in thousands):

	Three Months
	Ended March 31,

	2006	2005

Common Stockholders:
Weighted average shares — basic	14,479	7,078
Effect of dilutive securities	131	116

Weighted average shares — assuming dilution	14,610	7,194

Convertible Noteholders:
Weighted average shares — basic and assuming dilution	3,255	n/a

For the basic and diluted earnings per share calculation for the three months ended March 31, 2006, net income was allocated $2.0 million to common stockholders and $0.4 million to holders of convertible notes. For the three months ended March 31, 2006 and 2005, no shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share.
In accordance with FASB Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”), we have restated the basic and diluted weighted average shares outstanding for the three months ended March 31, 2005 for the effect of a bonus element from our stockholder rights offering completed in the second quarter of 2005. According to SFAS 128, there is an assumed bonus element in a rights issue whose exercise price is less than the market value of the stock at the close of the rights

HALLMARK FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
offering period. This bonus element is treated as a stock dividend for reporting earnings per share. We have also restated the basic and diluted earnings per share to reflect a one-for-six reverse stock split effected July 31, 2006.
15. Net Periodic Pension Cost
The following table details the net periodic pension cost incurred by period (in thousands):

	Three Months
	Ended March 31,

	2006	2005

Interest cost	$171	$181
Amortization of net loss	40	19
Expected return on plan assets	(157)	(184)

Net periodic pension cost	$54	$16

We contributed $32 thousand and $36 thousand to our frozen defined benefit cash balance plan during the first three months of 2006 and 2005, respectively. Refer to Note 13 of our Form 10-K for the year ended December 31, 2005 for more discussion of our retirement plans.

Independent Auditors’ Report
The Board of Directors
Texas General Agency, Inc.:
We have audited the accompanying combined balance sheet of Texas General Agency, Inc. and Subsidiary, Pan American Acceptance Corporation, and TGA Special Risk, Inc. (collectively the Company) as of December 31, 2005, and the related combined statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

KPMG LLP
Dallas, Texas
April 7, 2006

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
COMBINED BALANCE SHEET
December 31, 2005

ASSETS
Cash	$2,198,918
Bonds	18,259,230
Common stocks	1,337,554
Premium and agents’ balances receivable	17,555,501
Premium finance notes receivable	6,146,552
Losses receivable from insurance companies	6,171,761
Reinsurance recoverable	639,881
Deferred policy acquisition costs	1,425,432
Property and equipment, net of accumulated depreciation	674,971
Deferred federal income tax asset	1,788,670
Other assets	331,557

Total assets	$56,530,027

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Liability for outstanding claims	$4,376,033
Premiums payable to insurance companies	17,974,854
Reinsurance balances payable	648,913
Unearned premiums	5,090,829
Reserve for unpaid losses and loss adjustment expenses	9,304,128
Notes payable to banks	4,784,694
Accounts payable and other liabilities	851,108
Current federal income taxes payable	863,042
Unearned commissions	6,090,563

Total liabilities	49,984,164

Commitments and contingencies (Note 13)
Stockholders’ equity:
Common stock	4,205
Additional paid-in capital	20,008
Accumulated other comprehensive income — net unrealized gains on investment securities	129,637
Retained earnings	6,799,141
Treasury stock, at cost (174 shares)	(407,128)

Total stockholders’ equity	6,545,863

Total liabilities and stockholders’ equity	$56,530,027

See accompanying notes to combined financial statements.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2005

Revenues:
Commissions	$39,827,572
Premiums earned	9,959,006
Investment income, net	547,403
Interest income on finance notes	1,302,904
Other	368,020

52,004,905

Expenses:
Losses and loss adjustment expenses	5,653,303
Commissions	26,117,856
Operating expenses	15,239,580
Interest expense	218,221

47,228,960

Income before federal income taxes	4,775,945

Federal income tax expense:
Current	867,981
Deferred	624,042

1,492,023

Net income	$3,283,922

See accompanying notes to combined financial statements.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
COMBINED STATEMENT OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
December 31, 2005

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Treasury	Comprehensive	Stockholders’
	Stock	Capital	Earnings	Stock	Income	Equity

Balance, December 31, 2004	$4,205	20,008	3,569,357	(32,128)	363,615	3,925,057
Comprehensive income:
Net income	—	—	3,283,922	—	—	3,283,922
Change in accumulated unrealized net gain on investment securities, net of tax effect of $120,512	—	—	—	—	(233,978)	(233,978)

Total comprehensive income						3,049,944

Treasury stock acquired	—	—	—	(375,000)	—	(375,000)
Distributions to stockholders	—	—	(54,138)	—	—	(54,138)

Balance, December 31, 2005	$4,205	20,008	6,799,141	(407,128)	129,637	6,545,863

See accompanying notes to combined financial statements.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
COMBINED STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

Cash flows from operating activities:
Net income	$3,283,922
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	430,922
Net gain on sales of investments	(46,405)
Deferred federal income tax expense	624,042
Decrease in premium and agents’ receivable	(947,468)
Increase in finance notes receivable	38,443
Increase in losses receivable from insurance companies	(1,012,414)
Increase in reinsurance recoverable	(84,985)
Decrease in due from affiliates	1,515
Increase in deferred policy acquisition costs	(235,007)
Increase in other assets	(40,720)
Increase in liability for outstanding claims	2,591,055
Increase in premiums payable to insurance companies	350,605
Increase in losses payable to insurance companies	88,648
Increase in unearned premiums	681,846
Increase in reserve for unpaid losses and adjustment expenses	1,184,652
Decrease in due to affiliates	(1,520)
Increase in unearned commissions	(1,320,418)
Decrease in accounts payable and other liabilities	(174,013)
Increase in current federal income taxes payable	698,864

Net cash provided by operating activities	6,111,564

Cash flows from investing activities:
Purchase of investments available for sale	(4,919,102)
Proceeds from maturities and sales of investments available for sale	2,467,542
Acquisition of property and equipment	(79,474)
Purchase of software	(287,425)

Net cash used in investing activities	(2,818,459)

Cash flows from financing activities:
Proceeds from notes payable	9,017,685
Payment of notes payable	(10,878,889)
Treasury stock acquired	(375,000)
Distributions to stockholders	(54,138)

Net cash used in financing activities	(2,290,342)

Net increase in cash	1,002,763
Cash, beginning of year	1,196,155

Cash, end of year	$2,198,918

Supplemental disclosures of cash flow information:
Interest paid during the year	$218,221
Federal income taxes paid during the year	153,257
See accompanying notes to combined financial statements.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005
(1) Organization and Summary of Significant Accounting Policies
Texas General Agency, Inc. (TGA) is a managing general agent (MGA) for several insurance companies, including its wholly owned subsidiary, Gulf States Insurance Company (GSIC). TGA currently has approximately 800 appointed agents writing property and casualty business. Lines of business written are primarily personal lines, nonstandard auto, commercial auto, general liability, commercial property, homeowners, dwelling, fire, and inland marine in Texas, Louisiana, and Alabama. GSIC is incorporated under the laws of the State of Oklahoma with operations emphasizing assumed reinsurance. Through retrocession agreements with a group of reinsurers, GSIC assumed 10% of the business produced by its parent, TGA, in 2005.
A portion of the policies produced by TGA are financed by Pan American Acceptance Corporation (PAAC), a company with shareholders common to TGA. TGA also has an affiliate relationship with TGA Special Risks, Inc. (TGASR), which brokers a small amount of mobile home business, also under common ownership with TGA.
(a) Basis of Presentation
The accompanying combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include the accounts of TGA and subsidiary, PAAC and TGASR (collectively, the Company). All significant intercompany transactions and balances have been eliminated in combination.
(b) Premiums Receivable
Premiums receivable are carried at cost, which approximates fair value. Management provides an allowance for uncollectible accounts in the period that collectibility is deemed impaired. As of December 31, 2005, no allowance was deemed necessary.
(c) Finance Notes Receivable
Finance notes receivable are nonrenewable, short-term notes collateralized by the unearned premiums on the related insurance policies. Management considers current information and events regarding the borrowers’ ability to repay their obligation and deems a finance note receivable to be impaired when it is probable that the Company will not be able to collect all amounts due according to contractual terms of the finance note receivable.
The Company uses the direct write-off method to account for uncollectible items and performs a monthly review of each loan that is 30 or more days past due to assess collectibility. Amounts deemed uncollectible are then written off and expensed monthly.
(d) Investments
The Company’s investments in debt and equity securities are classified as available for sale and are stated at their estimated fair values.
Unrealized gains and losses on these investments are included in accumulated other comprehensive income as a component of stockholders’ equity net of deferred federal income taxes and, accordingly,

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
have no effect on net income. Realized gains and losses are measured as the difference between the net sales proceeds and the investment’s cost, determined on the specific identification method. Amortization of bond premium or discount is calculated using the scientific interest method. When impairment of the value of an investment is considered to be other than temporary, a provision for the write-down to estimated net realizable value is recorded.
(e) Revenue Recognition
Interest income on finance notes receivable is recognized over the term of the related note using the sum of the years digits method which approximates the level yield method. Interest continues to accrue until the finance note receivable is paid off or management deems the collectibility of the principal and interest to be doubtful.
Premium income is recognized on a pro rata basis over the periods covered by the policies. Commission revenues related to insurance policies issued by TGA on behalf of unaffiliated insurance companies are recognized in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables, which requires determining allocated fair value for selling and servicing the policy and processing claims. Commission revenues for selling and servicing the policies are recognized on a pro rata basis over the periods covered by the policies, and the commission revenues for servicing claims are recognized over the service period in proportion to the historical trends of the claim cycle. Unearned commissions disclosed in the financial statements are presented net of related deferred commission expenses of $10.6 million as of December 31, 2005.
TGA retroactively participates in the loss experience under the terms of its reinsurance contracts. Contingent commissions receivable or payable are recorded on a cash basis in accordance with the terms of the reinsurance contracts. The Company recorded contingent commissions of $1,961,787 for the year ended December 31, 2005.
Pursuant to the agreement with Hallmark Financial Services, Inc. for the sale of outstanding stock of the Company, as disclosed in note 14, contingent commissions for underwriting years prior to January 1, 2006, were assigned to the stockholders of the Company as of December 31, 2005. Therefore, no receivable has been reflected in the combined financial statements for any contingent commissions.
(f) Federal Income Taxes
The Company accounts for federal income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TGA files a consolidated federal income tax return with GSIC.
(g) Deferred Policy Acquisition Costs
The net costs incurred by GSIC in acquiring new business, consisting primarily of net commissions, are deferred and amortized over the life of the policy acquired. The deferred policy acquisition costs asset is reviewed for any potential premium deficiency at each balance sheet date. A premium deficiency

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
represents future estimated losses, loss adjustment expenses, and amortization of deferred policy acquisition costs in excess of related unearned premiums and related future investment earnings. If a premium deficiency is determined to exist, the amount thereof is deducted from the Company’s deferred policy acquisition costs asset and is charged to income in the current period as an expense. To the extent the amount of the premium deficiency exceeds the related deferred policy acquisition costs asset, the deficiency is recorded as a liability and charged to income in the current period. No such deficiency was determined to exist as of December 31, 2005.
(h) Property and Equipment
Property, equipment, and software are stated at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred while betterments and renewals are capitalized.
(i) Reserve for Unpaid Losses and Loss Adjustment Expenses
The reserve for unpaid losses and loss adjustment expenses represents the undiscounted amount of case-basis estimates of reported losses, estimates based on certain actuarial assumptions regarding the past experience of unreported losses, and estimates of loss adjustment expenses to be incurred in the settlement of claims. Management believes that the reserve for unpaid losses and loss adjustment expenses is adequate to cover the ultimate liability; however, the ultimate costs associated with settling claims may be more or less than amounts reserved.
(j) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(k) Capitalization
Capitalization of the Company as of December 31, 2005, was as follows:

Common stock — Texas General Agency, Inc., no par value. Authorized 500,000 shares Class A no par value voting common stock; 1,000 shares issued and outstanding. Authorized 500,000 shares Class B no par value non-voting common stock; none issued	$1,000

Common stock — Pan American Acceptance Corporation, $1 par value. Authorized 500,000 shares Class A voting common stock; 2,205 shares issued and 2,031 shares outstanding. Authorized 500,000 shares Class B non-voting common stock; none issued	2,205

Common stock — TGA Special Risk, Inc., $1 par value. Authorized 1,000,000 shares; 1,000 shares issued and outstanding	1,000

Combined common stock	4,205

Additional paid-in capital — Texas General Agency, Inc. & Subsidiary	1,224

Additional paid-in capital — Pan American Acceptance Corporation	18,784

Combined additional paid-in capital	20,008

Treasury stock, at cost — Pan American Acceptance Corporation (174 shares)	(407,128)

Total	$(382,915)

(2) Investments
The amortized cost and estimated fair value by type of investment at December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Bonds:
U.S. treasury securities	$622,592	2,440	(29)	625,003
U.S. government agencies	375,218	836	—	376,054
Obligations of states and political subdivisions	17,078,553	18,653	(225,287)	16,871,919
Corporate securities	385,260	1,011	(17)	386,254

	18,461,623	22,940	(225,333)	18,259,230
Common stocks	938,717	410,051	(11,214)	1,337,554

	$19,400,340	432,991	(236,547)	19,596,784

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
The amortized cost and estimated fair value of fixed maturities at December 31, 2005 by contractual maturity are shown below. Expected maturities will differ from contractual maturities as borrowers may have the right to prepay obligations with or without prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value

Due in one year or less	$3,036,941	3,030,872
Due after one year through five years	14,522,947	14,336,169
Due after five years through ten years	601,735	592,189
Due after ten years through 20 years	300,000	300,000

	$18,461,623	18,259,230

Proceeds from sales of investments were $2,467,542 in 2005. Gross gains and losses of $78,577 and $32,172, respectively, in 2005 were realized on these transactions.
Bonds with amortized cost of $297,732 and an estimated fair value of $297,703 were held under joint control with the Oklahoma Insurance Department at December 31, 2005.
During 2005, the Company did not record any impairment charges for fixed maturity or equity securities.
Following is a summary of the Company’s gross unrealized losses in its fixed maturities portfolio as of December 31, 2005:

	Unrealized Loss Less Than		Unrealized Loss
	12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury securities	$297,703	(29)	—	—	297,703	(29)
Obligations of states and political subdivisions	6,319,157	(67,983)	6,606,777	(138,820)	12,925,934	(206,803)
Special revenue	786,557	(8,452)	267,238	(10,032)	1,053,795	(18,484)
Public utilities, industrial and miscellaneous	100,136	(17)	—	—	100,136	(17)

Total securities	$7,503,553	(76,481)	6,874,015	(148,852)	14,377,568	(225,333)

At December 31, 2005, the Company had $225,333 of unrealized losses in its fixed maturities portfolio, $148,852 of which was in excess of 12 months attributable to 54 securities with unrealized losses of less than 10%.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Following is a summary of the Company’s gross unrealized losses in its equity securities as of December 31, 2005:

	Unrealized Loss		Unrealized Loss
	Less Than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses

Common stock	$76,998	(5,284)	68,225	(5,930)	145,223	(11,214)

Total securities	$76,998	(5,284)	68,225	(5,930)	145,223	(11,214)

At December 31, 2005, the Company had $11,214 of unrealized losses in its equity portfolio, $5,930 of which was in excess of 12 months attributable to six securities with unrealized losses of less than 10%.
The Company continually monitors these investments and believes the unrealized loss in these investments is temporary.
During the year ended December 31, 2005, investment income was earned in the following investment categories:

Bonds	$515,319
Common stocks	39,706
Net realized investment gains	46,405
Other	1,696

Total investment income	603,126
Investment expenses	(55,723)

Net investment income	$547,403

See also note 6 regarding investments in trust accounts.
(3) Premium and Agents’ Balances Receivable
Premium and agents’ balances receivable consisted of the following at December 31, 2005:

Receivable from agents	$16,429,382
Receivables from insurance companies	1,119,362
Other	6,757

$17,555,501

(4) Notes Payable to Banks
Notes payable at December 31, 2005 consisted of various short-term notes payable to banks, bearing variable interest rates ranging from 4.75% to 7.75%. These notes were secured by the Company’s finance notes receivables and were personally guaranteed by stockholders of TGA. The line of credit available under the Company’s current borrowing arrangements is $5,000,000, approximately $4,800,000 of which was borrowed at December 31, 2005.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
The Company’s borrowing arrangements contain various restrictive covenants which, among other things, require the Company to maintain minimum amounts of tangible net worth and working capital. At December 31, 2005, the Company was not in compliance with certain of such covenants but had received a waiver for the violations.
During 2005, the Company paid interest of $194,835 related to notes payable to banks.
(5) Reserve for Unpaid Losses and Loss Adjustment Expenses
Activity in the reserve for unpaid losses and loss adjustment expenses is summarized as follows:

2005

Balance, January 1	$8,119,476
Less reinsurance recoverables	(554,896)

Net balance, January 1	7,564,580

Incurred related to:
Current year	6,690,192
Prior years	(1,036,889)

Total incurred	5,653,303

Paid related to:
Current year	1,971,835
Prior years	2,577,174

Total paid	4,549,009

Net balance, December 31	8,668,874
Plus reinsurance recoverable	635,254

Balance, December 31	$9,304,128

The change in incurred losses and loss adjustment expenses related to prior years was the result of the reestimation of unpaid losses and loss adjustment expenses principally on the general liability and commercial auto lines of insurance. This change in each year is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(6) Reinsurance
GSIC assumes business, originally produced by TGA, from unaffiliated insurance companies. Reinsurance transactions as of and for the year ended December 31, 2005 are summarized as follows:

Reserve for unpaid losses and loss adjustments expenses:
Assumed	$9,304,128
Ceded	(635,254)

$8,668,874

Unearned premiums — assumed	$5,090,829

Premiums written:
Assumed	$11,783,869
Ceded	(1,143,017)

$10,640,852

Earned premiums — assumed	$9,959,006

Net losses and loss adjustment expenses incurred:
Direct	$(35,000)
Assumed	6,421,389
Ceded	(733,086)

$5,653,303

Although the ceding of insurance does not discharge the original insurer from its primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability, and it is the practice of insurers for accounting purposes to treat insured risks, to the extent of the reinsurance ceded, as though they were risks for which the original insurer is not liable.
GSIC is required by a reinsurance agreement to maintain investments in trust accounts equal to approximately $14,749,000 at December 31, 2005 representing unearned premiums, outstanding losses, and incurred but not reported losses. GSIC’s trust accounts at December 31, 2005 totaled approximately $15,251,000.
(7) Stockholders’ Equity
GSIC is required to file statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Oklahoma Insurance Department, which vary in some respects from U.S. generally accepted accounting principles (GAAP). The primary differences affecting GSIC are that certain acquisition costs (principally commissions) which are deferred and amortized over the respective policy periods under GAAP are expensed as incurred under statutory accounting principles. Deferred federal income taxes are provided for temporary differences between the statutory balance sheet and tax basis balance sheet rather than the differences between the GAAP balance sheet and tax basis balance sheet, are credited directly to capital and surplus rather than net income, and are subject to certain limitations involving admissibility. GSIC reported statutory net income of $128,686 and statutory surplus of $6,420,659 as of December 31, 2005. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws,

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.
The maximum amount of dividends which can be paid by State of Oklahoma domiciled insurance companies to shareholders without prior approval of the Insurance Commissioner is subject to restrictions relating to statutory capital and surplus. Based on capital and surplus at December 31, 2005, the maximum amount of dividends not requiring regulatory approval that can be paid by GSIC to TGA in 2006 is approximately $640,000.
The Oklahoma Insurance Department imposes certain risk-based capital (RBC) requirements for property-casualty insurance companies that were developed by the NAIC. The required RBC calculation specifies various formulas and weighting factors that are applied to statutory financial balances or activity levels based on the perceived degree of risk. As of December 31, 2005, GSIC’s capital and surplus exceeded the amount calculated under the RBC requirements.
(8) Other Comprehensive Income (Loss)
The changes in the components of other comprehensive income (loss) are reported net of income taxes for the year ended December 31, 2005, as follows:

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	or Benefit	Amount

Net unrealized gains (losses) on investment securities:
Net unrealized holding losses arising during period	$(400,895)	136,290	(264,605)
Less reclassification adjustment for net gains realized in income	46,405	(15,778)	30,627

Other comprehensive income (loss) — net unrealized gains (losses)	$(354,490)	120,512	(233,978)

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
(9) Federal Income Taxes
Deferred federal income taxes are summarized as follows as of December 31, 2005:

Deferred tax assets:
Discounting of reserves for unpaid losses and loss adjustment expenses for tax purposes	$247,950
Unearned premium deductions for tax purposes	376,416
Unearned commissions	1,739,184
Salvage and subrogation	41,200
Net operating loss	36,844

Total deferred tax assets	2,441,594
Deferred tax liabilities:
Deferred acquisition costs	526,982
Depreciable assets	59,135
Unrealized gains on investments	66,807

Total deferred tax liabilities	652,924

Net deferred federal income tax asset	$1,788,670

Management believes that realization of the gross deferred tax assets is more likely than not based on the expectation that such benefits will be utilized in future tax returns of the Company.
The principal differences between the federal income tax expense computed at the statutory federal income tax rate and the Company’s provision for federal income taxes for the year ended December 31, 2005, are as follows:

Net income before federal income taxes	$4,775,945

Federal income tax expense at 34%	$1,623,821
Increase (decrease) resulting from:
State income taxes	141,846
Tax-exempt interest on investments and dividends received deduction	(131,408)
Meals and entertainment	11,453
Depreciable assets	(154,454)
Other, net	765

Actual federal income tax expense	$1,492,023

(10) Other Related-Party Transactions
A portion of the policies produced and managed by TGA are financed by PAAC. At December 31, 2005, there was $1,476,895 due from the affiliated finance company for policies financed by the affiliate.

TEXAS GENERAL AGENCY, INC. AND SUBSIDIARY,
PAN AMERICAN ACCEPTANCE CORPORATION,
AND TGA SPECIAL RISK, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
TGA shares office space, facilities, equipment, and certain management and administrative support functions with PAAC. The cost of such items is paid by TGA and allocated to its affiliate based on usage.
TGA makes lease payments under an operating lease entered into by PAAC. Under the terms of the lease agreement, monthly payments are $27,528 through May 2007.
During 2005, the Company paid interest of $23,386 on loans due to stockholders, which were paid off as of December 31, 2005.
(11) Property and Equipment
Property and equipment at December 31, 2005, consisted of the following:

	Useful Life
	in
	Years

Furniture and equipment	7 years	$921,508
Automobiles	7 years	85,324
Software	3 years	1,161,557

		2,168,389
Less accumulated depreciation and amortization		(1,493,418)

		$674,971

(12) Profit Sharing Plan
The Company maintains a qualified profit sharing plan for certain salaried employees who meet age and service requirements. Contributions to the plan are discretionary, but may not exceed 15% of the aggregate annual salaries of participants. Contributions to the plan for the year ended December 31, 2005 were $89,717.
(13) Contingencies
The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial condition.
(14) Subsequent Events
Effective January 1, 2006, all of the outstanding stock of TGA and its affiliated companies, PAAC and TGASRI was purchased by Hallmark Financial Services, Inc. TGA owns all of the issued and outstanding shares of common stock of GSIC.

                                 Shares
Common Stock

PROSPECTUS

Piper Jaffray
William Blair & Company
Keefe, Bruyette & Woods
Raymond James
                    , 2006

PART II
Information Not Required In Prospectus
Item 13. Other Expenses of Issuance and Distribution.
The expenses (other than the underwriters’ discounts) payable in connection with this offering are as follows:

SEC registration fee	$
NASD filing fee
Nasdaq Global Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses (including legal fees)
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

All expenses are estimated except for the SEC registration fee and the NASD filing fee.
Item 14. Indemnification of Directors and Officers.
The Nevada General Corporation Law (“NGCL”) provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless (i) such act or omission constituted a breach of his fiduciary duties as a director or officer; and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Under the NGCL, a corporation may indemnify directors and officers, as well as other employees and individuals, against any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation so long as such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
The NGCL further provides that indemnification may not be made for any claim as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the corporation must indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense. The NGCL provides that this is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The registrant’s articles of incorporation provide that the directors and officers will not be personally liable to the registrant or its stockholders for monetary damages for breach of their fiduciary duty as a director or officer, except for liability of a director or officer for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of the NGCL. The registrant’s bylaws and contractual arrangements with certain of its directors and officers provide that the registrant is required to indemnify its directors and officers to the fullest extent permitted by law. The registrant’s bylaws and these contractual arrangements also require the registrant to advance expenses incurred by a director or officer in connection with the defense of any proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the registrant. The registrant’s bylaws also permit the registrant to purchase and maintain errors and omissions insurance on behalf of any director or officer for any liability arising out of his or her actions in a representative capacity. The registrant does not presently maintain any such errors and omissions insurance for the benefit of its directors and officers.
Item 15. Recent Sales of Unregistered Securities.
On January 27, 2006, the registrant issued an aggregate of $25.0 million in subordinated convertible promissory notes to Newcastle Special Opportunity Fund I, L.P. and Newcastle Special Opportunity Fund II, L.P. (collectively, the “Opportunity Funds”). The proceeds from the issuance of the convertible notes were used to establish a trust account securing payment of future installments of purchase price and restrictive covenant consideration payable to the sellers of Texas General Agency, Inc. and certain affiliated entities. The principal and accrued interest on the convertible notes was converted to shares of the common stock of the registrant during the second quarter of 2006.
While outstanding, the convertible notes bore interest at the rate of 4% per annum, which rate increased to 10% per annum in the event of default. Interest on the convertible notes was payable in arrears each calendar quarter commencing March 31, 2006. Principal and all accrued but unpaid interest was due at the maturity of the convertible notes on July 27, 2007. The registrant had no right to prepay the convertible notes. In the event of a change in control of registrant at any time prior to stockholder approval of the convertibility of the convertible notes (discussed below), the holders had the right to require the registrant to redeem all or a portion of the convertible notes at a price equal to 110% of the principal amount being redeemed, plus accrued but unpaid interest on such principal amount. The convertible notes were subordinate in right of payment to all of existing and future secured indebtedness of the registrant.
Conversion of the convertible notes was in all events subject to obtaining approval of the stockholders of the registrant for the issuance of shares its common stock upon such conversion. The purchase agreements pursuant to which the convertible notes were issued obligated the registrant to hold an annual meeting of stockholders on or before May 31, 2006, and to solicit stockholder approval of both (i) the issuance of shares of the common stock of the registrant upon conversion of the convertible notes; and (ii) at least a 3.3 million share increase in the authorized shares of the common stock of the registrant in order to accommodate full conversion of the convertible notes. At the registrant’s annual meeting of stockholders held on May 25, 2006, its stockholders approved both the convertibility of the convertibility notes and a 16.7 million share increase in the authorized shares of its common stock.
Subject to such stockholder approval, the principal and accrued but unpaid interest of the each convertible note was convertible into shares of our common stock at any time prior to maturity at the election of the holder and, to the extent not previously converted, was to be automatically converted to shares of our common stock at its maturity date. The initial conversion price of the convertible notes was $7.68 per share of the common stock of the registrant. The convertible notes provided that if, on or before the earlier of conversion or October 27, 2006, the registrant had completed an offering of rights to purchase shares of its common stock at a price per share less than the initial conversion price of the convertible notes, then the conversion price of the convertible notes would have been reduced to an amount equal to the rights offering price. The conversion price would also have been adjusted proportionally for any stock dividend or split, stock combination or other similar recapitalization, reclassification or reorganization affecting the common stock of the registrant.
The Opportunity Funds gave the registrant notice of conversion of the convertible notes on May 25, 2006, immediately following the required stockholder approval at the annual meeting of stockholders of the registrant. As a result, the registrant issued to the Opportunity Funds an aggregate of 3,274,830 shares of its common stock in satisfaction of the aggregate of $25,150,685 in principal and accrued but unpaid interest outstanding on the convertible notes as of such date.
Subject to certain limitations, the holders of shares of the common stock of the registrant issued to the Opportunity Funds upon the conversion of the convertible notes have the right at any time to require that the registrant effect one registration of the public resale of all or any portion of such shares. If the registrant at any time proposes to register any of its securities for public sale, then such holders will have the right to require that all or any portion of the shares of its common stock issued upon conversion of the convertible notes be included in such registration, subject to certain limitations. In addition, subject to certain limitations, on or before January 27, 2009, the registrant is obligated to file and maintain in effect for up to two years a registration statement covering the public resale of all shares of its common stock issued to the Opportunity Funds upon conversion of the convertible notes which have not previously been publicly resold.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Articles of Incorporation of the registrant, as amended (incorporated by reference to Exhibit 3(a) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993).
3	.2+	Restated By-Laws of the registrant.
4	.1*	Specimen certificate for common stock, $0.18 par value, of the registrant.
4.2		Indenture dated June 21, 2005, between Hallmark Financial Services, Inc. and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed June 27, 2005).
4.3		Amended and Restated Declaration of Trust of Hallmark Statutory Trust I dated as of June 21, 2005, among Hallmark Financial Services, Inc., as sponsor, Chase Bank USA, National Association, as Delaware trustee, and JPMorgan Chase Bank, National Association, as institutional trustee, and Mark Schwarz and Mark Morrison, as administrators (incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K filed June 27, 2005).
4.4		Form of Junior Subordinated Debt Security Due 2035 [included in Exhibit 4.2 above].
4.5		Form of Capital Security Certificate [included in Exhibit 4.3 above].
4.6		First Restated Credit Agreement dated January 27, 2006, between Hallmark Financial Services, Inc. and The Frost National Bank (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed February 2, 2006).
4.7		Promissory Note dated January 3, 2006, in the amount of $12,500,000 payable to Newcastle Partners, L.P. (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed January 5, 2006).
4.8		Form of Registration Rights Agreement dated January 27, 2006, between Hallmark Financial Services, Inc. and Newcastle Special Opportunity Fund I, Ltd. and Newcastle Special Opportunity Fund II, L.P. (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed February 2, 2006).
5	.1*	Opinion of McGuire, Craddock & Strother, P.C.
10.1		Office Lease for 14651 Dallas Parkway, Suite 900, dated January 1, 1995, between American Hallmark Insurance Company of Texas and Fults Management Company, as agent for The Prudential Insurance Company of America (incorporated by reference to Exhibit 10(a) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994).
10.2		Tenth Amendment to Office Lease for 14651 Dallas Parkway, dated May 5th, 2003, between American Hallmark Insurance Company of Texas and Fults Management Company, as agent for The Prudential Insurance Company of America (incorporated by reference to Exhibit 10(a) to the registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003).
10.3		Lease Agreement for 777 Main Street, Suite 1000, Fort Worth, Texas 76102, dated June 12, 2003 between Hallmark Financial Services, Inc. and Crescent Real Estate Funding I, L.P. (incorporated by reference to Exhibit 10(a) to the registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003).
10	.4+	Lease Agreement for 7411 John Smith Drive, San Antonio, Texas dated February 18, 1997, between Pan American Acceptance Corporation and Medical Plaza Partners, Ltd.
10	.5+	Amendment No. 1 to Lease Agreement for 7411 John Smith Drive, San Antonio, Texas dated June 10, 2002, between Pan American Acceptance Corporation and San Antonio Technology Center Corporation, as successor to Medical Plaza Partners, Ltd.

Exhibit
Number		Description

10	.6+	Amendment No. 2 to Lease Agreement for 7411 John Smith Drive, San Antonio, Texas dated February 27, 2003, between Pan American Acceptance Corporation and San Antonio Technology Center Corporation, as successor to Medical Plaza Partners, Ltd.
10	.7+	Amendment No. 3 to Lease Agreement for 7411 John Smith Drive, San Antonio, Texas dated November 10, 2004, between Pan American Acceptance Corporation and San Antonio Technology Center Corporation, as successor to Medical Plaza Partners, Ltd.
10	.8+	Amended and Restated Lease Agreement for 14990 Landmark Boulevard, Addison, Texas dated December 13, 2005, between Aerospace Insurance Managers, Inc. and Donnell Investments, L.L.C.
10	.9#	1994 Key Employee Long Term Incentive Plan (incorporated by reference to Exhibit 10(f) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994).
10	.10#	First Amendment to Hallmark Financial Services, Inc. 1994 Key Employee Long Term Incentive Plan (incorporated by reference to Exhibit 10(bm) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002).
10	.11#	1994 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10(g) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994).
10	.12#	First Amendment to Hallmark Financial Services, Inc. 1994 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10(bn) to the registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002).
10	.13#	Second Amendment to Hallmark Financial Services, Inc. 1994 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10(e) to the registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001).
10	.14#	Form of Indemnification Agreement between Hallmark Financial Services, Inc. and its officers and directors, adopted July 19, 2002 (incorporated by reference to Exhibit 10(c) to the registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002).
10	.15#	Hallmark Financial Services, Inc. 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed June 3, 2005).
10	.16#	Form of Incentive Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed June 3, 2005).
10	.17#	Form of Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed June 3, 2005).
10	.18#+	Employment Agreement dated as of January 3, 2006, among Aerospace Holdings, LLC, Hallmark Financial Services, Inc. and Curtis R. Donnell.
10	.19#+	Employment Agreement dated as of February 1, 2006, between Texas General Agency, Inc. and Donald E. Meyer.
10.20		Guarantee Agreement dated as of June 21, 2005, by Hallmark Financial Services, Inc. for the benefit of the holders of trust preferred securities (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed June 27, 2005).
10.21		Form of Purchase Agreement dated January 27, 2006, between Hallmark Financial Services, Inc. and Newcastle Special Opportunity Fund I, Ltd. and Newcastle Special Opportunity Fund II, L.P. (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed February 2, 2006).
10.22		Purchase Agreement dated November 9, 2005, by and among Hallmark Financial Services, Inc. and Samuel M. Cangelosi, Donate A. Cangelosi and Donald E. Meyer (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed November 14, 2005).
10.23		Purchase Agreement dated November 23, 2005, by and among Hallmark Financial Services, Inc. and Samuel M. Cangelosi, Donate A. Cangelosi and Carol A. Meyer (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed November 30, 2005).

Exhibit
Number		Description

10.24		Purchase Agreement dated December 12, 2005, by and among Hallmark Financial Services, Inc. and Donnell Children Revocable Trust and Curtis R. Donnell (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K filed December 13, 2005).
10	.25+	Quota Share Reinsurance Treaty Attaching January 1, 2006 by and between American Hallmark Insurance Company, Phoenix Indemnity Insurance Company and Gulf States Insurance Company.
10	.26+	Amendment 1 to Quota Share Reinsurance Treaty Attaching January 1, 2006 by and between American Hallmark Insurance Company, Phoenix Indemnity Insurance Company and Gulf States Insurance Company.
10	.27+	Amendment 2 to Quota Share Reinsurance Treaty Attaching January 1, 2006 by and between American Hallmark Insurance Company, Phoenix Indemnity Insurance Company and Gulf States Insurance Company.
21	.1+	List of subsidiaries of the registrant.
23	.1+	Consent of KPMG LLP
23	.2+	Consent of KPMG LLP
23.3		Consent of McGuire, Craddock & Strother, P.C. [included in Exhibit 5.1, above].
24.1		Power of Attorney [included on signature page hereof].

*  To be filed by amendment.
+ Filed herewith.
# Management contract or compensatory plan or arrangement.
(b) Financial Statement Schedules. All required financial statement schedules are included with the consolidated financial statements of the registrant contained herein.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 8th day of August, 2006.

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ Mark J. Morrison

Mark J. Morrison,
President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark E. Schwarz, Executive Chairman, and Mark J. Morrison, President and Chief Executive Officer, and each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him in his name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith; and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this registration statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark E. Schwarz Mark E. Schwarz	Executive Chairman and Director	August 8, 2006

/s/ Mark J. Morrison Mark J. Morrison	President and Chief Executive Officer (Principal Executive Officer)	August 8, 2006

Signature	Title	Date

/s/ Jeffrey R. Passmore Jeffrey R. Passmore	Senior Vice President and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	August 8, 2006

/s/ Scott T. Berlin Scott T. Berlin	Director	August 8, 2006

/s/ James H. Graves James H. Graves	Director	August 8, 2006

/s/ George R. Manser George R. Manser	Director	August 8, 2006